Confidential Treatment Requested by Agro Capital Management Corp.

Pursuant to 17 C.F.R. Section 200.83

As submitted confidentially to the Securities and Exchange Commission on February 24, 2022.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration Statement No. 333 _________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

AGRO CAPITAL MANAGEMENT CORP.

(Exact name of Registrant as specified in its charter)

Nevada	2833	33-1230673
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2620 Regatta Drive, Suite 102,

Las Vegas, Nevada 89128

(702) 560-2430

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Scott Benson, CEO

2620 Regatta Drive, Suite 102,

Las Vegas, Nevada 89128

(702) 560-2430

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ernest M. Stern, Esq.
Culhane Meadows PLLC

1701 Pennsylvania Avenue, N.W.

Suite 200

Washington, D.C. 20006

(301) 910-2030

Approximate Date of Proposed Sale to the Public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Shares to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share(2)	Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(2)
Shares of Common Stock, par value $.001, issuable to each stockholder of the Company holding restricted shares equal to 20% of their beneficial ownership	20,104,523	$1.00	$20,104,523	$1863.68
Shares of Common Stock, par value $.001, issuable to18 holders of warrants upon exercise of their warrants(3)	10,000,000	1.00	10,000,000	927.00

TOTAL	30,104,523		$30,104,523	$2790.68

(1)	Pursuant to Rule 416 under the Securities Act, this registration statement shall be deemed to cover additional securities (i) to be offered or issued in connection with any provision of any securities purported to be registered hereby pursuant to terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions and (ii) of the same class as the securities covered by this registration statement issued or issuable prior to completion of the distribution of the securities covered by this registration statement as a result of a split of, or a stock dividend on, the registered securities.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) promulgated under the Securities Act of 1933, as amended.

(3)	In accordance with Rule 457(g) under the Securities Act, because the shares of the Registrant’s common stock underlying the warrants are registered hereby, no separate registration fee is required with respect to the warrants. The 18 warrants dated between June 25, 2021 and August 11, 2021 grant to the 18 investors a total of 10,000,000 shares at an exercise price of $0.60 per share.

This Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED February 24, 2022

Prospectus

30,104,523 Shares of Common Stock

Agro Capital Management Corp.

This prospectus covers 30,104,523 shares of our common stock of which 20,104,523 may be offered for resale or otherwise disposed of by each our record and beneficial stockholders in an amount equal to 20% of the shares of our common stock that each stockholder owns and 10,000,000 shares that may be offered for resale or otherwise disposed of by holders of our shares of common stock underlying warrants that we issued to 18 investors who purchased shares of our common stock in connection with a financing in which we raised $3,000,000 (the “Selling Stockholders”). This is the initial public offering of our common stock.

We will not receive any proceeds from the sale or other disposition of the securities by the Selling Stockholders. However, we may receive up to approximately $6,000,000 in gross proceeds upon the cash exercise of the warrants by the Selling Stockholders. We will use such proceeds, if and when received, for acquisitions and working capital. We do not have any planned acquisitions at this time. The Selling Stockholders may only offer and sell the common stock registered pursuant to this prospectus at a fixed price of $1.00 per share until such time as our common stock is listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time such shares may be sold at a prevailing market price or in a privately negotiated transaction. See “Selling Stockholders” for additional information regarding the sales process available to the Selling Stockholders.

Scott Benson and Ted Hicks, our CEO and President, respectively, have voting control through their ownership of 1,000 shares of Series A preferred stock each. Each share of the Series A preferred stock has the voting power of 10,000 shares of common stock. Accordingly, our management will have voting control over all matters submitted to the holders of our common stock.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements as set forth on page __ of this prospectus. Our common stock is quoted under the symbol “ACMB” on the OTC Pink Market (“OTC Pink”). On February 14, 202s, the last reported sale price of our common stock was $1.39. We currently expect the public offering price of the shares we are offering to be $1.00 per share of our common stock. There is a limited established market for our stock. The offering price of our shares has been determined arbitrarily by us. The price does not bear any relationship to our assets, book value, earnings, or other established criteria for valuing a privately held company. In determining the number of shares to be offered and the offering price, we took into consideration our capital structure and the amount of money we would need to implement our business plans. Accordingly, the offering price should not be considered an indication of the actual value of our securities.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 10 in this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is February 24, 2022

ADDITIONAL INFORMATION

You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. No one has been authorized to provide you with different information. The shares are not being offered in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of such documents.

i

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CAUTIONARY NOTE TO INVESTORS

This Prospectus qualifies the distribution of securities of an entity that derives all of its revenues from the cannabis industry in certain U.S. states, which industry is illegal under U.S. federal law. Agro Capital Management Corp. is directly involved in the cannabis industry through the production and sale of medical and adult-use cannabis in the State of California, which has regulated such activity.

The sale and use of cannabis is illegal under federal law pursuant to the U.S. Controlled Substance Act of 1970 (the “Controlled Substance Act”). Under the Controlled Substance Act, the policies and regulations of the United States Federal Government and its agencies are that cannabis has no medical benefit and a range of activities including cultivation and the personal use of cannabis is prohibited. The Supremacy Clause of the United States Constitution establishes that the United States Constitution and federal laws made pursuant to it are paramount and in case of conflict between federal and state law, the federal law shall apply.

Despite the current state of the federal law and the Controlled Substance Act, 37 states, the District of Columbia, and four U.S. territories that have legalized or decriminalized cannabis use for recreational or medical purposes. In early 2018, Vermont became the first state to legalize recreational cannabis by passage in a state legislature, but it does not allow commercial sales of recreational cannabis. Although the District of Columbia voters passed a ballot initiative in November 2014, no commercial recreational operations exist because of a prohibition on using funds to enact a recreational cannabis law contained within a federal appropriations amendment.

In addition, over half of the U.S. states have enacted legislation to legalize and regulate the sale and use of medical cannabis, while other states have legalized and regulate the sale and use of medical cannabis with strict limits on the levels of Delta-9-tetrahydrocannabinol (“THC”).

Our objective is to capitalize on the opportunities presented as a result of the changing regulatory environment governing the cannabis industry in the United States. Accordingly, there are a number of significant risks associated with our business. Unless and until the United States Congress amends the Controlled Substance Act with respect to medical and/or adult-use cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current federal law, and our business may be deemed to be producing, extracting or dispensing cannabis in violation of federal law in the United States.

For these reasons, our involvement in the United States cannabis market may subject us to heightened scrutiny by regulators, stock exchanges and clearing agencies. There are a number of significant risks associated with our business. As a result, we may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on our ability to operate in California and in other states in the United States. See sections entitled “Risk Factors” and “Our Business – Regulation and Licensing -Enforcement of Federal Laws”.

Trademarks

This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by any other companies.

iii

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and related notes included elsewhere in this prospectus. In this prospectus, unless otherwise noted, the terms “the Company,” “we,” “us,” and “our” refer to Agro Capital Management Corp.

The Company

Background

We were incorporated in Nevada on November 12, 2013 under the name Guate Tourism Inc. Until September 11, 2015, we operated an online tourist guide company in Guatemala.

On October 29, 2015, Guate Tourism Inc. conducted a statutory merger with its wholly-owned subsidiary, Agro Capital Management Corp. The subsidiary was not an operating company and held no assets. Guate Tourism Inc., as the surviving entity, changed its name in connection with the merger to Agro Capital Management Corp. On December 11, 2015, FINRA announced the name change and symbol change to “ACMB”.

On April 7, 2020, the District Court of Clark County issued an Order Granting Application for the Appointment of Barbara Bauman as Custodian of the Company (“Court Order”) since no management team was in place to manage the affairs of the Company and protect the financial interest of its shareholders. Under the terms of the Court Order, all prior officers and directors of the Company were removed, and Ms. Bauman was required to file quarterly reports with the Court regarding the actions she was taking to protect the existing shareholders of the Company. Ms. Bauman was a shareholder of the Company prior to her appointment. On April 8, 2020, the Company was reinstated and brought back to good standing with the State of Nevada, as required by the Court Order, by its sole officer and director, Barbara Bauman.

On October 12, 2020, Barbara Bauman submitted to the District Court of Clark County a motion to terminate custodianship on the basis of having completed the requested actions of the District Court on behalf of the Company.

On October 31, 2020, Barbara Bauman effected a change of control of the Company by selling 50,000,000 shares of the Company’s common stock that she owned and 2,000 shares of the Company’s Series A Preferred Stock that she owned to Apex Holdings, Inc.

On November 3, 2020, Ms. Bauman resigned from her position as the sole officer and director of the Company and appointed the current members of the Company’s Board of Directors (the “Board”), Scott Benson and Ted Hicks, and the current executives, Scott Benson as Chief Executive Officer, Ted Hicks as President, Geoffrey Lawrence as Chief Financial Officer then replaced by James Pekarsky on April 2, 2021 and Gordon Ellis as Chief Operating Officer.

1

On December 2, 2020, the Board and a majority of our shareholders, approved a 1-for-25 reverse stock split of the issued and outstanding shares of common stock of the Company, reducing the issued and outstanding shares of common stock from 69,912,152 to 2,796,486 post reverse split shares.

On December 29, 2020, we entered into a merger agreement with Apex Holdings, Inc. (“Apex”), a privately held Nevada-based holding company, with assets engaged in the business of manufacturing and distributing licensed cannabis in the State of CA. Following the merger, the shareholders of Apex hold 97.9% of our issued and outstanding shares. Our officers and directors are the same as the officers and directors of Apex. Apex became a subsidiary of ours following the merger.

Overview

Apex is a California licensed manufacturer and distributor of adult-use and medicinal cannabis products. Apex was incorporated in Nevada in February 2017 and began to manufacture and distribute cannabis products in January 2018. Following our acquisition of Apex in December 2020, we obtained its branded cannabis oil products and vape cartridge delivery systems, including intellectual properties, research and development, web sites, packaging designs, related marketing materials and trade secrets surrounding extraction of cannabis, manufacturing vape cartridge components, filters, cannabis oil formulae and vape cartridge designs.\. We manufacture through proprietary methods to produce high quality and award-winning oils and other cannabis products for ourselves as well as on a white label basis for other retailers of legal cannabis products. Our process requires that we have a Type 7 volatile manufacturing license for extraction using our approach. We have had our Type 7 license since January 2018. In the first quarter of 2020, Apex introduced new proprietary oils marketed as “Pure Spectrum Extract” that have repeatedly sold out by our retail customers.

Apex products have received a number of awards:

○	1st Place / Weedcon Harvest Festival / November 2021 / Best Extract : Indica

○	1st Place / Weedcon Wonderland / May 2021 / Live Resin Hybrid

○	1st Place / Hempcon San Francisco / September 2019 / Best Sativa Concentrate

○	1st Place / Hightimes Central Valley / March 2019 / Indica Concentrate

○	1st Place / Hightimes Central Valley / March 2019 / Hybrid Concentrate

○	1st Place / Hightimes Norcal / May 2019 / Sativa Concentrate

○	1st Place / Hightimes Bay Area / June 2019 / Hybrid Concentrate

○	2nd Place / Hightimes Norcal / May 2019 / Sativa Concentrate

○	3rd Place / Hightimes Bay Area / June 2019 / Vape Pen & Cartridge

○	3rd Place / Hightimes SoCal / July 2019 / Sativa Concentrate

○	3rd Place / Hightimes SoCal / July 2019 / Hybrid Concentrate

Awards from Hightimes can be found at https://hightimes.com/, Weedcon https://weedconproductions.com/weedcon-cup, and Hempcon https://www.cannabiscupwinners.com/cups-and-awards/hempcon-cup.html. We did not enter into any award programs during 2020 due to covid restrictions.

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We manufacture through proprietary methods to produce high quality and award-winning oils and other cannabis products for ourselves as well as on a white label basis for other retailers of legal cannabis products. We only operate in those states where cannabis is legalized and regulated under applicable state laws, and/or has been decriminalized for medical use and/or legalized for recreational use. Our California manufacturing facility is located in Oakland, California and currently produces resin and rosin concentrates, infused pre-rolls and packaged flower. The Oakland facility can process 450 pounds of material per week. We purchased equipment that we expect to be operational in February 2022 and when functioning will increase our manufacturing capacity to 1,950 pounds per week which equates to approximately 500,000 grams of concentrates per month. The additional concentrate capacity will be used to expand availability of the Apex line, increase bulk sales and infuse flower and pre-rolls. Market demand will determine the ultimate mix of products. We can add shifts to increase capacity further if demand warrants the expansion.

Our California cannabis distribution license allows us to transport raw material to our processing facility. Our material buyers locate material that meets our quality standards and then arrange for transport with our licensed team. This raw material becomes the basis for the concentrates that we create. Our distribution license also allows us to distribute finished product to retail outlets. We service the retail outlets with an internal direct sales team that supports locations throughout California.

Our product line expansions will be limited to products that incorporate full spectrum oil which we believe to be a competitive advantage of our manufacturing process. Our process does not use a distillate additive to prevent the THC from crystallizing which leaves our oil with what we believe to be the best consumption experience.

In December 2021 we began operating in Oklahoma with a transport and processing license that we obtained through the purchase on November 30, 2021 of all assets of Primo Laboratories LLC, located in Oklahoma City, Oklahoma, that is licensed by the Oklahoma Medical Marijuana Authority to manufacture and distribute a variety of cannabis products. The cannabis laws in Oklahoma and configuration of the business are very similar to that of California. With the transport license product can be transported from the grower to our facility for processing. The existing processing license is for non-volatile manufacturing so instead of the butane-based extraction used in our Oakland facility we are using ice-based extraction to produce hash concentrates. Concentrates are being sold under the Apex brand name using the same color coding (ivory, emerald and black) as used in California. The facility can generate approximately 8,000 grams of product/month as configured. The Oklahoma facility will also support flower packaged flower, packaged infused flower, and infused pre-rolls. The Oklahoma product produced will be sold by our internal team to support distribution throughout Nevada.

Our product and geographic expansion plans face many challenges which include:

Market Oversupply: New and existing entrants into the market may oversupply product within our targeted categories or price product below production cost to establish market share.

Regulatory Changes: Local tax rates and compliance requirements may change and affect our operating costs.

Personnel Availability: Hiring in the current post covid environment is more challenging and may present us with difficulties to fill needed positions in manufacturing.

Inflation: Escalating inflation rates may have an adverse effect on our business impacting our hiring and provisioning costs in ways that we have not experienced or predicted

Economic Slowdown: The economy could experience a significant slowdown or recession that could reduce retail sales.

Federal Legalization: Federal legalization may increase competition from locations outside of our primary markets and drive margins lower.

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Supply Chain issues: Current and on-going supply chain issues may impact our ability to secure packaging materials, manufacturing equipment, and other critical supplies required to produce product for our markets.

Insurance availability: Insurance for some aspects of the business and some locations may not be available at the levels normally associated with a business operations.

Recent Reverse Split

On January 22, 2021 FINRA announced a 1-for-5 reverse split for the Company that took effect on January 25, 2021.

Corporate Strategy

Our strategy is to operate and expand our holdings in the legal cannabis industry through acquisition, joint venture, partnership or investment to increase our market presence in California and additional states through direct acquisitions and licensing arrangements.

The key elements of our growth strategy are:

Increase the Variety of Our Products. We plan to expand the variety and breadth of products supporting additional brands, and new hardware suppliers for vape products that promise to offer highly customized vaping experience. The customized experience dramatically improves the customer experience in ways that are unique to the product category. For our Live Resin Brand we recently introduced a mid-tier product (Emerald) between our premium quality black label line and our base while label line. We also plan to incorporate a full spectrum oil into a variety of edible products once our R&D effort is complete.  We have also recently added an infused pre-roll line to our product portfolio.

Enter into More Strategic Partnership Arrangements. We intend to expand our operations over time to other states that have legalized cannabis consumption. Our current targets include Arizona, Georgia, Hawaii, Nevada, New York, Illinois, Michigan, Oklahoma and Washington. We have identified potential partners in each state that are either in possession of a license and facility or are in the process of securing. Ideal partners will have additional cannabis assets in the proposed expansion area to include distribution, cultivation, and retail. In addition to geographic expansion we are involved in R&D projects that will significantly reduce the cost of our product while improving the consistency of the flavor profiles within our product lines. The tech that we are reviewing will also allow us to create new flavor profiles to meet changing consumer preferences. We are also in the process of developing retail delivery relationships that will allow us to restart our fresh monthly subscription service designed to support the most sophisticated consumers that generate the most consistent monthly sales.

Develop Additional Revenue Streams: As we expand into more markets we will continue to identify product opportunities that allow us to leverage or experience in creating fine oils. We believe consumer tastes will continue to become more sophisticated as we have seen in California. As the market moves from cheap distillate to full spectrum product, we will be there with products that deliver oils using the most desired delivery methodologies available at the time. Our R&D team will continue to develop and test new products to keep us at the front of the changing cannabis marketplace.

Further Develop Our Technology. We plan to devote significant resources to enhance the extraction of high quality concentrates. Our process utilizes equipment that is available from a variety of extraction equipment providers combined in a way that produces consistent high quality products utilizing proprietary operating procedures developed by our team of engineers. In addition, reducing our manufacturing costs down while improving quality has been a driving force behind our growth since the inception of the Company. Every step of our process is measured and reported upon to continually improve the flow. We believe the financial markets will continue to reward those that focus on traditional business metrics while the consumer market will reward those companies that provide a premium experience at a reasonable price point.

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Strengthen the Apex Brand: We are working on developing a national brand of cannabis concentrates, which will be sold wholesale to dispensaries, through standardization of the production, material acquisition, storing, testing, compliance and labeling process. The process begins with a proprietary method of evaluating product quality and our work with cultivation partners to ensure the critical process of cultivation and storage used supports the Apex manufacturing standards. We then use our proprietary methods to extract the maximum flavor profile and present the product in the most visually pleasing way possible.

Securing capital for the construction of processing centers. ACMB management and capital partners have a proven track record for securing needed capital to drive growth. This prospectus is the first step to securing the funding required to maximize the organic growth available to us in the California market while working with our strategic partners and acquisition targets to expand into other geographic locations.

Obtaining the necessary state and local licensure for each proposed facility. The Apex team responsible for securing one of the first manufacturing and distribution licenses in California remains with the company and will continue to drive the process for capturing other licenses. Our team has also worked with prospective partners to help with their applications with the intent of leveraging awarded licenses with Apex technology, branding, and process flow.

Constructing processing facilities. Apex starts with industry standard equipment that is then customized to maximize the productivity, throughput, and quality of the manufacturing line. The engineering team responsible for the design will replicate our facility and standard operating procedures in other geographies.

Expanding per-facility capacity and increasing revenues. The Apex production design team has a proven method for expanding the capacity and therefore the revenue streams typically available from industry standard equipment. Our customization and process flows combine to offer our team some of the lowest product costs which we then pass on to our customers while maintaining a premium consumption experience.

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Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, which we refer to as the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not emerging growth companies. These provisions include:

●	Reduced disclosure about our executive compensation arrangements;
●	No non-binding shareholder advisory votes on executive compensation or golden parachute arrangements;
●	Exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting; and
●	Reduced disclosure of financial information in this prospectus, limited to two years of audited financial information and two years of selected financial information.

As a smaller reporting company, each of the foregoing exemptions is currently available to us. We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenues as of the end of a fiscal year, if we are deemed to be a large-accelerated filer under the rules of the Securities and Exchange Commission, or if we issue more than $1.0 billion of non- convertible debt over a three-year-period.

The JOBS Act permits an emerging growth company to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

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Corporate Information

We were incorporated in the State of Nevada on November 12, 2013. Our executive office is located at 2620 Regatta Drive, Suite 102, Las Vegas, Nevada 89128, and our telephone number is (702) 560-2430. Our internet website is www.acmbinc.com, The information on, or that can be accessed through, our website is not part of this prospectus, and you should not rely on any such information in making the decision whether to purchase our common stock.

The Offering

Common Stock to be Sold	Up to 30,104,523 shares of our common stock including 20,104,523 representing 20% of the shares of our common stock that each of our stockholders owns and 10,000,000 shares of our common stock underlying warrants that we issued to 18 investors who purchased shares of our common stock in connection with a financing in which we raised $3,000,000.

Common Stock Outstanding before the Offering Common Stock Outstanding after the Offering	50,053,821 as of February 14, 2021(1) 60,053,821

Use of Proceeds

This is a resale prospectus to register shares of the Selling Stockholders but we may receive up to approximately $6,000,000 in gross proceeds upon the cash exercise of certain warrants by the Selling Stockholders.

We intend to use the net proceeds from the exercise of warrants for (i) potential joint ventures, (ii) potential mergers and acquisitions, (iii) repayment of debt and (iv) general working capital. The expected uses of the net proceeds from the exercise of the warrants represent our intentions based upon our current plans and business conditions. The precise uses, amounts and timing of the application of proceeds have yet to be determined by our management and may differ, in some or all respects, from those enumerated above. The amounts used for each purpose and timing of our actual expenditures may also vary significantly depending on numerous factors. See “Use of Proceeds.” We will not receive any of the proceeds from the sale or other disposition of the securities by the Selling Stockholders. We have agreed to bear the expenses relating to the registration of the shares of our common stock held by the Selling Stockholders. See “Use of Proceeds”.

Dividend Policy	We have never declared any cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in financing the growth of our business and do not anticipate paying any cash dividends for the foreseeable future. See “Dividend Policy”.

OTC: Pink Symbol	ACMB

Risk Factors

You should carefully consider the information set forth in this prospectus and, in particular, the specific factors set forth in the “Risk Factors” section beginning on page 10 of this prospectus before deciding whether or not to invest in our common stock.

(1)	Does not include 10,000,000 shares issuable upon exercise of outstanding warrants or upon exercise of 705,000 options as of February 14, 2022.

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Summary Financial Information

The summary financial information set forth below is derived from the more detailed audited consolidated financial statements of the Company appearing elsewhere in this prospectus. You should read the summary consolidated financial information below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements, including the notes to such financial statements.

Statement of Operations Data:	Nine Months Ended	Nine Months Ended	Year Ended
	September 30, 2021	September 30, 2020	December 31, 2020	December 31, 2019
	(reviewed)	(audited)	(audited)	(audited)
Revenues, net	$5,284,224	$4,418,366	$4,752,454	$5,319,158
Cost of Goods Sold	1,828,867	1,911,648	1,064,576	4,968,822
Gross Profit	3,455,357	2,506,718	3,687,878	350,336
Total Operating Expenses	3,880,737	2,525,636	7,577,816	4,301,425
Net Profit (Loss) from Operations	(385,380)	(18,918)	ss(3,889,938)	(3,951,089)
Other Income (Expense)	167,938	(3,131,366)	1,268,349	(142,659)
Net (Loss) Income	$(221,595)	$(3,150,284)	$(2,621,589)	$(4,093,748)
Basic and Diluted	51,068,249	2,934,205	32,512,667	30,073,968
Net Gain (Loss) Per Share	$(.004)	$(1.07)	$(.08)	$(0.14)
Weighted Average Number of Shares Outstanding Basic and Diluted

Balance Sheet Data:	September 30, 2021	December 31, 2020	December 31, 2019
	(reviewed)	(audited)	(audited)
Cash	$1,564,203	$25,236	$51,512
Receivables, net	472.748	281,062	172,180
Inventory	2,150,878	95,482	218,770
Prepaid expenses and other assets	164,054	105,347	45,789
Property, plant and equipment, net	738,803	806,059	917,136
Total Assets	$5,090,686	$1,313,186	$1,405,387

Accounts Payable	$2,013,687	$1,595,775	$587,721
Accrued and Other Liabilities	3,291,554	2,330,172	769,517
Long-term debt	142,915	392,808	1,747,624
Due to related parties	153,010	283,316	-
Total Liabilities	5,601,166	4,602,071	3,104,862

Common stock, $0.001 par value; 200,000,000 shares authorized; 934,205, 2,934,205, and10,796,485 shares issued and outstanding as of December 31, 2019, 2020 and September 30, 2021	10,796	2,934	934
Preferred stock, $0.001 par value, 2000 shares authorized; 2,000 shares issued and outstanding as of December 31, 2020 and September 30, 2021	2	2	-
Additional Paid-in Capital	7,442,757	9,464,765	8,434,588
Accumulated Deficiency	(7,964,035)	(12,756,586)	(10,134,997)
Total Stockholder’s Equity (Deficiency)	(510,480)	(3,288,885)	(1,699,475)
Total Liabilities and Stockholders’ Equity	$5,090,686	$1,313,186	$1,405,387

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WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC registering under the Securities Act the common stock being offered under this prospectus. This prospectus, which is a part of such registration statement, does not include all of the information contained in the registration statement and its exhibits. For further information regarding us, the Selling Securityholders and our common stock, you should consult the registration statement and its exhibits.

Statements contained in this prospectus concerning the provisions of any documents are summaries of those documents and are not necessarily complete, and we refer you to the documents filed with the SEC for more information. The registration statement and any of its amendments, including exhibits filed as a part of the registration statement or an amendment to the registration statement, are available for inspection and copying as described below.

We will distribute annual reports to our stockholders, including financial statements audited and reported on by an independent registered public accounting firm. Any or all reports and other documents we will file with the SEC, as well as any or all of the documents incorporated by reference in this prospectus or the registration statement we filed with the SEC registering for sale the shares of our common stock being offered pursuant to this prospectus, are available at the SEC’s website www.sec.gov, as well as our website www.acmbinc.com. If you do not have internet access, requests for copies of such documents should be directed to Scott Benson, the Company’s CEO, at Agro Capital Management Corp., 2620 Regatta Drive, Suite 102, Las Vegas, Nevada 89128; Tel: (702) 560-2430.

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RISK FACTORS

Investing in our common stock involves a high degree of risk. Prospective investors should carefully consider the risks described below, together with all of the other information included or referred to in this prospectus, before purchasing shares of our common stock. There are numerous and varied risks that may prevent us from achieving our goals. If any of these risks actually occurs, our business, financial condition or results of operations may be materially adversely affected. In such case, the trading price of our common stock could decline and investors in our common stock could lose all or part of their investment.

Risks Related to Our Company

Since we have a limited operating history in our industry, it is difficult for potential investors to evaluate our business.

Our short operating history makes it difficult for potential investors to evaluate our business or prospective operations. As an early stage company, we are subject to all the risks inherent in the financing, expenditures, operations, complications and delays inherent in a new business. Accordingly, our business and success face risks from uncertainties faced by developing companies in a competitive environment. There can be no assurance that our efforts will be successful or that we will ultimately be able to attain profitability.

We have a history of operating losses, have a going concern opinion from our auditors and may need additional financing to meet our future long-term capital requirements.

We have a history of losses, have a going concern opinion from our auditors and may continue to incur operating and net losses for the foreseeable future. As of December 31, 2020, we had a working capital deficit of $3,288,885, and stockholders’ deficit of $ $3,288,885. We incurred a net loss of $4,005,738 for the year ended December 31, 2019. For the nine months ended September 30, 2021, we incurred a net loss of $221,595 and a stockholders’ deficit of $510,480. We have not achieved sustainable profitability on an annual basis. We may not be able to reach a level of revenue to achieve profitability. If our revenues grow slower than anticipated, or if operating expenses exceed expectations, then we may not be able to achieve profitability in the near future or at all, which may depress our stock price and cause our stockholders to lose some or all of their investment in our Company.

If we do not begin to generate significant revenues, we will still need to raise additional capital to meet our long-term business requirements. Any such capital raising may be costly or difficult to obtain and would likely dilute current stockholders’ ownership interests. If we are unable to secure additional financing in the future, we will not be able to continue as a going concern.

If we do not begin to generate significant revenues from our operations we will need additional capital, which may not be available on reasonable terms or at all. The raising of additional capital will dilute current stockholders’ ownership interests. We may need to raise additional funds through public or private debt or equity financings to meet various objectives including, but not limited to:

●	maintaining enough working capital to run our business;

●	pursuing growth opportunities, including more rapid expansion;

●	acquiring complementary businesses and technologies;

●	making capital improvements to improve our infrastructure;

●	responding to competitive pressures;

●	complying with regulatory requirements for advertising or taxation; and

●	maintaining compliance with applicable laws.

Any additional capital raised through the sale of equity or equity-linked securities may dilute current stockholders’ ownership percentages and could also result in a decrease in the fair market value of our equity securities because our assets would be owned by a larger pool of outstanding equity. The terms of those securities issued by us in future capital transactions may be more favorable to new investors, and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect that is different from or in addition to that reflected in the capitalization described in this report.

Further, any additional debt or equity financing that we may need may not be available on terms favorable to us, or at all. If we are unable to obtain required additional capital, we may have to curtail our growth plans or cut back on existing business and we may not be able to continue operating if we do not generate sufficient revenues from operations needed to stay in business.

We may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we issue, such as convertible notes and warrants, which may adversely impact our financial condition.

We may acquire other assets or businesses, or form collaborations or make investments in other companies or technologies that could harm our operating results, dilute our stockholders’ ownership, increase our debt or cause us to incur significant expense.

As part of our business strategy, we may pursue acquisitions of businesses and assets or enter into strategic alliances and collaborations, to initiate and then expand our operations. We may not identify or complete these transactions in a timely manner, on a cost-effective basis, or at all, and we may not realize the anticipated benefits of any such transaction, any of which could have a detrimental effect on our financial condition, results of operations and cash flows. We have limited experience with acquiring other companies and assets and limited experience with forming strategic alliances and collaborations. We may not be able to find suitable acquisition candidates, and if we make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing business and we may incur additional debt or assume unknown or contingent liabilities in connection therewith. Integration of an acquired company or assets may also disrupt ongoing operations, require the hiring of additional personnel and the implementation of additional internal systems and infrastructure, especially the acquisition of commercial assets, and require management resources that would otherwise focus on developing our existing business. We may not be able to find suitable strategic alliance or collaboration partners or identify other investment opportunities, and we may experience losses related to any such investments.

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To finance any acquisitions or collaborations, we may choose to issue debt or equity securities as consideration. Any such issuance of securities would dilute the ownership of our stockholders. If the price of our Common Stock is low or volatile, we may not be able to acquire other assets or companies or fund a transaction using our stock as consideration. Alternatively, it may be necessary for us to raise additional funds for acquisitions through public or private financings. Additional funds may not be available on terms that are favorable to us, or at all.

Our future success depends on our ability to retain our CEO and to attract, retain and motivate qualified personnel.

Our future business and results of operations depend in significant part upon the continued contributions of our CEO. If we lose his service or if he fails to perform in his current position, or if we are not able to attract and retain skilled personnel as needed, our business could suffer.

Because we do not have an audit or compensation committee, shareholders will have to rely on the entire Board of Directors to perform these functions.

We do not have an audit or compensation committee comprised of independent directors. Indeed, we do not have any audit or compensation committee. These functions are performed by the Board of Directors as a whole. Thus, there is a potential conflict in that board members who are also part of management will participate in discussions concerning management compensation and audit issues that may affect management decisions.

We expect to face intense competition, often from companies with greater resources and experience than we have.

To acquire qualified companies, we are likely to face competition from companies that have substantially greater financial, technological, managerial and research and development resources and experience than we have. In addition, if we are successful in closing our acquisition of one or more target companies, these acquired companies are likely to face competition for their service and product offerings from large and well-established companies that have greater marketing and sales experience and capabilities than we have. If we are unable to compete successfully, we may be unable to grow, sustain our revenue or be successful in achieving our business plan.

Current global financial conditions have been characterized by increased volatility which could negatively impact our business, prospects, liquidity and financial condition.

Current global financial conditions and recent market events have been characterized by increased volatility and the resulting tightening of the credit and capital markets has reduced the amount of available liquidity and overall economic activity. We cannot guaranty that debt or equity financing, the ability to borrow funds or cash generated by operations will be available or sufficient to meet or satisfy our initiatives, objectives or requirements. Our inability to access sufficient amounts of capital on terms acceptable to us for our operations will negatively impact our business, prospects, liquidity and financial condition.

We are growing the size of our organization, and we may experience difficulties in managing any growth we may achieve.

As of the date of this Offering Circular, we have one full-time employee. As our acquisition plans proceed and development and commercialization plans and strategies develop, we expect to need additional development, managerial, operational, sales, marketing, financial, accounting, legal, and other resources. Future growth would impose significant added responsibilities on members of management. Our management may not be able to accommodate those added responsibilities, and our failure to do so could prevent us from effectively managing future growth, if any, and successfully growing our Company.

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Our potential for rapid growth and our entry into new markets make it difficult for us to evaluate our current and future business prospects, and we may be unable to effectively manage any growth associated with these new markets, which may increase the risk of your investment and could harm our business, financial condition, results of operations and cash flow.

Our entry into new markets as we acquire new businesses may place a significant strain on our resources and increase demands on our executive management, personnel and systems, and our operational, administrative and financial resources may be inadequate. We may also not be able to effectively manage any expanded operations or achieve planned growth on a timely or profitable basis, particularly if the number of customers using our technology significantly increases or their demands and needs change as our business expands. If we are unable to manage expanded operations effectively, we may experience operating inefficiencies, the quality of our products and services could deteriorate, and our business and results of operations could be materially adversely affected.

If we are unable to develop and maintain our brand and reputation for our service and product offerings, our business and prospects could be materially harmed.

Our business and prospects depend, in part, on developing and then maintaining and strengthening our brand and reputation in the markets we will serve for the companies we acquire. If problems arise with our future products or services, our brand and reputation could be diminished. If we fail to develop, promote and maintain our brand and reputation successfully, our business and prospects could be materially harmed.

We may not maintain sufficient insurance coverage for the risks associated with our future business operations.

Risks associated with our prospective businesses and operations include, but are not limited to, claims for wrongful acts committed by our officers, directors, and other representatives, the loss of intellectual property rights, the loss of key personnel, risks posed by natural disasters and risks of lawsuits from customers who are injured from or dissatisfied with our services. Any of these risks may result in significant losses. We cannot provide any assurance that our insurance coverage will be sufficient to cover any losses that we may sustain, or that we will be able to successfully claim our losses under our insurance policies on a timely basis or at all. If we incur any loss not covered by our insurance policies, or the compensated amount is significantly less than our actual loss or is not timely paid, our business, financial condition and results of operations could be materially and adversely affected.

Any failure to protect our future intellectual property rights could impair our ability to protect our technology and our brand.

Our success depends in part on our ability to enforce our intellectual property and other proprietary rights of the companies we expect to acquire. We expect to rely upon a combination of trademark and trade secret laws, as well as license and other contractual provisions, to protect our intellectual property and other proprietary rights. These laws, procedures and restrictions provide only limited protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. To the extent that our intellectual property and other proprietary rights are not adequately protected, third parties may gain access to our proprietary information, develop and market solutions similar to ours or use trademarks similar to ours, each of which could materially harm our business. The failure to adequately protect our intellectual property and other proprietary rights could have a material adverse effect on our business, financial condition and results of operations.

The impact of epidemics or pandemics may limit our future business both from the demand and supply sides. Our sale people may not be able to effectively engage with customers due to restrictions on travel, conferences and in-person meetings. Our supply chain may be impacted by production and distribution delays. Due to these factors we may limit future operations to reduce expenses until events support and allow normal business procedures.

Our future acquired businesses and/or operations and the businesses of our potential customers could be materially and adversely affected by the risks, or the public perception of the risks, related to a pandemic or other health crisis, such as the recent outbreak of the novel coronavirus (COVID-19).

The growth of the businesses we acquire may, in part, be reliant on the willingness of customers to invest in their products and solutions. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could cause customers to avoid purchases which would delay sales of those products and solutions.

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In addition, since we source raw materials used in our products from various U.S. suppliers, the impact of COVID-19 on these suppliers, or any of our other suppliers, distributors and resellers, or transportation or logistics providers, may negatively affect the price and availability of our ingredients and/or packaging materials and impact our supply chain. If the disruptions caused by COVID-19 continue for an extended period of time, our ability to meet the demands of our consumers may be materially impacted. To date, we have not experienced any reduction in the available supply of our products. Additionally, many of our employees, including members of our management team, have been working remotely as a result of the closure of our offices and warehouses in compliance with local and state regulations in response to the COVID-19 pandemic. If our operations or productivity become, or continue to be, impacted throughout the duration of the COVID-19 outbreak and government-mandated closures, those occurrences may negatively impact our business, financial condition, and cash flow. The extent to which the COVID-19 pandemic will further impact our business will depend on future developments and, given the uncertainty around the extent and timing of the potential future spread or mitigation and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact to our business at this time.

Risks Related to the Cannabis Industry

Cannabis continues to be a Controlled Substance under the United States Federal Controlled Substances Act and our business may result in federal civil or criminal prosecution.

We are directly engaged in the medical and adult-use cannabis industry in the United States where local state law permits such activities however all such activities remain illegal under federal law. Investors are cautioned that cannabis is highly regulated at the state level. To our knowledge, there are to date 37 states, the District of Columbia, and four U.S. territories that have legalized medical cannabis in some form, including Nevada, although not all states have fully implemented their legalization programs. Fifteen states and the District of Columbia have legalized cannabis for adult use. Additional states have legalized high-cannabidiol (“CBD”), low Delta-9-tetrahydrocannabinol (“THC”) oils for a limited class of patients. Notwithstanding the permissive regulatory environment of cannabis at the state level, cannabis continues to be categorized as a Schedule I controlled substance under the U.S. Controlled Substance Act of 1970 (codified in 21 U.S.C.A. Section 812) (the “Controlled Substances Act”). Under federal law, a Schedule I drug is considered to have a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the substance under medical supervision. Federal law prohibits commercial production and sale of all Schedule I controlled substances, and as such, cannabis-related activities, including without limitation, the importation, cultivation, manufacture, distribution, sale and possession of cannabis remain illegal under federal law. It is also illegal to aid or abet such activities or to conspire or attempt to engage in such activities. Strict compliance with state and local laws with respect to cannabis may neither absolve us of liability under U.S. federal law, nor provide a defense to any federal proceeding brought against us. An investor’s contribution to and involvement in such activities may result in federal civil and/or criminal prosecution, including, but not limited to, forfeiture of his, her or its entire investment, fines and/or imprisonment.

An appropriations rider contained in the fiscal year 2015, 2016, 2017, 2018, 2019, 2020 and 2021 Consolidated Appropriations Act provides budgetary constraints on the federal government’s ability to interfere with the implementation of state-based medical cannabis laws. The Ninth Circuit Court of Appeals and other courts have interpreted the language to mean that the U.S. Department of Justice (the “DOJ”) cannot expend funds to prosecute state-law-abiding medical cannabis operators complying strictly with state medical cannabis laws. The Amendment prohibits the federal government from using congressionally appropriated funds to prevent states from implementing their own medical cannabis laws. The Rohrabacher Amendment was renewed for fiscal year 2021 and it shall remain valid through September 30, 2021. Continued reauthorization of the Amendment is predicated on future political developments and cannot be guaranteed. If the Amendment expires, federal prosecutors could prosecute even state-compliant medical cannabis operators for conduct within the five-year statute of limitations. The Amendment does not protect state legal adult-use cannabis businesses and the DOJ may spend funds to prosecute persons that are operating in accordance with state adult use cannabis laws.

Violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges and penalties, including, but not limited to, disgorgement of profits, cessation of business activities, divestiture, or prison time. This could have a material adverse effect on us, including our reputation and ability to conduct business, our holding (directly or indirectly) of medical and adult-use cannabis licenses throughout the United States, our financial position, operating results, profitability or liquidity or the market price of our publicly traded shares. In addition, it is difficult for us to estimate the time or resources that would be needed for the investigation or defense of any such matters or our final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

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The approach to the enforcement of cannabis laws may be subject to change, which creates uncertainty for our business.

As a result of the conflicting views between state legislatures and the federal government regarding cannabis, investments in, and the operations of, cannabis businesses in the United States are subject to inconsistent laws and regulations. The so-called “Cole Memorandum” issued by former Deputy Attorney General James Cole on August 29, 2013 and other Obama-era cannabis policy guidance, discussed below, provided the framework for managing the tension between federal and state cannabis laws. Subsequently, as discussed below, former Attorney General Jeff Sessions rescinded the Cole Memo and related policy guidance. Although no longer in effect, these policies, and the enforcement priorities established within, appear to continue to be followed during the Trump administration and remain critical factors that inform the past and future trend of state-based legalization.

The Cole Memo directed U.S. Attorneys not to prioritize the enforcement of federal cannabis laws against individuals and businesses that comply with state medical or adult-use cannabis regulatory programs, provided certain enumerated enforcement priorities (such as diversion or sale of cannabis to minors) were not implicated. In addition to general prosecutorial guidance issued by the DOJ, FinCEN issued a the FinCEN Memorandum on February 14, 2014 outlining Bank Secrecy Act-compliant pathways for financial institutions to service state-sanctioned cannabis businesses, which echoed the enforcement priorities outlined in the Cole Memorandum. On the same day the FinCEN Memorandum was published, the DOJ issued complimentary policy guidance directing prosecutors to apply the enforcement priorities of the Cole Memo when determining whether to prosecute individuals or institutions with crimes related to financial transactions involving the proceeds of cannabis-related activities.

On January 4, 2018, the then Attorney General Jeff Sessions rescinded the Cole Memo, the Cole Banking Memorandum, and all other related Obama-era DOJ cannabis enforcement guidance. While the rescission did not change federal law, as the Cole Memo and other DOJ guidance documents were not themselves laws, the rescission removed the DOJ’s formal policy that state-regulated cannabis businesses in compliance with the Cole Memo guidelines should not be a prosecutorial priority. Notably, former Attorney General Sessions’ rescission of the Cole Memo and the Cole Banking Memorandum has not affected the status of the FinCEN Memorandum issued by the Department of Treasury, which remains in effect. In addition to his rescission of the Cole Memo, former Attorney General Sessions issued a one-page memorandum known as the “Sessions Memorandum.” The Sessions Memorandum explains the DOJ’s rationale for rescinding all past DOJ cannabis enforcement guidance, claiming that Obama-era enforcement policies are “unnecessary” due to existing general enforcement guidance adopted in the 1980s, in chapter 9.27.230 of the U.S. Attorney’s Manual (the “USAM”). The USAM enforcement priorities, like those of the Cole Memo, are based on the use of the federal government’s limited resources and include “law enforcement priorities set by the Attorney General,” the “seriousness” of the alleged crimes, the “deterrent effect of criminal prosecution,” and “the cumulative impact of particular crimes on the community.” Although the Sessions Memorandum emphasizes that cannabis is a federally illegal Schedule I controlled substance, it does not otherwise instruct U.S. Attorneys to consider the prosecution of cannabis-related offenses a DOJ priority, and in practice, most U.S. Attorneys have not changed their prosecutorial approach to date. However, due to the lack of specific direction in the Sessions Memorandum as to the priority federal prosecutors should ascribe to such cannabis activities and the lack of additional guidance since the resignation of former Attorney General Sessions, there can be no assurance that the federal government will not seek to prosecute cases involving cannabis businesses that are otherwise compliant with state law.

William Barr served as United States Attorney General from February 14, 2019 to December 23, 2020. The DOJ under Mr. Barr did not take a formal position on federal enforcement of laws relating to cannabis. United States President Biden appointed Merrick Garland to succeed Mr. Barr as the U.S. Attorney General. It is unclear what impact, if any, the new administration will have on U.S. federal government enforcement policy on cannabis.

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Such potential proceedings could involve significant restrictions being imposed upon us or third parties, while diverting the attention of key executives. Such proceedings could have a material adverse effect on our business, revenues, operating results and financial condition as well as our reputation and prospects, even if such proceedings were concluded successfully in our favor. In the extreme case, such proceedings could ultimately involve the criminal prosecution of our key executives, the seizure of our corporate assets, and consequently, our inability to continue our business operations. Strict compliance with state and local laws with respect to cannabis does not absolve us of potential liability under federal law, nor provide a defense to any federal proceeding which may be brought against us. Any such proceedings brought against us may adversely affect our operations and financial performance.

Uncertainty surrounding existing protection from federal prosecution may adversely affect our operations and financial performance.

Pursuant to the Amendment, until such time as it is not renewed or expires of its own accord, the DOJ is prohibited from expending any funds to prevent states from implementing their own medical cannabis laws. If the Amendment or an equivalent thereof is not successfully included in the next or any subsequent federal omnibus spending bill, the protection which has been afforded thereby to our medical cannabis businesses in the past would lapse, and such businesses would be subject to a higher risk of prosecution under federal law. Although unlikely, there is a possibility that all amendments may be banned from federal omnibus spending bills, and if this occurs and the substantive provisions of the Amendment are not included in the base federal omnibus spending bill or other law, these protections would lapse. To the extent the Amendment is included in a continuing resolution, the protections of the Amendment would lapse if Congress does not reauthorize the resolution or pass another funding measure that includes the Amendment.

We may be in violation of anti-money laundering laws and regulations which could impact our ability to obtain banking services, result in the forfeiture or seizure of our assets and could require us to suspend or cease operations.

We are subject to a variety of domestic federal laws and regulations that involve money laundering, financial recordkeeping and proceeds of crime, including the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act) and the rules and regulations thereunder. Since the manufacture, distribution and sale of cannabis remains illegal under the Controlled Substances Act, banks and other financial institutions providing services to cannabis-related businesses risk violation of federal anti-money laundering statutes (18 U.S.C. §§ 1956 and 1957), the unlicensed money-remitter statute (18 U.S.C. § 1960) and the Bank Secrecy Act, among other applicable federal statutes. Banks or other financial institutions that provide cannabis businesses with financial services such as a checking account or credit card in violation of the Bank Secrecy Act could be criminally prosecuted for willful violations of money laundering statutes, in addition to being subject to other criminal, civil, and regulatory enforcement actions. Banks often refuse to provide banking services to businesses involved in the cannabis industry due to the present state of the laws and regulations governing U.S. financial institutions. The lack of banking and financial services presents unique and significant challenges to businesses in the cannabis industry. The potential lack of a secure place in which to deposit and store cash, the inability to pay creditors through the issuance of checks and the inability to secure traditional forms of operational financing, such as lines of credit, are some of the many challenges presented by the unavailability of traditional banking and financial services. These statutes can impose criminal liability for engaging in certain financial and monetary transactions with the proceeds of a “specified unlawful activity” such as distributing controlled substances which are illegal under federal law, including cannabis, and for failing to identify or report financial transactions that involve the proceeds of cannabis-related violations of the Controlled Substances Act. We may also be exposed to the foregoing risks.

As previously introduced, in February 2014, FinCEN issued the FinCEN Memo providing instructions to banks seeking to provide services to cannabis-related businesses. The FinCEN Memo states that in some circumstances, it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of the Bank Secrecy Act. It refers to supplementary guidance that former Deputy Attorney General James M. Cole issued to federal prosecutors relating to the prosecution of money laundering offenses predicated on cannabis-related violations of the Controlled Substances Act. Although the FinCEN Memo remains in effect today, it is unclear at this time whether the current administration will follow the guidelines of the FinCEN Memo. Overall, the DOJ continues to have the right and power to prosecute crimes committed by banks and financial institutions, such as money laundering and violations of the Bank Secrecy Act, that occur in any state, including in states that have legalized the applicable conduct and the DOJ’s current enforcement priorities could change for any number of reasons. A change in the DOJ’s enforcement priorities could result in the DOJ prosecuting banks and financial institutions for crimes that previously were not prosecuted. If we do not have access to the U.S. banking system, our business and operations could be adversely affected.

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Other potential violations of federal law resulting from cannabis-related activities include the Racketeer Influenced Corrupt Organizations Act (“RICO”). RICO is a federal statute providing criminal penalties in addition to a civil cause of action for acts performed as part of an ongoing criminal organization. Under RICO, it is unlawful for any person who has received income derived from a pattern of racketeering activity, to use or invest any of that income in the acquisition of any interest, or the establishment or operation of, any enterprise which is engaged in interstate commerce. RICO also authorizes private parties whose properties or businesses are harmed by such patterns of racketeering activity to initiate a civil action against the individuals involved. Although RICO suits against the cannabis industry are rare, a few cannabis businesses have been subject to a civil RICO action. Defending such a case has proven extremely costly, and potentially fatal to a business’ operations.

In the event that any of our operations, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations in the United States were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize our ability to declare or pay dividends, effect other distributions and subject us to civil and/or criminal penalties. Furthermore, while there are no current intentions to declare or pay dividends on our common stock in the foreseeable future, in the event that a determination was made that our proceeds from operations (or any future operations or investments) could reasonably be shown to constitute proceeds of crime, we may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time. We could likewise be required to suspend or cease operations entirely.

We may become subject to federal and state forfeiture laws which could negatively impact our business operations.

Violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, seizure of assets, disgorgement of profits, cessation of business activities or divestiture. As an entity that conducts business in the cannabis industry, we are potentially subject to federal and state forfeiture laws (criminal and civil) that permit the government to seize the proceeds of criminal activity. Civil forfeiture laws could provide an alternative for the federal government or any state (or local police force) that wants to discourage residents from conducting transactions with cannabis related businesses but believes criminal liability is too difficult to prove beyond a reasonable doubt. Also, an individual can be required to forfeit property considered to be the proceeds of a crime even if the individual is not convicted of the crime, and the standard of proof in a civil forfeiture matter is lower than the standard in a criminal matter. Depending on the applicable law, whether federal or state, rather than having to establish liability beyond a reasonable doubt, the Federal Government or the state, as applicable, may be required to prove that the money or property at issue is proceeds of a crime only by either clear and convincing evidence or a mere preponderance of the evidence.

Investors located in states where cannabis remains illegal may be at risk of prosecution under federal and/or state conspiracy, aiding and abetting, and money laundering statutes, and be at further risk of losing their investments or proceeds under forfeiture statutes. Many states remain fully able to take action to prevent the proceeds of cannabis businesses from entering their state. Because state legalization is relatively new, it remains to be seen whether these states would take such action and whether a court would approve it. Investors and prospective investors of the Company should be aware of these potentially relevant federal and state laws in considering whether to invest in the Company.

We are subject to certain tax risks and treatments that could negatively impact our results of operations.

Section 280E of the Internal Revenue Code, as amended, prohibits businesses from deducting certain expenses associated with trafficking controlled substances (within the meaning of Schedule I and II of the Controlled Substances Act). The IRS has invoked Section 280E in tax audits against various cannabis businesses in the U.S. that are permitted under applicable state laws. Although the IRS issued a clarification allowing the deduction of certain expenses, the scope of such items is interpreted very narrowly and the bulk of operating costs and general administrative costs are not permitted to be deducted. While there are currently several pending cases before various administrative and federal courts challenging these restrictions, there is no guarantee that these courts will issue an interpretation of Section 280E favorable to cannabis businesses.

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Our business in the cannabis industry is subject to heightened scrutiny by regulatory authorities.

For the reasons set forth above, our existing operations and any future operations or investments may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities. As a result, we may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on our ability to operate or invest in our business in addition to those described herein.

In the United States, many clearing houses for major broker-dealer firms, including Pershing LLC, the largest clearing, custody and settlement firm in the United States, have refused to handle securities or settle transactions of companies engaged in cannabis related business. Many other clearing firms have taken a similar approach. This means that certain broker-dealers cannot accept for deposit or settle transactions in the securities of companies, which may inhibit the ability of investors to trade in our securities in the United States and could negatively affect the liquidity of our securities.

The heightened regulatory scrutiny could have a negative impact on our ability to raise capital.

Our business activities rely on newly established and/or developing laws and regulations in multiple jurisdictions, including in California and Nevada. These laws and regulations are rapidly evolving and subject to change with minimal notice. Regulatory changes may adversely affect our profitability or cause it to cease operations entirely. The cannabis industry may come under the scrutiny or further scrutiny by the U.S. Food and Drug Administration, SEC, the DOJ, the Financial Industry Regulatory Authority or other federal, California or other applicable state or non-governmental regulatory authorities or self-regulatory organizations that supervise or regulate the production, distribution, sale or use of cannabis for medical or non-medical purposes in the United States. It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any proposals will become law. The regulatory uncertainty surrounding our industry may adversely affect our business and operations, including without limitation, the costs to remain compliant with applicable laws and the impairment of its ability to raise additional capital, create a public trading market in the U.S. for securities of the Company or to find a suitable acquirer, which could reduce, delay or eliminate any return on investment in the Company.

Our business is subject to risk from changing regulatory and political environments surrounding the cannabis industry.

The success of our business strategy depends on the legality of the marijuana industry. The political environment surrounding the marijuana industry in general can be volatile and the regulatory framework remains in flux. To our knowledge, there are to date 37 states, the District of Columbia, and four U.S. territories that have legalized cannabis in some form, including Nevada, and additional states have pending legislation regarding the same; however, the risk remains that a shift in the regulatory or political realm could occur and have a drastic impact on the industry as a whole, adversely impacting our business, results of operations, financial condition or prospects.

Delays in enactment of new state or federal regulations could restrict our ability to reach strategic growth targets and lower return on investor capital. Our strategic growth strategy is reliant upon certain federal and state regulations being enacted to facilitate the legalization of medical and adult-use marijuana. If such regulations are not enacted, or enacted but subsequently repealed or amended, or enacted with prolonged phase-in periods, our growth target, and thus, the effect on the return of investor capital, could be detrimental. We are unable to predict with certainty when and how the outcome of these complex regulatory and legislative proceedings will affect its business and growth.

Further, there is no guaranty that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. If the Federal Government begins to enforce federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, our business, results of operations, financial condition and prospects would be materially adversely affected. It is also important to note that local and city ordinances may strictly limit and/or restrict disbursement of marijuana in a manner that will make it extremely difficult or impossible to transact business that is necessary for the continued operation of the marijuana industry. Federal actions against individuals or entities engaged in the marijuana industry or a repeal of applicable marijuana related legislation could adversely affect us and our business, results of operations, financial condition and prospects.

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We are aware that multiple states are considering special taxes or fees on businesses in the marijuana industry. It is a potential yet unknown risk at this time that other states are in the process of reviewing such additional fees and taxation. This could have a material adverse effect upon our business, results of operations, financial condition or prospects.

The commercial, medical and adult-use marijuana industries are in their infancy and we anticipate that such regulations will be subject to change as the jurisdictions in which we do business mature. We have in place a detailed compliance program overseen and maintained by external state and local regulatory/compliance counsel. Our internal compliance team (consisting of managers for each respective business unit) implements the compliance program.

Our internal compliance team oversees training for all employees, including on the following topics:

●	compliance with state and local laws

●	safe cannabis use

●	dispensing procedures

●	security and safety policies and procedures

●	inventory control

●	quality control

●	transportation procedures

Our compliance program emphasizes security and inventory control to ensure strict monitoring of cannabis and inventory from delivery by a licensed distributor to sale or disposal. Only authorized, properly trained employees are allowed to access our computerized seed-to-sale system.

Additionally, we have created comprehensive standard operating procedures that include detailed descriptions and instructions for monitoring inventory at all stages of development and distribution. We will continue to monitor compliance on an ongoing basis in accordance with its compliance program, standard operating procedures, and any changes to regulation in the marijuana industry.

Overall, the medical and adult-use marijuana industry is subject to significant regulatory change at both the state and federal level. The inability of the Company to respond to the changing regulatory landscape may cause it to not be successful in capturing significant market share and could otherwise harm its business, results of operations, financial condition or prospects.

The potential reclassification of cannabis in the United States could create additional regulatory burdens on our operations and negatively affect our results of operations.

If cannabis and/or CBD is re-categorized as a Schedule II or lower controlled substance, the ability to conduct research on the medical benefits of cannabis would most likely be improved; however, rescheduling cannabis may materially alter enforcement policies across many federal agencies, primarily the U.S. Food and Drug Administration (the “FDA”). FDA is responsible for ensuring public health and safety through regulation of food, drugs, supplements, and cosmetics, among other products, through its enforcement authority pursuant to the Federal Food Drug and Cosmetic Act (the “FFDCA”). FDA’s responsibilities include regulating the ingredients as well as the marketing and labeling of drugs sold in interstate commerce. Because cannabis is federally illegal to produce and sell, and because it has no federally recognized medical uses, the FDA has historically deferred enforcement related to cannabis to the U.S. Drug Enforcement Agency (the “DEA”); however, the FDA has enforced the FFDCA with regard to hemp-derived products, especially CBD, sold outside of state-regulated cannabis businesses. If cannabis were to be rescheduled to a federally controlled, yet legal, substance, FDA would likely play a more active regulatory role. Further, in the event that the pharmaceutical industry directly competes with state-regulated cannabis businesses for market share, as could potentially occur with rescheduling, the pharmaceutical industry may urge the DEA, FDA, and others to enforce the Canadian Securities Administrators and FFDCA against businesses that comply with state but not federal law. The potential for multi-agency enforcement post-rescheduling could threaten or have a materially adverse effect on the operations of existing state-legal cannabis businesses, including the Company.

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Our participation in the cannabis industry may lead to costly litigation, which could adversely affect our financial condition and business operations.

Our participation in the cannabis industry may lead to litigation, formal or informal complaints, enforcement actions, and inquiries by various federal, state, or local governmental authorities against us or our investments. Litigation, complaints, and enforcement actions involving either us or our investments could consume considerable amounts of financial and other corporate resources, which could have an adverse effect on our future cash flows, earnings, results of operations and financial condition.

There is uncertainty regarding the availability of U.S. federal patent and trademark protection.

As long as cannabis remains illegal under U.S. federal law, the benefit of certain federal laws and protections which may be available to most businesses, such as federal trademark and patent protection regarding the intellectual property of a business, may not be available to us. As a result, our intellectual property may never be adequately or sufficiently protected against the use or misappropriation by third-parties. In addition, since the regulatory framework of the cannabis industry is in a constant state of flux, we can provide no assurance that it will ever obtain any protection of its intellectual property, whether on a federal, state or local level.

Current constraints on marketing our products could adversely affect our sales and results of operations.

The development of our business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by government regulatory bodies. The regulatory environment in the United States limits companies’ abilities to compete for market share in a manner similar to other industries. If we are unable to effectively market our products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for our products, our sales and results of operations could be adversely affected.

We could experience difficulty enforcing our contracts.

Due to the nature of our business and the fact that our contracts involve cannabis and other activities that are not legal under federal law and in some jurisdictions, we may face difficulties in enforcing our contracts in federal and certain state courts. The inability to enforce any of our contracts could have a material adverse effect on our business, operating results, financial condition or prospects.

Any change in the federal government’s enforcement of current federal laws could cause significant financial damage to us and our shareholders.

Laws and regulations affecting the cannabis industry are constantly changing, which could detrimentally affect our operations. Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our business. These ever-changing regulations could even affect federal tax policies that may make it difficult to claim tax deductions on our returns. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

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We are subject to certain federal regulations relating to cash reporting.

The Bank Secrecy Act, enforced by FinCEN, requires us to report currency transactions in excess of $10,000, including identification of the customer by name and social security number, to the IRS. This regulation also requires us to report certain suspicious activity, including any transaction that exceeds $5,000 that we know, suspect or have reason to believe involves funds from illegal activity or is designed to evade federal regulations or reporting requirements and to verify sources of funds. Substantial penalties can be imposed against us if we fail to comply with this regulation. If we fail to comply with these laws and regulations, the imposition of a substantial penalty could have a material adverse effect on our business, financial condition and results of operations.

We and our customers may have difficulty accessing the service of banks, which may make it difficult to sell our products and services.

Since the use of cannabis is illegal under federal law, federally chartered banks will not accept for deposit funds from businesses involved with cannabis. Consequently, businesses involved in the cannabis industry often have trouble finding a bank willing to accept their business. The inability to open bank accounts may make it difficult for our customers to operate. There appears to be recent movement to allow state-chartered banks and credit unions to provide banking to the industry, but as of the date of this offering there are only nominal entities that have been formed that offer these services. Further, in a February 6, 2018, Forbes article, United States Secretary of the Treasury, Steven Mnuchin, is reported to have testified that his department is “reviewing the existing guidance.” But he clarified that he does not want to rescind it without having an alternate policy in place to address public safety concerns. There could be changes to such bank policies under the new Biden Administration.

Financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statute and the U.S. Bank Secrecy Act. Despite guidance from the U.S. Department of the Treasury suggesting it may be possible for financial institutions to provide services to cannabis-related businesses consistent with their obligations under the Bank Secrecy Act, banks remain hesitant to offer banking services to cannabis-related businesses. Consequently, those businesses involved in the cannabis industry continue to encounter difficulty establishing banking relationships. Our inability to maintain our current bank accounts would make it difficult for us to operate our business, increase our operating costs, and pose additional operational, logistical and security challenges and could result in our inability to implement our business plan. Similarly, many of our customers are directly involved in cannabis sales and further restriction to their ability to access banking services may make it difficult for them to purchase our products, which could have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to compliance with government regulation the cost of which may be material and the failure to comply with present and future government regulation could harm our business, results of operations, financial condition and prospects, could put us out of business and could cause you to lose your entire investment.

We are subject to numerous federal, state, local, and foreign laws and regulations, including those relating to:

●	the production of our products;

●	environmental protection;

●	interstate commerce and taxation; and

●	workplace and safety conditions, minimum wage and other labor requirements.

The federal Agricultural Act of 2014, along with the corresponding Consolidated Appropriations Act of 2016 provisions (as extended by resolution into 2018) and Colorado’s Industrial Hemp Regulatory Program, provide for the cultivation of industrial hemp for purposes of research as part of agricultural pilot programs adopted by individual states, including Colorado (pursuant to which we operate). The uncertainty of conflicting interpretations of these legislative authorities, as they relate to the federal Controlled Substance Act’s provisions relating to the cultivation of “marijuana,” presents a substantial risk to the success and ongoing viability of the Company and the hemp industry in general. The uncertainty is a deterrent to investment in cannabis-related businesses, securing channels of distribution and obtaining banking, payment processing services, transfer agent, clearing, and other financial services. Investors face uncertainty in the ability to deposit and clear the securities offered herein.

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The Trump Administration announced last year that there may be greater enforcement of federal laws regarding marijuana and there is no certainty on how the Biden Administration will address this issue. Federal enforcement of existing laws and regulations could have a material adverse effect on our business and may cause you to lose your entire investment.

New legislation or regulations may be introduced at either the federal and/or state level which, if passed, would impose substantial new regulatory requirements on the manufacture, packaging, labeling, advertising and distribution and sale of hemp-derived products. New legislation or regulations may require the reformulation, elimination or relabeling of certain products to meet new standards and revisions to certain sales and marketing materials, and it is possible that the costs of complying with these new regulatory requirements could be material.

The U.S. Food and Drug Administration (the “FDA”), Federal Trade Commission (the “FTC”) and their state-level equivalents, possess broad authority to enforce the provisions of federal and state law, respectively, applicable to consumer products and safeguards as such relate to foods, dietary supplements and cosmetics, including powers to issue a public warning or notice of violation letter to a Company, publicize information about illegal products, detain products intended for import or export (in conjunction with U.S. Customs and Border Protection) or otherwise deemed illegal, request a recall of illegal products from the market, and request the Department of Justice, or the state-level equivalent, to initiate a seizure action, an injunction action, or a criminal prosecution in the U.S. or respective state courts. The initiation of any regulatory action towards industrial hemp or hemp derivatives by the FDA, FTC or any other related federal or state agency, may result in substantial financial penalties and enjoinment from certain business-related activities, and if such actions were publicly reported, they may have a materially adverse effect on us, our business and our results of operations.

As the possession and use of cannabis is illegal under the Federal Controlled Substances Act, we may be deemed to be aiding and abetting illegal activities through the services that we provide to users, and as such may be subject to enforcement actions which could materially and adversely affect our business.

The possession, use, cultivation, or transfer of cannabis remains illegal under the Federal Controlled Substances Act. The cannabis products which we manufacture for third parties may be sold to customers that are engaged in the business of possession, use, cultivation, or transfer of cannabis. As a result, law enforcement authorities regulating the illegal use of cannabis may seek to bring an action or actions against us, including, but not limited, to a claim of aiding and abetting another’s criminal activities. The Federal aiding and abetting statute provides that anyone who “commits an offense against the United States or aids, abets, counsels, commands, induces or procures its commission, is punishable as a principal.” 18 U.S.C. §2(a). As a result of such an action, we may be forced to cease operations and our investors could lose their entire investment. Such an action would have a material negative effect on our business and operations

We may become subject to federal and state forfeiture laws which could negatively impact our business operations.

Violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, seizure of assets, disgorgement of profits, cessation of business activities or divestiture. As an entity that conducts business in the cannabis industry, we are potentially subject to federal and state forfeiture laws (criminal and civil) that permit the government to seize the proceeds of criminal activity. Civil forfeiture laws could provide an alternative for the federal government or any state (or local police force) that wants to discourage residents from conducting transactions with cannabis related businesses but believes criminal liability is too difficult to prove beyond a reasonable doubt. Also, an individual can be required to forfeit property considered to be the proceeds of a crime even if the individual is not convicted of the crime, and the standard of proof in a civil forfeiture matter is lower than the standard in a criminal matter. Depending on the applicable law, whether federal or state, rather than having to establish liability beyond a reasonable doubt, the federal government or the state, as applicable, may be required to prove that the money or property at issue is proceeds of a crime only by either clear and convincing evidence or a mere preponderance of the evidence.

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Investors located in states where cannabis remains illegal may be at risk of prosecution under federal and/or state conspiracy, aiding and abetting, and money laundering statutes, and be at further risk of losing their investments or proceeds under forfeiture statutes. Many states remain fully able to take action to prevent the proceeds of cannabis businesses from entering their state. Because state legalization is relatively new, it remains to be seen whether these states would take such action and whether a court would approve it. Investors and prospective investors in our company should be aware of these potentially relevant federal and state laws in considering whether to invest in us.

We may not obtain the necessary permits and authorizations to operate our proposed marijuana business.

We may not be able to obtain or maintain the necessary licenses, permits, authorizations, or accreditations for our proposed cultivation and production businesses and greenhouse solutions business, or may only be able to do so at great cost. In addition, we may not be able to comply fully with the wide variety of laws and regulations applicable to the medical and adult use marijuana industry. Failure to comply with or to obtain the necessary licenses, permits, authorizations, or accreditations could result in restrictions on our ability to operate the medical and adult use marijuana business, which could have a material adverse effect on our business.

Risks Related to the Securities Markets and Ownership of our Equity Securities

The market price of our common stock may fluctuate, and you could lose all or part of your investment.

The price of our common stock may decline below the offering price of the shares following this offering. The stock market in general, and the market price of our common stock will likely be subject to fluctuation, whether due to, or irrespective of, our operating results, financial condition and prospects.

Our financial performance, our industry’s overall performance, changing consumer preferences, technologies, government regulatory action, tax laws and market conditions in general could have a significant impact on the future market price of our common stock. Some of the other factors that could negatively affect our share price or result in fluctuations in our share price include:

●	actual or anticipated variations in our periodic operating results;

●	increases in market interest rates that lead purchasers of our common stock to demand a higher investment return;

●	changes in earnings estimates;

●	changes in market valuations of similar companies;

●	actions or announcements by our competitors;

●	adverse market reaction to any increased indebtedness we may incur in the future;

●	additions or departures of key personnel;

●	actions by stockholders; and

●	speculation in the media, online forums, or investment community.

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Our CEO and President have voting control through their ownership of the Series A Preferred Stock that may conflict with conflict with other stockholders who may be unable to influence management who exercises control over our business.

Our CEO and President have voting control over the holders of our common stock through their ownership of our Series A Preferred stock that has super voting rights of 10,000 common stock votes for each share of Series A Preferred stock. As a result, our management is able to: elect or defeat the election of our directors, amend or prevent amendment to our articles of incorporation or bylaws, effect or prevent a merger, sale of assets or other corporate transaction, and control the outcome of any other matter submitted to the stockholders for a vote. Accordingly, other stockholders may be unable to influence management and be unable to exercise any control over our business.

We do not know whether an active, liquid and orderly trading market will develop for our securities or what the market price of our securities will be and as a result it may be difficult for you to sell your shares of our Common Stock.

There is currently an illiquid market for our securities. The lack of an active market may impair your ability to sell those securities at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your securities. Further, an inactive market may also impair our ability to raise capital by selling securities and may impair our ability to enter into collaborations or acquire companies or products by using our securities as consideration.

If we do not meet the listing standards of a national securities exchange our investors’ ability to make transactions in our securities will be limited, and we will be subject to additional trading restrictions.

Our securities currently are traded over-the-counter on the OTC Pink Market and are not qualified to be listed on a national securities exchange, such as NASDAQ. Accordingly, we face significant material adverse consequences, including:

-	a limited availability of market quotations for our securities;

-	reduced liquidity with respect to our securities;

-	our shares of common stock are currently classified as “penny stock” which requires brokers trading in our shares of common stock to adhere to more stringent rules, resulting in a reduced level of trading activity in the secondary trading market for our shares of common stock;

-	a limited amount of news and analyst coverage for our company; and

-	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Since our Common Stock is traded on the OTC Pink Market, our common stock is not a covered security and is, therefore, subject to regulation in each state in which we offer our securities.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our securities will be your sole source of gain for the foreseeable future.

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Some provisions of our charter documents and Nevada law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our articles of incorporation and bylaws that will become effective in connection with consummation of this offering, as well as provisions of Nevada law, could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders, or remove our current management and could discourage claims by our shareholders in general. These include provisions that:

-	permit our Board of Directors to issue up to 1,000,000 shares of preferred stock, with any rights, preferences and privileges as it may designate, of which we have designated 2,000 Series A preferred stock with 10,000 votes per share, which are held in equal amounts by Scott Benson, our CEO, and Ted Hicks, our President;

-	provide that all vacancies on our Board of Directors, including as a result of newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

-	not provide for cumulative voting rights, thereby allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election;

-	provide that special meetings of our stockholders may be called by a majority of the Board of Directors; and

-	provide that our Board of Directors is expressly authorized to make, alter or repeal the bylaws.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board of Directors, who are responsible for appointing the members of our management as well as discouraging claims against our management in general by our stockholders. Any provision of our articles of incorporation or bylaws or Nevada law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

The subscription agreement for the purchase of common stock from the Company contains an exclusive forum provision, which will limit investors ability to litigate any issue that arises in connection with the offering anywhere other than the Federal courts in Nevada.

The subscription agreement states that it shall be governed by the local law of the State of Nevada and the United States, and the parties consent to the exclusive forum of the Federal courts in Nevada for any action brought under the Securities Act, the Exchange Act, or any matters derived from the subscription agreement. They will not have the benefit of bringing a lawsuit in a more favorable jurisdiction or under more favorable law than the local law of the State of Nevada. Moreover, we cannot provide any certainty as to whether a court would enforce such a provision. In addition, you cannot waive compliance with the federal securities laws and the rules and regulations thereunder as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The combination of both potentially unfavorable forum and the lack of certainty regarding enforceability poses a risk regarding litigation related to the subscription to this offering and should be considered by each investor before signing the subscription agreement. In addition, our exclusive forum provision may result in additional costs related to litigation of the matter for an investor.

Forward Looking Statements

This prospectus contains forward-looking statements within the meaning of the Federal securities laws. These statements relate to future events or future predictions, including events or predictions relating to our future financial performance, and are based on current expectations, estimates, forecasts and projections about us, our future performance, our beliefs and management’s assumptions. They are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “feel,” “confident,” “estimate,” “intend,” “predict,” “forecast,” “potential” or “continue” or the negative of such terms or other variations on these words or comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks described under “Risk Factors” that may cause the Company’s or its industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In addition to the risks described in Risk Factors, important factors to consider and evaluate in such forward-looking statements include: (i) general economic conditions and changes in the external competitive market factors which might impact the Company’s results of operations; (ii) unanticipated working capital or other cash requirements including those created by the failure of the Company to adequately anticipate the costs associated with acquisitions and other critical activities; (iii) changes in the Company’s corporate strategy or an inability to execute its strategy due to unanticipated changes; and (iv) the failure of the Company to complete any or all of the transactions described herein on the terms currently contemplated. In light of these risks and uncertainties, many of which are described in greater detail elsewhere in this Risk Factors discussion, there can be no assurance that the forward-looking statements contained in this prospectus will in fact transpire.

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Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of such statements. We do not undertake any duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results or changes in our expectations.

Emerging Growth Company Status

The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to elect the extended transition period for complying with new or revised accounting standards applicable to public companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by the Selling Stockholders. We will receive no proceeds from the sale of shares of Common Stock by the Selling Stockholders in this offering. We may receive proceeds from warrants exercised by the Selling Stockholders. The following table illustrates the amount of net proceeds of up to $6,000,000 we may receive from warrants exercised by the Selling Stockholders. It is possible that we may only receive some or none of the $6,000,000 should there be some or no exercise by the Selling Stockholders of their rights to purchase shares of our common stock under their warrants. In such case, we will reallocate our use of proceeds as the Board of Directors deems to be in the best interests of the Company to effectuate our business plan. The intended use of proceeds is as follows:

	100%	75%	50%	25%
Gross Offering Proceeds	$6,000,000	$4,500,000	$3,000,000	$1,500,000
Offering Costs(1)	150,000	$150,000	$150,000	$150,000
Use of Net Proceeds:
Selling, General and Administrative Expenses	$600,000	$450,000	$300,000	$150,000
Acquisitions	$3,000,000	$2,250,000	$1,500,000	$750,000
Working Capital(2)	$1,800,000	$1,350,000	$900,000	$450,000
Debt Reduction	$450,000	$300,000	$150,000	$0

(1)	We expect to spend approximately $150,000 in expenses relating to this offering, including legal, accounting, travel, printing and other miscellaneous costs.
(2)	We use working capital to pay for miscellaneous and general operating expenses, as well as legal and accounting fees.

The allocation of the use of proceeds among the categories of anticipated expenditures represents management’s best estimates based on the current status of our proposed operations, plans, investment objectives, capital requirements, and financial conditions. Future events, including changes in economic or competitive conditions of our business plan or the completion of less than the total offering, may cause us to modify the above-described allocation of proceeds. Our use of proceeds may vary significantly in the event any of our assumptions prove inaccurate. We reserve the right to change the allocation of net proceeds from the Offering as unanticipated events or opportunities arise.

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MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is quoted on the OTC:Pink under the symbol ACMB. As of December 15, 2021, there were 301 holders of record of our common stock.

The following table sets forth the high and low bid closing prices for our common stock for the periods indicated, as reported by the OTC Pink. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission.

Period	High	Low
Year Ending December 31, 2021
July 1, 2021 through September 30, 2021	$2.08	$0.50
April 1, 2021 through June 30, 2021	$9.75	$2.20
January 1, 2021 through March 31, 2021	$37.50	$9.75

Year Ending December 31, 2020
October 31, 2020 through December 31, 2020	$20.03	$17.50
July 1, 2020 through September 30, 2020	$20.03	$20.03
April 1, 2020 through June 30, 2020	$20.03	$20.03
January 1, 2020 through March 31, 2020	$20.03	$20.03

Year Ended December 31, 2019
October 1, 2019 through December 31, 2019	$47.50	$20.03
July 1, 2019 through September 30, 2019	$31.25	$37.25
April 1, 2019 through June 30, 2019	$56.25	$31.25
January 1, 2019 through March 31, 2019	$57.25	$57.25

The last report sales price of our common stock on the OTC:Pink on December 23, 2021 was $1.39 per share.

Dividend Policy

We have not declared nor paid any cash dividend on our common stock, and we currently intend to retain future earnings, if any, to finance the expansion of our business, and we do not expect to pay any cash dividends in the foreseeable future. The decision whether to pay cash dividends on our common stock will be made by our board of directors, in their discretion, and will depend on our financial condition, results of operations, capital requirements and other factors that our board of directors considers significant.

DILUTION

The sale of shares of our common stock by the Selling Stockholders may have a dilutive impact on our stockholders.

Our net tangible book value as of September 30, 2021 was approximately $(2,711,485) or $(.05) per share. Net tangible book value per share is determined by dividing our total tangible assets, less total liabilities, by the number of shares of common stock outstanding as of September 30, 2021. Dilution with respect to net tangible book value per share represents the difference between the amount per share paid by the Selling Stockholders and the net tangible book value per share of common stock immediately after sale of such shares.

The 20,104,523 shares of our common stock to the other Selling Stockholders are included int the net tangible book value as those shares were issued prior to September 30, 2021 at the average sale price of $1.00 per share after deducting estimated offering expenses. Additionally, giving effect to the issuance of the 10,000,000 warrants being registered that have a strike price of $0.60 per share will increase our net tangible book value as of September 30, 2021 to be approximately $(3,288,515), or $.05 per share. The warrant holders will have an immediate dilution of $.55 per share.

To the extent that other options or warrants outstanding as of December 15, 2021 have been or may be exercised or other shares are issued, investors purchasing shares of our common stock in this offering may experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

26

SELLING STOCKHOLDERS

This prospectus relates to the possible resale by the Selling Stockholders of shares of our common stock that represent 20% of the shares of our common stock held by each of our stockholders and shares of common stock underlying warrants issued to us to 18 stockholders who purchased $3,000,000 of our shares of common stock. Under the terms of the Stock and Warrant Purchase Agreement under which the warrants were issued we agreed to register those shares issued under that agreement and the warrants issued to those 18 investors. Representative versions of these agreements are included as exhibits 10.1-10.4 to this Registration Statement. We are filing the registration statement of which this prospectus is a part pursuant to the provisions of the Purchase Agreement.

The table below sets forth, to our knowledge, information concerning the beneficial ownership of shares of our common stock by the Selling Stockholders as of October 1, 2021. The percentages of shares owned before and after the offering are based on 62,053,821shares of common stock outstanding, which includes the 50,053,821 shares of common stock outstanding as of October 1, 2021 and the 30,104,523 shares of common stock offered by this prospectus. The information in the table below with respect to the Selling Stockholders has been obtained from the Selling Stockholders. solely on information supplied to us by the Selling Stockholders and assumes the sale of all the shares offered hereby. Other than as described in the footnotes below, the Selling Stockholders have not, within the past three years, had any position, office or other material relationship with us or any of our predecessors or affiliates other than as a holder of our securities, or are broker-dealers or affiliates of a broker-dealer. Information concerning the Selling Stockholders may change from time to time and, if necessary and required, we will amend or supplement this prospectus accordingly.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below.

	Shares Beneficially Owned Prior to Offering			Shares to be beneficially owned after offering
Name of Selling Shareholder	Number of Shares	Percentage	Shares to be sold in this offering	Shares Remaining	Percentage
CEDE & CO-37	45,377	*	0	45,377	*
DORAIRAJ,DATO MICHA	20,000	*	0	20,000	*
LIEW,DATO MICHAEL M	59,900	*	0	59,900	*
YOKE,FAM MEI	125	*	25	100	*
SUSIE,CHAN	125	*	25	100	*
HUSIN,ABD HALIM BIN	125	*	25	100	*
MOI,PANG CHONG	125	*	25	100	*
THONG,GEA BAN	125	*	25	100	*
YOK,HIH MEW	125	*	25	100	*
WAI,LAW LI	125	*	25	100	*
CHENG,GLORIA	125	*	25	100	*
PHING,LEE	125	*	25	100	*
YEAN,LEE	125	*	25	100	*
CHENG,GLORIA-2	125	*	25	100	*

27

SIAN,TEE	125	*	25	100	*
LYLOON PARTNERS SDN.	125	*	25	100	*
CHAN,WONG	125	*	25	100	*
KHUN,YAP	125	*	25	100	*
PENG,WONG	125	*	25	100	*
JEE,LIM	125	*	25	100	*
LOI,MOK	125	*	25	100	*
YEE,ONG	125	*	25	100	*
INN,LOW	125	*	25	100	*
KENG,TAN SWEE	125	*	25	100	*
KARUPPIAH,POVANESVAR	125	*	25	100	*
SWEE,PANG PENG	125	*	25	100	*
ARUMUGAM,KARUPIAH A/	125	*	25	100	*
LOURDESAMY,JULIANA J	125	*	25	100	*
YEAN,TEOH YEW	125	*	25	100	*
MOON,WONG SIEW	125	*	25	100	*
CHOO,YEONG LAY	125	*	25	100	*
HIOH,TEE BEE	125	*	25	100	*
OTHMAN,AZUAN BIN	125	*	25	100	*
KEONG,YAM CHEE	125	*	25	100	*
YONG,ONG POOI	125	*	25	100	*
KHUN,YAP LAI	125	*	25	100	*
SUBRAMANIAM,PUSHPA M	125	*	25	100	*
SIAN,TEE ASIAN @ TEE	250	*	50	200	*
BALA,MADHU	125	*	25	100	*
NGOH,HO KHIN	125	*	25	100	*
PENG,TAN FOONG	125	*	25	100	*
TECK,BONG JOON	125	*	25	100	*
HARUN,ABDUL MALEK BI	125	*	25	100	*
MUTHUSAMY,SAROJAH A/	125	*	25	100	*
ARPUTHAM,A ANNE THER	125	*	25	100	*
SUNDRAM,VIGNISWARY A	125	*	25	100	*
SIN,TONG KIM	125	*	25	100	*
U,BRIAN YAP MING	126	*	25	101	*
LING,ADELINE SONG JU	129	*	26	103	*
CHUI,LIM BOON	130	*	26	104	*
WEN,LEONG	135	*	27	108	*
GUVINDAN,ANADAN	139	*	28	111	*
KUMARASAMY,NYANASAIG	139	*	28	111	*
CHEE,TANG	139	*	28	111	*
AHMAD,SYED	140	*	28	112	*
MOI,HEE	140	*	28	112	*
SUBRAMANIAM,UMATHEVY	140	*	28	112	*

28

AUGUSTIN,MELVIN GERA	140	*	28	112	*
SINGH,AJIT	143	*	29	114	*
KIONG,YEO	143	*	29	114	*
CHUEN,LIM	143	*	29	114	*
CHERIAN,MARINA	143	*	29	114	*
VEERAN,DASARATHA	143	*	29	114	*
HOO,TAN YOKE	143	*	29	114	*
KOK,LAU YOKE	145	*	29	116	*
NAMBIAR,SAGATHAVAN A	147	*	29	118	*
LENG,LOW GEOK	150	*	30	120	*
GIAP,KOH LIAN	150	*	30	120	*
YOONG,CHEAH LEE	150	*	30	120	*
SINGH,TARA	159	*	32	127	*
SINGH,JURJIT KAUR A/	159	*	32	127	*
SINGH,JASBINDER SING	160	*	32	128	*
KING,GAN SHER	160	*	32	128	*
CHUN,GAN MUK	160	*	32	128	*
LIN,LEE SAY	163	*	33	130	*
MOOI,LIM YUK	165	*	33	132	*
AIE,NG	167	*	33	134	*
LI,PHILIP KWAN FEI	170	*	34	136	*
LING,TAN LAY	171	*	34	137	*
CHEONG,THAM NAI	171	*	34	137	*
THONG,GEA BAN	175	*	35	140	*
NAIR,VIJAYASEKARAN A	175	*	35	140	*
KHIM,NG	192	*	38	154	*
KHIANG,PRISCILLA	200	*	40	160	*
CHUI,LIM BOON	200	*	40	160	*
HWEE,GOH OON	225	*	45	180	*
SONG,SONG MIN KHIAT	225	*	45	180	*
CHAN,WONG HANG	250	*	50	200	*
JOO,TAN CHEAH WEE	250	*	50	200	*
CHIANG,LEE CHI	250	*	50	200	*
CHING,CHIA TECK	250	*	50	200	*
FOOK,SIM KIM	250	*	50	200	*
SENG,KOK WAN SIAN @	250	*	50	200	*
CHEAH,EDWARD BIAN SI	250	*	50	200	*
FOO,CHEONG KIN	250	*	50	200	*
PENG,NG SI	250	*	50	200	*
YOKE,CHAN KWAI	250	*	50	200	*
PENG,WONG SIEW	250	*	50	200	*

29

CHUEN,YAP TECK	250	*	50	200	*
MOI,CHONG AH	250	*	50	200	*
NGEE,TAN KWONG	250	*	50	200	*
MOY,LU	250	*	50	200	*
LEI,KWAN	250	*	50	200	*
SIN,PHANG	250	*	50	200	*
RAJOO,RAVI	250	*	50	200	*
WAH,YONG	250	*	50	200	*
KEET,FOO	250	*	50	200	*
EE,TAI KIN	250	*	50	200	*
YING,KANG CHIN	250	*	50	200	*
LIN,JOSEPHINE GEH SO	250	*	50	200	*
LEN,LEE KON	250	*	50	200	*
ZAKARIA,AZMI BIN	250	*	50	200	*
LIEN,CHEONG JU	250	*	50	200	*
MOOI,CHOY YIN	250	*	50	200	*
TEH LAY HWA	250	*	50	200	*
FOONG,LAI MEI	250	*	50	200	*
YIN,WONG KUAN	250	*	50	200	*
HUI,LEONG WEN-2	250	*	50	200	*
WONG,CHOW LUEN	250	*	50	200	*
CHNG,YEE HON	250	*	50	200	*
FOH,JAMES WONG TET	250	*	50	200	*
WOOI,TAN SEOK	250	*	50	200	*
MUTHUSAMY,SAROJAH A/	250	*	50	200	*
HENG,LOH KIM	250	*	50	200	*
HUI,ONG ENG	250	*	50	200	*
HONG,ONG ENG	250	*	50	200	*
KHOE,ENG TENG	250	*	50	200	*
JING,MA	250	*	50	200	*
HUNG,LOKE YOKE	251	*	50	201	*
FOONG,YAP YOON	263	*	53	210	*
HUI,LEONG WEN	275	*	55	220	*
KEE,YAP SEW	275	*	55	220	*
SIN,PHANG LAY	275	*	55	220	*
WOH,WONG FOOK	277	*	55	222	*
YUSUF,MOHD ARIFFIN B	277	*	55	222	*
WAH,KIEW LAI	278	*	56	222	*
SINGH,JASBINDER SING	280	*	56	224	*
YUSUF,MOHAMED ZAIN B	300	*	60	240	*
FONG,LEE CHIEW	300	*	60	240	*
PENG,CHEN HENG	300	*	60	240	*
PING,NG WOON	600	*	120	480	*

30

UVAKARAM,SESUTHAS	318	*	64	254	*
JAAFAR,ZALIHA	320	*	64	256	*
WAH,KIEW LAI	323	*	65	258	*
KANDASAMY,THOLASINAT	330	*	66	264	*
MENG,LEONG KUM	375	*	75	300	*
LEN,LEE KON	375	*	75	300	*
LAJIN,INDON BINTI	375	*	75	300	*
CHRISTIAN,ROBERT	429	*	86	343	*
LI,EMILY CHOW PING	429	*	86	343	*
SINGH,TARA	447	*	89	358	*
LIN,KHOR CHOO	500	*	100	400	*
KONG,TAN SENG	500	*	100	400	*
BAKARI,SHEHU USMAN	500	*	100	400	*
EE,TAI KIN	500	*	100	400	*
THENG,CHUAH KIM	500	*	100	400	*
KRISHNAN,RAVI A/L	500	*	100	400	*
IBRAHIM,MOHD YUSOF B	500	*	100	400	*
KANDASAMY,THOLASINAT	555	*	111	444	*
RASAT,RAHMAN BINTI	556	*	111	445	*
YONG,YONG HON MENG @	559	*	112	447	*
FONG,MOH CHEONG	560	*	112	448	*
CHEAH,EDWARD	572	*	114	458	*
MUSTAPHA,NORITA BINT	572	*	114	458	*
CHONG,KOAY	574	*	115	459	*
CHOO,LEE POH	575	*	115	460	*
RASAT,RAHMAN BINTI	578	*	116	462	*
KEAN,LIM	580	*	116	464	*
JEN,YAP FOO	600	*	120	480	*
BALAN,SASHEENDRAN	638	*	128	510	*
KENG,PAK KONG	750	*	150	600	*
WEI,LIM LI	750	*	150	600	*
CHONG,KOAY TENG	750	*	150	600	*
JAAFAR,AZIZAH BINTI	750	*	150	600	*
SARDAR,SADIK	835	*	167	668	*
JAAFAR,AZIZAH	858	*	172	686	*
CHEANG,KOAY	858	*	172	686	*
NARAYANAN,SANKUNNY A	893	*	179	714	*
MENG,LEE	1,000	*	200	800	*
SUHAIMI,SHAFIQUE SHA	1,100	*	220	880	*
CHING,KUAN LOY	1,110	*	222	888	*
WAHAB,RAHIMI	1,117	*	223	894	*
ZHENG,LI	1,250	*	250	1,000	*
SENG,OEY	1,250	*	250	1,000	*

31

YNG,LIM SUAT	1,250	*	250	1,000	*
VEDRA CAPITAL LTD	1,250	*	250	1,000	*
PING,CHAI LEE	1,250	*	250	1,000	*
MAY,AUDREY CHAN CHEE	1,250	*	250	1,000	*
RAHMAN,ROSNA BINTI A	1,429	*	286	1,143	*
MOHAMED,NIK ISMAIL B	1,429	*	286	1,143	*
SINGH,RAVINDER	1,663	*	333	1,330	*
CHEONG,PAN CHOON CHE	3,177	*	635	2,542	*
SAYUTI,KHAIRUL NIZAM	5,280	*	1,056	4,224	*
DORAIRAJ,DATO MICHA	7,500	*	1,500	6,000	*
LIEW,DATO MICHAEL M	7,500	*	1,500	6,000	*
DORAIRAJ,CHRISTOPHER	7,852	*	1,570	6,282	*
YEN,GRACE HOW PEI	15,000	*	3,000	12,000	*
WEY,LIEW JER	15,000	*	3,000	12,000	*
AZHAR,MUHAMMAD ZULFA	15,000	*	3,000	12,000	*
PENG,HO HEE	15,000	*	3,000	12,000	*
PENG,FOO CHOI	15,000	*	3,000	12,000	*
HUSIN,NORAFIAN SUHAR	15,000	*	3,000	12,000	*
SENG,CHAN CHEE	15,000	*	3,000	12,000	*
KWOON,YAP PEI	15,000	*	3,000	12,000	*
LI,CHEW HUI	15,000	*	3,000	12,000	*
CHING,NG SIEW	15,000	*	3,000	12,000	*
RAHMAN,NOORHAYATI BI	15,000	*	3,000	12,000	*
ANWAR,ANDI AZRINA BI	15,000	*	3,000	12,000	*
CHIET,KELSON SIM SHE	15,000	*	3,000	12,000	*
JIE,TAY LING	15,000	*	3,000	12,000	*
IRENE,LIM	15,000	*	3,000	12,000	*
WAHAB,ATTEYA FATHANA	15,000	*	3,000	12,000	*
LASSUM,ALICE ANAK	15,000	*	3,000	12,000	*
MINDY,CHOO	15,000	*	3,000	12,000	*
(GARY),GOON HOONG KH	15,000	*	3,000	12,000	*
AZMAN,NUR IZWANA BIN	15,000	*	3,000	12,000	*
(BEN),LOK KAH YEW	15,000	*	3,000	12,000	*
WAH,FOONG YEW	15,000	*	3,000	12,000	*
JUNAIDI,NIZAM B	15,000	*	3,000	12,000	*
ALAMSHA,SIDDIQ IQBAL	15,000	*	3,000	12,000	*
ABIDIN,SYAH RIZAL BI	15,000	*	3,000	12,000	*
YEE,CHANG CHAN	15,000	*	3,000	12,000	*
ON,KAM FOOK	15,000	*	3,000	12,000	*
YANG,SIM SIH	15,000	*	3,000	12,000	*
GUAN,NG KENG	15,000	*	3,000	12,000	*
AWANG,ABU BIN	15,000	*	3,000	12,000	*
AWANG,ZAMRI A/L	15,000	*	3,000	12,000	*

32

ABU,ZOL A/L		15,000	*	3,000	12,000	*
KALUH,JEFRI ANAK		15,000	*	3,000	12,000	*
AWANG,HADI A/L		15,000	*	3,000	12,000	*
TAN,WAN BIN		15,000	*	3,000	12,000	*
Gallegos,Joe		20,000	*	4,000	16,000	*
Galgiano,Rodney		25,000	*	5,000	20,000	*
Dolkart,John		25,909	*	5,182	20,727	*
Hopkins,Tom		26,315	*	5,263	21,052	*
Meissner,Susanne		30,000	*	6,000	24,000	*
DePaoli,Marty		39,474	*	7,895	31,579	*
Solorzano,Aaron		40,000	*	8,000	32,000	*
Klotz,Steven		45,000	*	9,000	36,000	*
DORAIRAJ,DATO MICHA		52,149	*	10,430	41,719	*
Fatzer,Catherine		52,632	*	10,526	42,106	*
Velez,Art		56,316	*	11,263	45,053	*
Gunaga,Dr		110,000	*	22,000	88,000	*
Urman Family Trust	“(1)”	60,000	*	12,000	48,000	*
Mees,Huibert		60,000	*	12,000	48,000	*
Lucke,James		60,000	*	12,000	48,000	*
Rivellini,Tom		60,000	*	12,000	48,000	*
Pictures,Cosmic	“(2)”	78,948	*	15,790	63,158	*
Mikityuk,Nikita		87,500	*	17,500	70,000	*
Gorlick Family Trust	“(3)”	90,000	*	18,000	72,000	*
Porritt,Chris		90,000	*	18,000	72,000	*
Monroe,Don		105,000	*	21,000	84,000	*
DOLKART LAW PC	“(4)”	106,091	*	21,218	84,873	*
Nagi,Rowaid		107,529	*	21,506	86,023	*
Misso,Paul		131,580	*	26,316	105,264	*
Mccuen,Trent		131,580	*	26,316	105,264	*
Rio,JoseLuisPastorDel		132,270	*	26,454	105,816	*
Nowell,Tyler		132,285	*	26,457	105,828	*
Merwin,Flee		132,285	*	26,457	105,828	*
McDavidson,Andrew		232,285	*	46,457	185,828	*
PBX2 LLC	“(5)”	185,790	*	37,158	148,632	*
ALM Business Solutions	“(6)”	210,528	*	42,106	168,422	*
EROP	“(7)”	1,312,394	2.5%	1,101,868	210,526	*
Cieslak,Chris		264,555	*	52,911	211,644	*
Borjas,Jephry		285,290	*	57,058	228,232	*
Almeda,Richard		444,540	*	88,908	355,632	*
Cancilla,Jeff		682,785	1.3%	136,557	546,228	1.0%
Ellis,Gordon		758,333	1.5%	151,667	606,666	1.2%
Caridad,Bert		763,200	1.5%	152,640	610,560	1.2%
Gallon,Marcus		855,875	1.6%	171,175	684,700	1.3%

33

Muscarelle,Matthew		1,128,900	2.2%	225,780	903,120	1.7%
Caramanoff,Roger		1,200,000	2.3%	240,000	960,000	1.8%
Eklund,Richard		2,236,380	4.3%	447,276	1,789,104	3.4%
Mears,Ryan		2,250,000	4.3%	450,000	1,800,000	3.5%
Hicks,Ted		10,130,173	19.5%	2,026,035	8,104,138	15.6%
Benson,Scott		10,455,460	20.1%	2,091,092	8,364,368	16.1%
Brett Nesland		1,200,000	2.3%	240,000	960,000	1.8%
Ace Agricultural	“(24)”	25,888	*	5,178	20,710	*
Once Lowly Lot LLC	“(8)”	500,000	*	100,000	400,000	*
C&S ADVISORS	“(9)”	448,944	*	448,944	0	*
Consulting,Clearview	“(10)”	750,000	1.4%	750,000	0	*
Optimum Trading Capital LTD	“(11)”	500,000	*	500,000	0	*
Allied Pacific SPC	“(12)”	200,000	*	400,000	0	*
Broad Winds LLC	“(13)”	200,000	*	400,000	0	*
Charles Pinkham		200,000	*	400,000	0	*
Joe Dan Rogers		200,000	*	400,000	0	*
Scott Wilfong SEP IRA	“(14)”	300,000	*	600,000	0	*
Matt McGraw		200,000	*	400,000	0	*
Maenza Enterprises LLC d/b/a Trendix Enterprises LLC	“(15)”	700,000	1.3%	1,400,000	0	*
RealTrust IRA Alternatives LLC fbo Ronald. P. Rech IRA	“(16)”	1,200,000	2.3%	2,400,000	0	*
Scott C. Kline		400,000	*	800,000	0	*
The DelMar Consulting Group, Inc. Retirement Trust	“(17)”	400,000	*	800,000	0	*
Cory Galakatos		100,000	*	200,000	0	*
Galakatos Living Trust	“(18)”	200,000	*	400,000	0	*
Cat’s Paw Trust dtd	“(19)”	400,000	*	800,000	0	*
Brett Nesland		800,000	1.5%	1,600,000	0	*
Dan Allen		300,000	*	600,000	0	*
George Todd		400,000	*	800,000	0	*
Merida Capital Holding LLC	“(20)”	3,800,000	7.3%	6,800,000	400,000	*
Fourth Street Fund, LP	“(21)”	200,000	*	400,000	0	*
Honu Ventures, LLC	“(22)”	200,000	*	400,000	0	*
APEX HOLDINGS, INC	“(23)”	2,000,000	3.8%	0	2,000,000	3.8%

*Less than 1% of the issued and outstanding common shares.

(1)	Urman Family trust is the investor under the purchase agreement. Investment decisions are made by Jamie Urman with an address of 16255 Ventura Blvd #800, Encino CA 91436.
(2)	Cosmic Pictures is a partnership and the investor under the purchase agreement. Investment decisions are made by Erin Cellis with an address of 28 19th Ave Venice CA 90291.
(3)	Gorlick Family Trust is the investor under the purchase agreement. Investment decisions are made by Elliot Gorlick with an address of 1000 N Green Valley Pkwy, Henderson NV 89074.

34

(4)	Dolkart Law PC is the investor under the purchase agreement. Investment decisions are made by John Dolkart with an address of 100 Pine St, Suite 1250 San Francisco CA 94111.
(5)	PBX2 LLC is a limited liability corporation and the investor under the purchase agreement. Investment decisions are made by Paul Burke with an address of 281 Arches Ave. El Dorado Hills CA 95762.
(6)	ALM Business Solutions is the investor under the purchase agreement. Investment decisions are made by Brett Atkins with an address of 9343 Tech Center Dr Suite 185 Sacramento CA 95826
(7)	EROP is the investor under the purchase agreement. Investment decisions are made by Vince Sbarro with an address of 912 Holcomb Bridge Rd, Suite 101, Roswell GA 30076.
(8)	Once Lowly Lot LLC is the investor under the purchase agreement. Investment decisions are made by Jennifer Yowell with an address of 12101 N MacArthur Blvd Oklahoma City, OK 73162.
(9)	C&S Advisors is the investor under the purchase agreement. Investment decisions are made Eric Horton with an address of 1417 Lisa Way Escondido CA 92027
(10)	Clerview Consulting is the investor under the purchase agreement. Investment decisions are made by Lisa Mannion with an address of 4047 St Georges Circle, Duluth GA 30096
(11)	Optimum Trading Capital is the investor under the purchase agreement. Investment decisions are made by Bradford Brock with an address of Intershores Chambers Road Town Tortolla VG British Virgin Islands.
(12)	Allied Pacific LLC is the investor under the purchase agreement. Investment decisions are made by Patrick Towning with an address of Artemis House 67 Fort Street Grand Cayman Islands KY1-111
(13)	Broadwinds LLC is the investor under the purchase agreement. Investment decisions are made by David Wong with an address of Artemis House 678 Fort St, Grand Cayman Islands KY1-111
(14)	Scott Wilfong SEP IRA is the investor under the purchase agreement. Investment decisions are made by Scott Wilfong with an address of 200 Fortune Creek Lane Cle Elum 98922
(15)	Maenza Enterprises LLC IRA is the investor under the purchase agreement. Investment decisions are made by Joe Maenze with an address of 78 SW 7th St Suite 500, Miami FL 33130
(16)	Real Trust IRA Alternatives LLC is the investor under the purchase agreement. Investment decisions are made by Ron Rech with an address of PO Box 69, Chelan WA 98816.
(17)	The Delmar Consulting Group Inc Retirement Trust is the investor under the purchase agreement. Investment decisions are made by Bob Pragg with an address of 2455 El Amigo Rd Del Mar, CA 92014
(18)	Galakatos Living Trust is the investor under the purchase agreement. Investment decisions are made by Cory Galakatos with an address of 7640 Mills Road, Monterey CA 93940
(19)	Cat’s Paw Trust is the investor under the purchase agreement. Investment decisions are made by Mark Moskowitz with an address of 5747 E Caballo Dr Paradise Valley AZ 85253
(20)	Merida Capital Holding LLC is the investor under the purchase agreement. Investment decisions are made by Mitch Baruchowitz with an address of 641 Lexington Suite 1801 New York NY 10022
(21)	Fourth Street Fund LP is the investor under the purchase agreement. Investment decisions are made by Lisa Mannion with an address of 4047 St Georges Ct, Duluth GA 33096
(22)	Honu Ventures LLC is the investor under the purchase agreement. Investment decisions are made by Mike Takano with an address of 88 Piikoi Street #1110 Honolulu HI 96814
(23)	Apex Holdings is the investor under the purchase agreement. Investment decisions are made by Scott Benson with an address of 2620 Regatta Dr. Suite 102, Las Vegas NV 89128
(24)	ACE Agriculture LLC is the investor under the agreement to exchange debt for equity. Investment decisions are made by John Nabozny with an address of 2351 Sunset Blvd Ste 170-216 Rocklin, CA 95765.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion should be read in conjunction with the consolidated financial statements and the related notes contained elsewhere in this prospectus. In addition to historical information, the following discussion contains forward looking statements based upon current expectations that are subject to risks and uncertainties. Actual results may differ substantially from those referred to herein due to a number of factors, including, but not limited to, risks described in the section entitled “Risk Factors” and elsewhere in this prospectus.

General

Our executive offices are located at Lakeside Corporate Court, 2620 Regatta Drive, Suite 102, Las Vegas, Nevada 89128; telephone (702) 560-2430. Our corporate website address is www.acmbinc.com.

Overview

We are a California licensed manufacturer and distributor of medical cannabis products following our acquisition of Apex. We manufacture through proprietary methods to produce high quality and award-winning oils and other cannabis products for ourselves as well as on a white label basis for other retailers of legal cannabis products. We only operate in those states where cannabis is legalized and regulated under applicable state laws, and/or has been de-criminalized for medical use and/or legalized for recreational use.

Following our acquisition of Apex in December 2020, we obtained its branded cannabis oil products and vape cartridge delivery systems, including intellectual properties, research and development, web sites, packaging designs, related marketing materials and trade secrets surrounding extraction of cannabis, manufacturing vape cartridge components, filters, cannabis oil formulae and vape cartridge designs. In the first quarter of 2020, Apex introduced new proprietary oil named “Pure Spectrum Extract” using a patent pending process. In the third quarter of this year, Apex perfected a technique of extraction that reduces biomass cost by 35% for our primary product lines.

Comparison of Results of Operations for the nine months ended September 30, 2021 and 2020

The following table sets forth the summary operations for the nine months ended September 30, 2021 and 2020:

	For the Nine Months Ended
	September 30, 2021	September 30, 2020
	(reviewed)	(audited)
Revenues	$5,284,224	$4,418,366
Cost of Goods Sold	$1,828,867	$1,911,648
Operating Expenses	$3,880,737	$2,525,636
Other Income (Expense)	$167,938	$(3,131,366)
Net Income (Loss)	$(221,595)	$(3,150,284)

We generated revenues of $5,284,224 during the nine months ended September 30, 2021, compared to the $4,418,366 during the nine months ended September 30, 2020, an increase of $865,858 or 19.60% This increase is the direct result of adding sales personnel, product quality improvements, and a more relaxed credit policy allowing 15 day terms to strategic retail locations.

Cost of goods sold decreased during the nine-month period ended September 30, 2021 by $82,781 as compared to the same period in 2020. Although net revenue increased in 2021, bulk of it pertains to the increase in toll and split processing revenue, toll processing is a service revenue and only uses minimal processing supplies. During the 9-month period ending September 30, 2021, toll processing revenue is equal to $1,249,793, while toll revenue during the same period in 2020 is equal to $366,344, a net increase of $883,449. This is consistent with the lower percentage increase in cost of goods sold as compared to the total revenue.

Operating expense was $3,880,737 during our nine months ended September 30, 2021, compared to $2,525,636 during the same period in 2020, an increase of $1,355,101. This net increase was as a result of turnover in personnel, new sales commission structure, additional logistics personnel, new banking service fees, costs to rebuild facility from robbery and new security costs that did not exist before.

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Other income as of September 30, 2021 is at $167,938, was derived from insurance payouts during the year. This is $3,299,304 higher as compared to the $3,131,366 net other expenses during the same period in 2020. The difference was due to the $3,775,541 extraordinary loss recognized as a result of the series of theft that happened in June 2020.

As a result, we incurred a net loss of $221,595 in the nine months ended September 30, 2021, compared to a net loss of $3,150,284 in the same period in 2020.

Comparison of Results of Operations for the years ended December 31, 2020 and 2019

The following table sets forth the summary income statement for the years ended December 31, 2020 and 2019:

	For the Year Ended December 31,
	2020	2019
	(audited)	(audited)
Revenues	$4,752,454	$5,319,158
Cost of Goods Sold	$1,064,576	$4,968,822
Operating Expenses	$7,577,816	$4,301,425
Other (Expense)	$1,268,349	$142,659
Net Loss	$2,608,835	$4,087,748

We generated revenues of $4,752,454 for the year ended 2020 compared to $5,319,158 in 2019, a decrease of 566,704. This decrease is related to the lower sales caused by a series of theft occurrences last June 1, 2020 discussed below.

Cost of goods sold for the year ended December 31, 2020 decreased by $3.9 million due to the inventory loss as a result of the aforementioned theft occurrences.

Operating expenses was $7,577,816 for the year ended 2020 compared to $4,301,425 during the same period in 2019, an increase of $3,276,391. This increase was a result of expenses rebuilding our facility attributed to the theft. It is also to be noted that of the total operating expenses, professional fees and administrative expenses amounting to $6,000 and $12,754 for 2019 and 2020, respectively.

Net other expenses for the year ended 2020 was $1,268,349 compared to $142,659 net other expenses in 2019. The reason for the increase was the insurance payouts which were not netted against the theft loss in the operating expenses and the debt forgiveness that were negotiated with the vendors of Apex Solutions.

As a result, we incurred a net loss of $2,621,589 for the year ended 2020 compared to a net loss o $4,093,748 in the same period in 2019.

CONDENSED COMBINED FINANCIAL STATEMENTS

Comparison of Results of Operations for the years ended December 31, 2020 and 2019

The following condensed and combined financial statements with related notes are based on our and Apex Solutions historical financial statements after giving effect to the Apex Solution acquisition that occurred in January 2021, as if the acquisition had occurred as of the earliest date presented in this report.

The following condensed and combined financial statements are prepared for illustrative purposes only and are not necessarily indicative of or intended to represent the results that would have been achieved had the transaction been consummated as of the date indicated or that may be achieved in the future. The condensed combined financial statements do not reflect any operating efficiencies and associated cost savings that we may achieve with respect to the combined companies.

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The following table sets forth the summary of operations for the years ended December 31, 2020 and 2019:

	For the Year Ended December 31,
	2020	2019
	(audited)	(audited)
Revenues	$4,752,454	$5,319,158
Cost of Goods Sold	$1,064,576	$4,968,822
Operating Expenses	$7,577,816	$4,301,425
Other (Expense)	$1,268,349	$142,659
Net Loss	$2,621,589	$4,093,748

We generated revenues of $4,752,454 for the year ended 2020 compared to $5,319,158 in 2019, a decrease of $566,704. This decrease was related to the lower sales caused by a series of theft occurrences on June 1, 2020 discussed below.

Cost of goods sold for the year ended December 31, 2020 decreased by $3.9 million due to the inventory loss as a result of the aforementioned theft occurrences.

Operating expenses were $7,577,816 for the year ended 2020 compared to $4,301,425 during the same period in 2019, an increase of $3,276,391. This increase was a result of expenses rebuilding our facility attributed to the theft. We incurred total operating expenses, professional fees and administrative expenses amounting to $6,000 and $12,754 in 2019 and 2020, respectively.

Net other income for the year ended 2020 was $1,268,349 compared to $142,659 net other expenses in 2019. The reason for the increase is because of the insurance payouts which were not netted against the theft loss in the operating expenses and the debt forgiveness that were negotiated with the vendors of Apex Solutions.

As a result, we incurred a net loss of $2,621,589 for the year ended 2020 compared to $4,093,748 in the same period in 2019.

Series of Theft Occurrences on June 1, 2020

At approximately 1:30 a.m. on June 1,2020, a caravan of cars with approximately 75 people robbed our facility in Oakland, CA. The cars came in waves and at different times throughout the night and into the early morning. These robberies occurred simultaneously throughout Oakland and stemmed from the ongoing George Floyd protest/riots. As a result of the large number of ongoing robberies and rioting the police were unable to respond. We were aware of the robbery when it occurred through our off-site camera monitoring service which notified our staff as the burglar alarm sounded. We were unable to obtain assistance from the police who were overwhelmed.

Prior to the theft, we had several controls in place to prevent or detect theft, including an off-site 24-hour camera monitoring and a commercial burglar alarm/monitoring surrounding the facility. However, as a result of the simultaneous mass looting, riots and protests that were ongoing on June 1, 2021, the police did not respond to our calls.

To prevent such from happening again, we have made revisions to our existing controls which includes significant upgrading of the overall building structure with stronger doors, bigger safes and a faster moving gate to make unauthorized entry more difficult. We also added armed private security guards to augment our the offsite monitoring and alarm system.

● The following is a description of what was stolen, and its value;

Cash on Hand as of Date of Loss
Cash in Large Safe	Schedule 2	$131,846
Cash in Small Safe (Note 3)		40,766
Total Cash on Hand as of Date of Loss		$172,612

Cannabis Inventory Valued at Standard Cost
Manufacturing License Inventory (Note 4)	Schedule 3	$1,768,112
Distribution License Inventory - Distro Vault (Note 4 & 5)	Schedule 3	147,060
Distribution License Inventory - NOT in Distro Vault (Note 4 & 5)	Schedule 3	633,231
Recovered Inventory	Schedule 3	(13,125)
Total Cannabis Inventory Value as of Date of Loss		$2,535,278

Non-Cannabis Inventory	Schedule 9	108,226

Non-Cannabis Inventory Owned by Others	Schedule 9	$24,658

Total Cash and Inventory Theft Value		$2,840,774

Comparison of Results of Operations for the nine months ended September 30, 2021 and 2020

The following table sets forth the summary operations for the nine months ended September 30, 2021 and 2020:

	For the Nine Months Ended
	September 30, 2021	September 30, 2020
	(reviewed)	(audited)
Revenues	$5,284,224	$4,418,366
Cost of Goods Sold	$1,828,867	$1,911,648
Operating Expenses	$3,880,737	$2,525,636
Other Income (Expense)	$167,938	$(3,131,366)
Net Income (Loss)	$(221,595)	$(3,150,284)

We generated revenues of $5,284,224 during the nine months ended September 30, 2021, compared to the $4,418,366 during the nine months ended September 30, 2020, an increase of $865,858 or 19.60% This increase was the direct result of adding sales personnel, product quality improvements, and a more relaxed credit policy allowing 15 day terms to strategic retail locations.

Cost of goods sold decreased during the nine-month period ended September 30, 2021 by $82,781 as compared to the same period in 2020. Although net revenue increased in 2021, most of it was attributable to the increase in toll and split processing revenue. Toll processing is a service revenue and uses minimal processing supplies. During the nine-month period ending September 30, 2021, toll processing revenue was $1,249,793, while toll revenue during the same period in 2020 was $366,344, a net increase of $883,449. This is consistent with the lower percentage increase in cost of goods sold as compared to the total revenue.

Operating expense was $3,880,737 during the nine months ended September 30, 2021, compared to $2,525,636 during the same period in 2020, an increase of $1,355,101. This net increase was as a result of turnover in personnel, new sales commission structure, additional logistics personnel, new banking service fees, costs to rebuild our facility after the robbery and new security costs.

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Other income as of September 30, 2021 is at $167,938, was derived from insurance payouts during the year. This is $3,299,304 higher as compared to the $3,131,366 net other expenses during the same period in 2020. The difference was due to the $3,775,541 extraordinary loss recognized as a result of the series of theft that happened in June 2020.

As a result, we incurred a net loss of $221,595 in the nine months ended September 30, 2021, compared to a net loss of $3,150,284 in the same period in 2020.

Liquidity and Capital Resources

As of September 30, 2021, we had $1,564,203 in cash. Net cash used in operating activities was $1,027,719 and $62,032 for the nine months ended September 30, 2021, and 2020, respectively. The $965,687 increase in net cash used in operating activities was primarily due to the structured payments of liabilities sustained by Apex because of the theft that occurred on June 1, 2020.

Cash under financing activity amounting to $122,093, net of processing costs and payments, was obtained through a purchase and sale of future receivables agreement with PIRS Capital on May 28, 2021. In addition, during the quarter ended September 30, 2021, the Company issued 10,000,000 shares of common stock, for a total consideration of $3,000,000.

Our financial statements included in this report have been prepared assuming that we will continue as a going concern, and which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business. As reflected in our financial statements, we incurred a net loss of $221,595 and utilized net cash of $1,027,719 in operating activities for the nine months ended September 30, 2021. The Company’s ability to continue as a going concern is dependent on obtaining adequate capital until it is profitable and there is no assurance that it can raise the funding when needed to remain in business.

Apex Acquisition

On December 29, 2020 we entered into a Plan of Merger and Share Exchange (the “Merger Agreement”), with Apex Holdings, Inc. (“Apex”) under which the shareholders of Apex Solutions received 2.5 shares of our common stock for each share of Apex common stock that they owned for a total of 36,981,146 shares of common stock representing 97.9% of the total issued and outstanding shares of our common stock. The merger was effective February 24, 2021 upon the filing acknowledgement from the Nevada Secretary of State of the Articles of Merger.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, result of operations, liquidity or capital expenditures.

BUSINESS

Overview

We were incorporated on November 12, 2013 in the State of Nevada. We have undergone several name changes and changes of control since our incorporation. On April 7, 2020, the District Court of Clark County, Nevada issued an Order Granting Application for the Appointment of Barbara Bauman as Custodian of the Company. Barbara Bauman on October 12, 2020 submitted to the District Court of Clark County a motion to terminate custodianship on the basis of having completed the requested actions of the District Court on behalf of the Company and effected a change of control on October 30, 2020 by selling to Apex 50,000,000 shares of common stock and 2,0000 shares of Series A preferred stock that she owned. Ms. Bauman appointed current management which is the same management of Apex.

We are a licensed Type 7 manufacturer and distributor servicing all of California, which is the largest cannabis market in the United States in terms of cannabis production and retail sales. Our goal for the next 12 months is to capitalize on our equipment and trained staff to increase our current $5-6 million annual revenues.

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Through Apex Solutions the Agro Capital team has worked to continuously improve the proprietary process and SOP’s for the creation of what we believe is the finest full spectrum oils in the market. The process begins with our connection to the cultivators that provide the input material for our operations. We work on a nonexclusive basis with many cultivators throughout our licensed territory. Our buyers provide input and direction regarding the strains and profiles in most demand by our clients. Our team of buyers has experience as growers and manufacturers that is shared with our cultivation partners so they can process, cure, and store biomass in a way that maximizes flavor profiles and yields. This process ensures that they capture the best pricing for their products and we believe that we secure the best input material for our manufacturing operations. As product enters the facility it is put through multiple measurements and tests to ensure it complies with the state laws that require that it be free of dangerous chemical levels and that ensure that it is pure and properly stored to provide optimal processing results. Biomass is then put into our multistep process to pull the full cannabinoid and terpene profile from the plant to provide what we believe is the best possible end product. The process flow has been designed by our internal team of chemical and mechanical engineers. The end result is a product that consistently provides the results our wholesale and retail clients prefer. Our product is sold through the Apex brand name directly to retailers and as white label products for a variety of brands. All process flows have been extensively documented for replication in other markets we have targeted for expansion. Our target is to provide the highest level quality of product for a mid-tier price point by leveraging our experience in maximizing yield, flavor and color profiles of the end product.

The California market requires that all products sold by licensees meet minimum testing and labeling requirements defined by state regulators. All Apex products meet or exceed these standards and are typically tested three times over the course of the production process. This ensures our product meets state safety requirements and minimizes the liability created with faulty biomass. Our licensing is renewed annually each Spring.

Our banking is provided by a state chartered bank in California that offers specialty banking services for cannabis products. We will follow this same plan in other states that we expand to. ACMB does not directly touch the cannabis product but does hold fully owned subsidiaries that are licensed and touch the product directly.

In December 2021 we began operating in Oklahoma with a transport and processing license that we obtained through the purchase on November __, 2021 of all assets of Primo Laboratories LLC, located in Oklahoma City, Oklahoma, that is licensed by the Oklahoma Medical Marijuana Authority to manufacture and distribute a variety of cannabis products. The cannabis laws in Oklahoma and configuration of the business are very similar to that of California. With the transport license product can be transported from the grower to our facility for processing. The existing processing license is for non-volatile manufacturing so instead of the butane-based extraction used in our Oakland facility we are using ice-based extraction to produce hash concentrates. Concentrates are being sold under the Apex brand name using the same color coding (ivory, emerald and black) as used in California. The facility can generate approximately 8,000 grams of product/month as configured. The Oklahoma facility will also support flower packaging in 1 pound units for bulk retail sales, 3.5 gram packaged flower and pre-rolls.

Proprietary Manufacturing Process

We believe that our proprietary manufacturing processes have earned us a defensible market position, a reputation for high-quality and award-winning oils, and a growing sales pipeline. Our manufacturing process flow is modeled after the Deming Manufacturing Method for continuous improvement and through this proprietary production process we have been able to achieve higher and better quality yields from cannabis reducing biomass expense. Our manufacturing process is based on compliant, established procedures to ensure full regulatory compliance and 24/365 uptime and is supported by established and transparent banking relationships.

Diversified and Award Winning Product Base

We believe that we are one of “California’s most highly-awarded” brands within our targeted product categories. Our products are sold in licensed cannabis outlets throughout California. In Q1 2020, we introduced new proprietary oils new proprietary oil named “Pure Spectrum Extract” using a patent pending process and sold as “Pure Spectrum Oil” that have repeatedly sold out. We believe that our proven methods of compliance, standard operating procedures and a strong management team have enabled us to overcome the industry-wide challenges that include shifting regulatory environment, black market competition, banking limitations and social unrest that caused a production facility in Oakland to be closed temporarily for repairs after being damaged by protesters addressing racial concerns.

Major Theft on June 1, 2020T

The theft occurred at approximately 1:30 a.m. on June 1, 2020. A group of cars with approximately 75 people forcibly entered and robbed our facility in Oakland, California. The cars came in waves of separate robberies and at different times all night until early morning. The theft was discovered and reported as soon as it occurred. Our off-site camera monitoring service notified our staff simultaneously with the alarm sounding. Our attempts to call the police for help were unsuccessful since robberies were occurring throughout the city of San Francisco prompted by the ongoing George Floyd protest/riots that exceeded the ability of the police to respond.

We lost cash of $172,612, cannabis inventory valued at standard cost equal to $2,535,278 and non-cannabis inventory valued at $2,840,774. We had off-site 24 hour camera monitoring and commercial burglar alarm/monitoring. We have upgraded our building infrastructure with stronger doors, larger safes and a faster moving security gate to make entry more difficult and also have added armed private security guards to augment our offsite monitoring and alarm system.

Our current revenue run rate is $6 million annually which we expect to increase over time. Our manufacturing capacity is $5--6 thousand per month in our Oakland facility.

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12 Month Goals

Our goals for the next 12 months is to increase annual run rate revenue in California through a combination of (i) an expansion of our California operations through this offering to purchase biomass, leverage our brand name and low cost manufacturing to drive increased revenues, expand our white label manufacturing, partnering with new delivery platforms such as AirGraph combined with a large marketing campaign, partner with brand cultivators and the introduction of a subscription model; (ii) expansion of our multi - state brand targeting the states of Oklahoma, Michigan, Illinois, and New Jersey (iii) leveraging our operational expertise to acquire under- performing or poorly capitalized cannabis companies using our publicly traded shares for some or all of the purchase price that will serve the twin goals of offering a form of liquidity to the owners as well as conserving our cash for other growth purposes, focusing on strategic alignment, cost reduction for our core business, distribution expansion, supply chain integration and unique intellectual property.

Our expansion to Oklahoma is underway with distribution and manufacturing expected to be operational by Q1 of 2022. Distribution and manufacturing preparations began in Q3 of 2021. Peak Distribution was established as one of our subsidiaries on July 21, 2021 in Oklahoma. Peak Distribution will serve as the entity conducting business to support cannabis operations in Oklahoma.]

Market Growth

Legal cannabis sales in the United States have grown substantially in recent years. This growth trend is expected to continue as more states legalize medical and recreational cannabis and as more consumers choose to make legal cannabis purchases instead of buying through traditional sources. Consumers who are learning about new research supporting the health and the perceived medical benefits of cannabis will be a secondary source of strong growth in the market for the next several years.

Cannabis sales in California have grown steadily since the recreational market opened in 2018. Management believes that the California market will continue to grow at double digit rates for the next few years. This expectation is supported by sales trends in other legal markets such as Nevada, Colorado and Washington. California also continues to have a robust black market that we believe will move to the legal market over time. Some estimates state that the black market is 5 times the size of the legal market leaving significant opportunity for growth in the state.

Marketing and Growth Strategy

Our marketing and growth strategy is aligned with our overall business goals to drive revenue and margin growth by:

●	Securing capital for the construction of processing centers.

●	Obtaining the necessary state and local licensure for each proposed facility.

●	Securing initial licensing, processing or sales arrangements, as applicable, with growers and dispensaries.

●	Constructing processing facilities.

●	Expanding per-facility capacity and increasing revenues.

●	Developing a national brand of cannabis concentrates, which will be sold wholesale to dispensaries.

We also intend to grow through select acquisitions in secondary and tertiary markets, targeting newly regulated states that we believe offer a competitive advantage. Our goal at this time is to become a successful regional cannabis company.

●	Increase the variety of our products. We plan to expand into edibles with full spectrum products that consumers seek as they become more comfortable with cannabis products.

●	Enter into more strategic partnerships with growers, retailers, and brands both within and outside of the cannabis space.

●	Continue our focus on our manufacturing technology to maximize yield while maintaining or improving upon our product quality.

●	Strengthen our market presence by partnering with other known entities in the space.

●	Expansion into edible lines

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Compliance with Applicable State Laws

We are in compliance with applicable licensing requirements and the regulatory framework enacted by the state of California. We are subject to any citations or notices of violation with applicable licensing requirements and the regulatory framework enacted by each applicable state which may have an impact on our licenses, business activities or operations.

We have in place a detailed compliance program overseen and maintained by external state and local regulatory/compliance counsel. Our internal compliance team (consisting of managers for each respective business unit) implements the compliance program.

Our internal compliance team oversees training for all employees, including on the following topics:

●	compliance with state and local laws

●	safe cannabis use

●	dispensing procedures

●	security and safety policies and procedures

●	inventory control

●	quality control

●	transportation procedures

Our compliance program emphasizes security and inventory control to ensure strict monitoring of cannabis and inventory from delivery by a licensed distributor to sale or disposal. Only authorized, properly trained employees are allowed to access the Company’s computerized seed-to-sale system.

Our internal compliance team, together with external state and local regulatory/compliance counsel, monitors all compliance notifications from the regulators and inspectors in each market, timely resolving any issues identified. We keep records of all compliance notifications received from the state regulators or inspectors and how and when the issue was resolved.

Further, we have created comprehensive standard operating procedures that include detailed descriptions and instructions for receiving shipments of inventory, inventory tracking, recordkeeping and record retention practices related to inventory, as well as procedures for performing inventory reconciliation and ensuring the accuracy of inventory tracking and recordkeeping. We maintain accurate records of our inventory at all licensed facilities. Adherence to our standard operating procedures is mandatory and ensures that our operations are compliant with the rules set forth by the applicable state and local laws, regulations, ordinances, licenses and other requirements. We ensure adherence to standard operating procedures by regularly conducting internal inspections and ensure that any issues identified are resolved quickly and thoroughly.

In January 2018, former United States Attorney General, Jeff Sessions rescinded the Cole Memorandum and thereby created a vacuum of guidance for enforcement agencies and the Department of Justice. (See U.S. Dept. of Justice. (2013). Memorandum for all United States Attorneys re: Guidance Regarding Marijuana Enforcement. Washington, DC: US Government Printing Office. Retrieved from https://www.justice.gov/iso/opa/resources/3052013829132756857467.pdf.). As an industry best practice, despite the recent rescission of the Cole Memorandum, the Company continues to do the following to ensure compliance with the guidance provided by the Cole Memorandum:

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	●	Ensure the operations of its subsidiaries are compliant with all licensing requirements that are set forth with regards to cannabis operation by the applicable state, county, municipality, town, township, borough, and other political/administrative divisions. To this end, the Company retains appropriately experienced legal counsel to conduct the necessary due diligence to ensure compliance of such operations with all applicable regulations;

	●	the Company only works through licensed operators, which must pass a range of requirements, adhere to strict business practice standards and be subjected to strict regulatory oversight whereby sufficient checks and balances ensure that no revenue is distributed to criminal enterprises, gangs and cartels; and

[1]	●	we conduct reviews of products and product packaging to ensure that the products comply with applicable regulations and contain necessary disclaimers about the contents of the products to prevent adverse public health consequences from cannabis use and prevent impaired driving.

We, together with external state and local regulatory/compliance counsel, will continue to monitor compliance on an ongoing basis in accordance with our compliance program and standard operating procedures. While our operations are in full compliance with all applicable state laws, regulations and licensing requirements, such activities remain illegal under United States federal law. For the reasons described above and the risks further described in the “Risk Factors” section above, there are significant risks associated with the business of the Company. Readers are strongly encouraged to carefully read all of the risk factors contained in the “Risk Factors” section above.

Although state-licensed businesses engaged in such activities are currently proceeding largely free from federal prosecution and recently-enacted federal spending legislation prohibits the Department of Justice from using federal funds to prevent states from implementing their own marijuana laws, changes in congress or in the executive administration, including presidential elections, could result in changes to current federal enforcement policies regarding cannabis-related activities which are legal under certain state laws. Therefore, by operating the business, we will face the possibility of civil and criminal sanctions.

Additionally, certain states in which we seek to operate may prohibit non-resident companies from conducting business directly in the state. In such states, we will seek to enter into a collaborative arrangement with a local entity holding the necessary licensure, whereby we will agree to lease our facilities, equipment and employees to the licensed entity in exchange for a fee. Such an arrangement may be difficult to secure and/or expensive to maintain, as we will be reliant on the licensee to maintain its license in order to continue operations. Further, various state and local licensure application and approval processes may require significant time and expense, and, upon becoming authorized to do business in a state, it may be difficult or expensive for us to comply with the oft-changing laws, regulations and licensure requirements of each state and municipality where we are doing business.

We will need to obtain applicable state licenses in each state in which we will operate processing facilities. License requirements and procedures vary from state to state. The initial state in which we operate is California.

Production and Wholesale Sales Operations

Through our wholesale laboratory operations in Oakland, California, all oil being manufactured in-house and formulated into a variety of finished products for sale and distribution to retail cannabis stores and medical dispensaries throughout California. We employ a proprietary process to produce high quality and award-winning oils and other cannabis products for ourselves as well as on a white label basis for other retailers of legal cannabis products.

In Oklahoma City, Oklahoma, we have a leased facility with a non-hazardous processing license. Production is being done using an ice water based extraction method. The resulting concentrates are being sold under the Apex brand name using the same color coding (ivory, emerald and black) as used in California. The facility can generate approximately 8,000 grams of product/month as configured. The Oklahoma facility will also support flower packaged flower, packaged infused flower, and infused pre-rolls. The Oklahoma product produced will be sold by our internal team to support distribution to the entire state.

Single Stream Inventory

In California, as long as a wholesale facility holds both a medical and a recreational license, it may sell products to dispensaries that may be sold to both recreational and medical customers. As long as the dispensary also holds both licenses, the inventory may be sold to either type of customer as long as it came from a wholesale company with both license types. This reduces logistical challenges that would otherwise arise from having two separate streams of inventory to service the medical and adult-use segments.

In Oklahoma, current laws are written for the medical market only. All references to work done in the state of Oklahoma are specific to the medical market.

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Competition

We currently operate in the California cannabis market, which has limited licensing opportunities for retail locations in accordance with state regulations. These conditions create significant barriers to entry for new competition.

There is currently no legal limitation on the number of cultivation and product manufacturing licenses that may be issued and there is no limitation on how much can be grown or produced with those licenses. However, the Bureau of Cannabis Control is tasked with determining what it believes is an adequate supply of cultivation and production licenses and at present there is no open application period.

In California, the state had three cannabis licensing authorities that currently have no plans to limit the number of commercial cannabis licenses they will issue. These licensing authorities have been recently merged into one licensing authority as described in this link (https://cannabis.ca.gov/). However, local cities and counties may limit the number of businesses they permit to operate within their jurisdiction. In addition, when deciding whether to issue or deny a retail or microbusiness license, the Bureau of Cannabis Control is required to consider whether the issuance of the license would result in “excessive concentration” pursuant to Business and Professions Code section 26051(c). We believe that these conditions will facilitate an increase in demand for our cannabis products.

The wholesale market, however, is more fluid. At present, both supply and demand for raw cannabis are increasing, but the increase in supply precipitated by recreational sales is outpacing the increase in demand. As a result, California wholesale prices have decreased over the last year. We have undertaken and, in some cases, completed various expansion projects to meet the additional demand but we are carefully watching changes in the supply market. Most of the additional supply has been provided by existing participants within the market as very few new cultivation licenses have been issued since 2018. The ability to expand facilities without limitation will allow the market to reach an equilibrium wholesale price point without the need to license additional operators.

Regardless of whether supply remains high, we believe we can benefit from market conditions. A low cost for raw cannabis will likely benefit our production operation, which is expected to ramp up now that our new facility expansion. We have in our Oakland, California facility a complete, state-of-the-art processing facility that can produce more quality product with less raw cannabis, thus partially offsetting the impact of lower wholesale prices. The new facility has an additional butane based processing system capable of extracting oil from 300 pounds of material per day. The equipment cost consisted of a C1D1 lab for $25,000, a processing system of $340,000, freezers costing $30,000 and facility upgrades totaling $150,000.

Intellectual Property and Other Proprietary Rights

We regard our domain names and similar intellectual property as critical to our success. We rely on a combination of laws and contractual restrictions with our employees, customers, suppliers, affiliates and others to establish and protect our proprietary rights. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our intellectual property without authorization. We cannot assure you that others will not independently develop similar intellectual property. In addition, effective trademark protection may not be available or may not be sought by us in every country in which our products and services are made available online, including the United States.

We filed on September 1, 2021 with the USPTO a provisional utility patent application entitled Closed-Loop Filtration - Color Remediation Column Apparatus Devices and Method, Application Number 63239475.

From time to time, we may be subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by us.

Third parties may, in the future, recruit our employees who have had access to our proprietary technologies, processes and operations. These recruiting efforts expose us to the risk that such employees will misappropriate our intellectual property.

Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Any litigation, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could materially harm our business.

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Government Regulation

Despite 37 states, the District of Columbia, and four U.S. territories that have legalized or decriminalized cannabis use for recreational or medical purposes, the prescription, use and possession of marijuana remains illegal under federal law. As such, although we will only operate processing facilities in states that permit the possession, sale and use of cannabis, certain activities of our business, including the possession of cannabis for processing and the sale of cannabis concentrates, will be in violation of federal law.

Enforcement of United States Federal Laws

In the United States, cannabis is highly regulated at the state level. To our knowledge, over half of the United States of America, plus the District of Columbia, and four territories have legalized cannabis in some form, including recreational use of cannabis in many states. Additional states have legalized CBD, low Tetrahydrocannabinol (THC) oils for a limited class of patients. Notwithstanding the permissive regulatory environment of cannabis at the state level, cannabis continues to be categorized as a Schedule I controlled substance under the Controlled Substances Act (codified in 21 U.S.C.A. Section 812). Under United States federal law, a Schedule I drug is considered to have a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the substance under medical supervision. Federal law prohibits commercial production and sale of all Schedule I controlled substances, and as such, cannabis-related activities, including without limitation, the importation, cultivation, manufacture, distribution, sale and possession of cannabis that remain illegal under U.S. federal law. It is also illegal to aid or abet such activities or to conspire or attempt to engage in such activities. Strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under U.S. federal law, nor provide a defense to any federal proceeding brought against the Company. An investor’s contribution to and involvement in such activities may result in federal civil and/or criminal prosecution, including, but not limited to, forfeiture of his, her or its entire investment, fines and/or imprisonments.

As a result of the conflicting views between states and the federal government regarding cannabis, investments in, and the operations of, cannabis businesses in the U.S. are subject to inconsistent laws and regulations. The so-called “Cole Memorandum” or “Cole Memo” issued by former Deputy Attorney General James Cole on August 29, 2013 and other Obama-era cannabis policy guidance, discussed below, provided the framework for managing the tension between federal and state cannabis laws. Subsequently, as discussed below, Attorney General Jeff Sessions rescinded the Cole Memo and related policy guidance. Although no longer in effect, these policies, and the enforcement priorities established within, appear to continue to be followed during the Trump administration and remain critical factors that inform the past and future trend of state-based legalization.

On January 4, 2018, former Attorney General Jeff Sessions rescinded the Cole Memo, the Cole Banking Memorandum, and all other related Obama-era DOJ cannabis enforcement guidance. While the rescission did not change federal law, as the Cole Memo and other DOJ guidance documents were not themselves laws, the rescission removed the DOJ’s formal policy that state-regulated cannabis businesses in compliance with the Cole Memo guidelines should not be a prosecutorial priority. Notably, Attorney General Sessions’ rescission of the Cole Memo has not affected the status of the U.S. Department of the Treasury’s Financial Crimes Enforcement Network (“FinCEN”) memorandum issued by the Department of Treasury, which remains in effect. This memorandum outlines Bank Secrecy Act-compliant pathways for financial institutions to service state-sanctioned cannabis businesses, which echoed the enforcement priorities outlined in the Cole Memo. In addition to his rescission of the Cole Memo, Attorney General Sessions issued a one-page memorandum known as the “Sessions Memorandum”. The Sessions Memorandum explains the DOJ’s rationale for rescinding all past DOJ cannabis enforcement guidance, claiming that Obama-era enforcement policies are “unnecessary” due to existing general enforcement guidance adopted in the 1980s, in chapter 9.27.230 of the USAM. The USAM enforcement priorities, like those of the Cole Memo, are based on the use of the federal government’s limited resources and include “law enforcement priorities set by the Attorney General,” the “seriousness” of the alleged crimes, the “deterrent effect of criminal prosecution,” and “the cumulative impact of particular crimes on the community.” Although the Sessions Memorandum emphasizes that cannabis is a federally illegal Schedule I controlled substance, it does not otherwise instruct U.S. Attorneys to consider the prosecution of cannabis-related offenses a DOJ priority, and in practice, most U.S. Attorneys have not changed their prosecutorial approach to date. However, due to the lack of specific direction in the Sessions Memorandum as to the priority federal prosecutors should ascribe to such cannabis activities, there can be no assurance that the federal government will not seek to prosecute cases involving cannabis businesses that are otherwise compliant with state law.

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William Barr served as United States Attorney General from February 14, 2019 to December 23, 2020. The DOJ under Mr. Barr did not take a formal position on federal enforcement of laws relating to cannabis. United States President Biden appointed Merrick Garland to succeed Mr. Barr as the U.S. Attorney General. It is unclear what impact, if any, the new administration will have on U.S. federal government enforcement policy on cannabis.

Such potential proceedings could involve significant restrictions being imposed upon the Company or third parties, and also divert the attention of key executives. Such proceedings could have a material adverse effect on our business, revenues, operating results and financial condition as well as our reputation, even if such proceedings were concluded successfully in favor of the Company. See “Risk Factors”.

For the reasons set forth above, our existing operations in the United States, and any future operations or investments the Company may engage in, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on our ability to operate in the United States or any other jurisdiction. See “Risk Factors”.

Government policy changes or public opinion may also result in a significant influence over the regulation of the cannabis industry in the United States or elsewhere. A negative shift in the public’s perception of medical cannabis in the United States or any other applicable jurisdiction could affect future legislation or regulation. Among other things, such a shift could cause state jurisdictions to abandon initiatives or proposals to legalize medical cannabis, thereby limiting the number of new state jurisdictions into which the Company could expand. Any inability to fully implement our expansion strategy may have a material adverse effect on our business, financial condition and results of operations. See “Risk Factors”.

Further, violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on the Company, including its reputation and ability to conduct business, its holding (directly or indirectly) of medical cannabis licenses in the United States, the listing of its securities on various stock exchanges, its financial position, operating results, profitability or liquidity or the market price of its publicly traded shares. In addition, it is difficult for the Company to estimate the time or resources that would be needed for the investigation of any such matters or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial. See “Risk Factors”.

United States Enforcement Proceedings

An appropriations rider contained in the fiscal year 2015, 2016, 2017, 2018, 2019, 2020 and 2021 Consolidated Appropriations Acts (formerly known as the “Rohrabacher-Farr Amendment” and currently proposed for the next appropriations rider as the “Joyce Amendment”, referred to herein as the “Amendment”) provides budgetary constraints on the federal government’s ability to interfere with the implementation of state-based medical cannabis laws. The Ninth Circuit Court of Appeals and other courts have interpreted the language to mean that the DOJ cannot expend funds to prosecute state-law-abiding medical cannabis operators complying strictly with state medical cannabis laws. The Amendment prohibits the federal government from using congressionally appropriated funds to prevent states from implementing their own medical cannabis laws. Previously the Amendment was extended until December 8, 2018, as part of the passage of an emergency aid package. The Amendment has been renewed and is now effective under a continuing resolution of Congress through March 11, 2022. Through his signing statement, President Trump reiterates that the Department of Justice may not use any funds to prevent implementation of medical marijuana laws by various States and territories, and “I will treat this provision consistent with the President’s constitutional responsibility to faithfully execute the laws of the United States.” Continued reauthorization of the Amendment is predicated on future political developments and cannot be guaranteed. If the Amendment expires, federal prosecutors could prosecute even state-compliant medical cannabis operators for conduct within the five-year statute of limitations. The Amendment does not protect state legal adult-use cannabis businesses and the DOJ may spend funds to prosecute persons that are operating in accordance with state adult use cannabis laws. However, the United States Congress recently passed the Blumenauer-McClintock-Norton Amendment which would provide legal protection for all state legal cannabis activities. It is unclear whether the amendment language will be included in the Senate appropriations language. In addition to the amendment, three separate proposed pieces of legislation have been introduced by members of Congress that would legalize marijuana at a federal level, although it is uncertain if any of the proposed bills will gain any traction.

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Ability to Access Public and Private Capital

We have historically, and continue to have, access to equity and debt financing from the public and prospectus exempt (private placement) markets in Canada and, to a lesser extent, in the United States. Our executive team and board of directors also have extensive relationships with sources of private capital (such as funds and high net worth individuals), that could be investigated at a higher cost of capital. If such equity and/or debt financing was no longer available in the public markets due to changes in applicable law, then the Company expects that it would have access to raise equity and/or debt financing privately.

Although we are not able to obtain bank financing in the U.S. or financing from other U.S. federally regulated entities, we currently have access to equity financing through the private markets in Canada and in the United States. Since the use of marijuana is illegal under U.S. federal law, and in light of concerns in the banking industry regarding money laundering and other federal financial crime related to marijuana, U.S. banks have been reluctant to accept deposit funds from businesses involved with the marijuana industry. Consequently, businesses involved in the marijuana industry often have difficulty finding a bank willing to accept their business. Likewise, marijuana businesses have limited, if any, access to credit card processing services. As a result, marijuana businesses in the U.S. are largely cash-based. This complicates the implementation of financial controls and increases security issues.

Commercial banks, private equity firms and venture capital firms have approached the cannabis industry cautiously to date. However, there are increasing numbers of high net worth individuals and family offices that have made meaningful investments in companies and projects similar to our projects. Although there has been an increase in the amount of private financing available over the last several years, there is neither a broad nor deep pool of institutional capital that is available to cannabis license holders and license applicants. There can be no assurance that additional financing, if raised privately, will be available to us when needed or on terms which are acceptable. Our inability to raise financing to fund capital expenditures or acquisitions could limit our growth and may have a material adverse effect upon future profitability. See “Risk Factors”.

State-Level Overview

The following sections present an overview of market and regulatory conditions for the marijuana industry in the State of California, in which we have an operating presence in, and is presented as of July 2020, unless otherwise indicated. Although our activities are compliant with applicable United States state and local law, strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under United States federal law, nor may it provide a defense to any federal proceeding which may be brought against the Company.

California Cannabis Licenses and the COVID-19 Pandemic

Permitted products sold:

●	in California, are subject to a 15% cannabis excise tax, a local cannabis excise tax which varies by city and/or county, and state sales tax of 7.25% with an additional local sales tax of up to 3%.

In 1996, California was the first state to legalize medical marijuana through Proposition 215, the Compassionate Use Act of 1996 (“CUA”). This legalized the use, possession and cultivation of medical marijuana by patients with a physician recommendation for treatment of cancer, anorexia, AIDS, chronic pain, spasticity, glaucoma, arthritis, migraine, or any other illness for which marijuana provides relief.

In 2003, Senate Bill 420 was signed into law establishing an optional identification card system for medical marijuana patients.

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In September 2015, the California legislature passed three bills collectively known as the “Medical Cannabis Regulation and Safety Act” (“MCRSA”). The MCRSA established a licensing and regulatory framework for medical marijuana businesses in California. The system created multiple license types for dispensaries, infused products manufacturers, cultivation facilities, testing laboratories, transportation companies and distributors. Edible infused product manufacturers would require either volatile solvent or non-volatile solvent manufacturing licenses depending on their specific extraction methodology. Multiple agencies would oversee different aspects of the program and businesses would require a state license and local approval to operate. However, in November 2016, voters in California overwhelmingly passed Proposition 64, the “Adult Use of Marijuana Act”(“AUMA”) creating an adult-use marijuana program for adult-use 21 years of age or older. AUMA had some conflicting provisions with MCRSA, so in June 2017, the California State Legislature passed Senate Bill No. 94, known as Medicinal and Adult-Use Cannabis Regulation and Safety Act (“MAUCRSA”), which amalgamates MCRSA and AUMA to provide a set of regulations to govern medical and adult-use licensing regime for cannabis businesses in the state of California. MAUCRSA went into effect on January 1, 2018. The three agencies that regulate marijuana at the state level are the California Department of Consumer Affairs’ Bureau of Cannabis Control (“BCC”), California Department of Food and Agriculture(“CDFA”), California Department of Public Health(“CDPH”). The California Department of Tax and Fee Administration(“CDTFA”) oversees.

To legally operate a medical or adult-use cannabis business in California, the operator must have both a local and state license. This requires license holders to operate in cities with marijuana licensing programs. Therefore, cities in California are allowed to determine the number of licenses they will issue to marijuana operators or can choose to outright ban marijuana.

Licenses

We are licensed to operate as a Medical and Adult-Use Retailer, Cultivator, Manufacturer and Distributor under applicable California and local jurisdictional law. Our licenses permit us to possess, manufactur, and distribute cannabis in the California pursuant to the terms of the various licenses issued by the BCC, CDFA, and CDPH under the provision of the MAUCRSA and California Assembly Bill No. 133.

The licenses are independently issued for each approved activity for use at our facilities in California. California state and local licenses are generally renewed annually. License renewal applications are submitted per guidelines published by local cannabis regulators, BCC, CDFA and CDPH. While renewals are generally annual, there is no ultimate expiry after which no renewals are permitted. Additionally, in respect of the renewal process, provided that the requisite renewal fees are paid, the renewal application is submitted in a timely manner, and there are no material violations noted against the applicable license, we would expect to receive the applicable renewed license in the ordinary course of business.

We are operating in Oklahoma under the license agreement secured as part of the asset purchase agreement from Primo Labratories LLC. An application is in process that will allow for hazardous processor license (OAC 310:681-1-4) based on standards described in OAC 310:681-8-1(b)(1) in the owned Oklahoma City facility. The new license will allow us to possess, transport, manufacture and distribute medical cannabis in Oklahoma. We have applied for a certificate of compliance from Oklahoma City to be submitted as required by OMMA.

Regulations

In California, only cannabis that is grown and manufactured in the state by a licensed establishment may be sold in the state. We have the capability to cultivate, harvest, process, manufacture, distribute and sell/dispense/deliver adult-use and medical cannabis and cannabis products. We are also authorized under California law to make wholesale purchase of cannabis and cannabis products from, or a distribution of cannabis and cannabis product to, another licensed entity within California.

Under California regulations, a cannabis manufacturer is anyone who makes or packages a prepared cannabis product. Cannabis products include edibles, topicals, tinctures, extracts, vape cartridges, capsules and more.

As a Type 7 licensee, we are a manufacturer of cannabis products entitled to use volatile solvents, such as butane, hexane, or propane as well as Type 6, N or P activities. TYPE 6 licenses are for manufacturers using nonvolatile solvents, such as carbon dioxide, ethanol, water, butter or oil, or performing extraction using mechanical methods, TYPE N licenses are for manufacturers performing infusion and TYPE P licenses are for manufacturers only packaging or labeling cannabis products.

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Reporting Requirements

California has selected Franwell Inc.’s METRC solution (“METRC”) as the state’s track-and-trace (“T&T”) system used to track commercial cannabis activity and movement across the distribution chain (“seed-to- sale”). The METRC system is mandatory for all licensed operators in the state of California. The system allows for other third-party system integration via application programming interface (“API”).

Oklahoma is in the process of determine that path forward for a system to track and trace product. New emergency rules impacting Oklahoma Medical Authority licensees have been signed by the Governor and became effective June 28th, 2021. The new emergency rules address changes and/or new requirements in recently passed legislation and also add new requirements relating to the implementation of the State inventory tracking system. The rules and a summary are available on the OMMA website at https://oklahoma.gov/omma/administration/rules-regulations.html

Pursuant to a court agreement, OMMA is extending the beginning inventory deadline for the state’s seed-to-sale tracking system, Metrc, and new seed-to-sale tracking rules will not be enforced until further guidance is provided by the court. Licensees will be notified with a new timeline for implementation as soon as one is available. Instructions and notice will be provided before the revised deadline to ensure licensees are able to implement the new system.

As of this date there is not a state system but our facility is running according to the same process flow as used in California which allows our financial team to account for all product used and created within the facility. Once Oklahoma has decided on the system to use, we will incorporate it into our production method. Commercial licensees are required to begin submitting monthly reports to OMMA beginning the month in which they were licensed and every month thereafter, even if the business has not yet opened. Monthly reports are due on the 15th of each month for the prior month. For example, reporting data for the month of August should be submitted by September 15th.

COVID-19 Regulations

On March 19, 2020, Governor Gavin Newsom issued a stay-at-home order to protect the health and well-being of all Californians and to establish a consistent approach across the state to slow the spread of COVID-19. This order went into effect on March 19, 2020 and was rescinded on June 15, 2021. The prior order identified certain services as essential, including food, prescriptions, and healthcare. These services were allowed to continue despite the stay-a-home order. since cannabis is an essential medicine for many residents, licensees were permitted to operate so long as their operations complied with local rules and regulations. In response to Governor Newsom’s emergency declaration regarding COVID-19, BCC licensees that were unable to comply with specific regulatory requirements were able to request relief from specific licensing requirements pursuant to section 5038 of the Bureau’s regulations. Numerous retailers requested and were granted relief from certain regulation to perform curbside pickup for cannabis and cannabis product sales. In light of the uncertainty regarding the spread of COVID-19 variants, some form of the prior stay-at-home order could be reinstituted in California in the future.

Employees

As of December 31, 2021, we had 37 full time employees. None of our employees or personnel is represented by a labor union, and we consider our employee/personnel relations to be good. Competition for qualified personnel in our industry is intense, particularly for software development and other technical staff. We believe that our future success will depend in part on our ability to attract, hire and retain qualified personnel.

Properties

We do not own any properties in California. We currently rent a warehouse/manufacturing facility with office space in Oakland, California. The facility has 5,880 sq. f.t under roof augmented with six converted storage containers for additional space on a .297 acre lot. In Oklahoma, we own a 5,000 sq. ft. warehouse/manufacturing facility on a .36 AC lot which is in the process of being licensed for hazardous manufacturing. We also lease a 1,700 sq. ft. manufacturing/warehouse space licensed for non-hazardous manufacturing in Oklahoma that is being utilized for existing operations.

Legal Proceedings

From time to time we may be named in claims arising in the ordinary course of business. Currently, there are no legal proceeding that are pending against us or involves us that, in the opinion of our management, could reasonably be expected to have a material adverse effect on our business or financial condition.

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MANAGEMENT

Set forth below is certain information regarding our executive officers and directors. Each of the directors listed below was elected to our board of directors to serve until our next annual meeting of stockholders or until his or her successor is elected and qualified. All directors hold office for one-year terms until the election and qualification of their successors. The following table sets forth information regarding the members of our board of directors and our executive officers:

The following tables set forth certain information regarding the beneficial ownership of our common stock as the date of this Registration Statement by (i) each person who, to our knowledge, owns more than 5% of our common stock; (ii) each of our directors and executive officers; and (iii) all of our executive officers and directors as a group. Unless otherwise indicated in the footnotes to the following tables, each person named in the table has sole voting and investment power. The address of each of the directors and executive officers listed below is c/o Agro Capital Management Corp., 2620 Regatta Drive, Suite 102, Las Vegas, Nevada 89128; Tel: (702) 560-2430.

For purposes of this table, there are 62,136,599 shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of the date of this report are deemed outstanding. Apex Holdings is the investor under the purchase agreement. Investment decisions are made by Scott Benson with an address of 2620 Regatta Dr. Suite 102, Las Vegas NV 89128

Class of Securities	Name and Address	# of Common Shares	% of Class	% of Total Votes

Common	Scott Benson(1)	10,455,463	16.8%	4.0%
Series A Preferred(2)	2620 Regatta Dr Suite 102 Las Vegas NV 89128	1,000	50%	38.1

Common	Ted Hicks(1)	10,130,173	16.3%	3.9%
Series A Preferred(2)	2620 Regatta Dr Suite 102 Las Vegas NV 89128	1,000	50%	38.1%

Common	Geoffrey Lawrence(1)(3)	0	0%	0%
	5935 N Jensen St. Las Vegas, NV 89149
Common	Gordon Ellis 8435 Baldwin St Oakland 94621	758,333	1.2%	.3%

Common	James Pekarsky(4)	60,556	.1%	0%
	9778 North 131st Street, Scottdale AZ 85259
Common	All Officers and Directors as a Group (four persons)	21,404,525	34.5%	84.5%

(1) Officer and/or director of the Company.

(2) The Series A Preferred have voting rights equal to 100,000 shares of common stock for each share of Series A Preferred stock.

(3) Geoffrey Lawrence was no longer Chief Financial Officer as of April 2, 2021.

(4) James Pekarsky became a part-time Chief Financial Officer of the Company on April 2, 2021.

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DIRECTORS AND EXECUTIVE OFFICERS

The following persons are the executive officers and directors of our Company:

Name	Age	Position
Scott Benson	57	Chief Executive Officer; and Chairman
Ted Hicks	48	President, Secretary, Director
James Pekarsky	62	Chief Financial Officer
Gordon Ellis	60	Chief Operating Officer

Scott Benson has been our Chairman, President and Chief Executive Officer since November 3, 2020. Since February 2017 Mr. Benson has worked as an executive of Apex Solutions where he became its CEO in November 2017. Mr. Benson led the process of the merger of Apex Solutions into Agro Capital and became CEO of Agro Capital upon completion of the transaction. Since March 2005 Mr. Benson has also served as an executive management consultant at Millwood Creek, an executive management company focused on supporting executives with strategic planning, change management and start up advice. From February 2016 until November 2019 Mr. Benson served as an advisor to Voyant LLC, a company that pioneers a new direct-to-consumer brand activation solution and a better way to monetize content providing a new and better way to acquire, engage and retain customers, consulting on development of its business plan, platform design, financial forecasts/planning, and initial operations. From April 2011 to March 2016 Mr. Benson founded and was CEO of Big Block Media Holdings, an Emmy award winning hybrid production and design studio focused on design, branding, live action and post production working directly with brands, ad agencies and content providers. Mr. Benson was COO/CRO of SLK software from April 2010 to May 2013 and ran US operations and sales for SLK Software. SLK Software is a technology and consulting company with an emphasis on key industries such as banking and manufacturing, and domain expertise across the entire value chain. SLK’s approach represents a commitment to reaching out to businesses at different stages of their growth and helping build a strong foundation for their journey to the top. He led team of 1500+ professionals and coordinated work with a team of 4000 people in India. The collective team specialized in a wide range of high value solutions to deliver end-to-end services to clients enabling them to transform their business through information technology. Mr. Benson graduated from The University of Tulsa with a BS in MIS. We believe that Mr. Benson’s management experience, leadership ability and direct experience in the cannabis industry make him qualified to be a member of our Board of Directors.

Ted Hicks has been a member of our Board of Directors since November 3, 2020. Mr. Hicks co-founded Apex Solutions in February 2017, serving as co-CEO and now its President. From February 2014 to March 2017, Mr. Hicks served as co-founder of Big Reds Farms, a company licensed to cultivate cannabis in Northern California that produced proprietary cannabis strains from seed to sale using indoor, outdoor, and greenhouse grow facilities. From August 2004 to January 2014 Mr. Hicks was President of Capital City Remodeling, one of the largest bath and kitchen refinishing companies in Northern California. Mr. Hicks has a BS in Kinesiology from CSUS. We believe that the management experience and knowledge of the cannabis industry that Mr. Hicks possesses, qualifies him to be a member of our Board of Directors.

James Pekarsky has been our part-time Chief Financial Officer since April 2, 2021. Since May 2016 Mr. Pekarsky has been serving as executive finance and operations consultant to numerous private and public companies in the medical and high-tech fields. From September 2013 to May 2016, Mr. Pekarsky served as Chief Executive Officer and Director of publicly traded BioPharmX, Inc. From November 2011 to August 2013, he served as Chief Financial Officer of Solar Power, Inc. From November 2007 to November 2011, Mr. Pekarsky was a consulting CFO to a variety of early-stage, start-up companies. Additionally, Mr. Pekarsky served as CFO of MoSys, Inc., from January 2006 to November 2007, AccelChip from December 2004 to December 2006 and Virage Logic from May 1999 to November 2003, where he helped lead the company’s IPO in August 2000. Mr. Pekarsky also held general manager and senior operations positions at Mentor Graphics from January 1997 to May 1999, Advanced Molecular Systems from June 1995 to December 1996, Sclavo Diagnostics from November 1993 to May 1995 and Bio-Rad Laboratories from June 1989 to October 1993. Mr. Pekarsky holds a B.S. in accounting from Indiana University of Pennsylvania and an M.B.A. in finance from Golden Gate University.

Gordon Ellis has been our COO since January 2019. From January 2013 to December 2018 Mr. Ellis was Vice President of Clear Captions LLC, a company serving the hard-of-hearing community, where he was a key leader in building the company from eight employees to over 200 in four years and was involved in strategic planning and building the sales, supply chain and customer experience metrics, processes and systems to ensure quality and productivity. From May of 2007 to January of 2013 Mr. Ellis filled a variety of managerial positions for Purple Communications, a leading U.S. provider of video relay services (VRS), video remote interpreting (VRI), and on-site interpreting services. Mr. Ellis received an MS in MIS and Industrial Operations Management from the University of Wyoming.

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Board of Directors and Corporate Governance

When considering whether directors have the experience, qualifications, attributes and skills to enable the Board of Directors to satisfy its oversight responsibilities effectively in light of our business and structure, the Board of Directors focuses primarily on the information discussed in each of the directors’ individual biographies as set forth above. With regard to Messrs. Benson and Hicks, the Board considered their day-to-day operational leadership of our company and in-depth knowledge of our business and experience in corporate management that will assist our corporate governance.

The Board of Directors periodically reviews relationships that directors have with our company to determine whether the directors are independent. Directors are considered “independent” as long as they do not accept any consulting, advisory or other compensatory fee (other than director fees) from us, are not an affiliated person of our company or our subsidiaries (e.g., an officer or a greater than 10% stockholder) and are independent within the meaning of applicable United States laws, regulations and the Nasdaq Capital Market listing rules. In this latter regard, the Board of Directors uses the Nasdaq Marketplace Rules (specifically, Section 5605(a)(2) of such rules) as a benchmark for determining which, if any, of our directors are independent, solely in order to comply with applicable SEC disclosure rules.

The Board of Directors has determined that none of our directors is independent within the meaning of the Nasdaq Marketplace Rules cited above, and that we do not have an audit committee financial expert as that term is defined by listing standards of the national securities exchanges and SEC rules, including the rules relating to the independence standards of an audit committee and the non-employee director definition of Rule 16b-3 under the Securities Exchange Act of 1934.

Our reliance on standards of Nasdaq Marketplace Rules is not meant to indicate that our shares of common stock are listed on Nasdaq. Our shares trade on the OTC Pink Market.

Director or Officer Involvement in Certain Legal Proceedings

Our directors and executive officers were not involved in any legal proceedings as described in Item 401(f) of Regulation S-K in the past ten years.

Directors and Officers Liability Insurance

We do not have directors’ and officers’ liability insurance. Our officers and directors have indemnification rights under applicable laws, and our articles of incorporation and bylaws.

Committees of the Board of Directors

Currently, our Board of Directors acts as audit, nominating, corporate governance and compensation committees. The Board of Directors has adopted charters relative to its audit committee, compensation committee and nominating committee. Until such time as we add more members to the Board, the entire Board will determine all matters and no committees have been formed. We intend to appoint persons to the board of directors and committees of the board of directors as required to meet the corporate governance requirements of a national securities exchange, although we are not required to comply with these requirements until we are listed on a national securities exchange. We intend to appoint directors in the future so that we have a majority of our directors who will be independent directors, and of which at least one director will qualify as an “audit committee financial expert,” prior to a listing on a national securities exchange.

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Audit Committee

The audit committee’s duties under the terms of its charter are to recommend to our board of directors the engagement of independent auditors to audit our financial statements and to include the terms of its charter review our accounting and auditing principles. The audit committee reviews the scope, timing and fees for the annual audit and the results of audit examinations performed by independent public accountants, including their recommendations to improve the system of accounting and internal controls. The audit committee oversees the independent auditors, including their independence and objectivity. However, the committee members are not acting as professional accountants or auditors, and their functions are not intended to duplicate or substitute for the activities of management and the independent auditors. The audit committee is empowered to retain independent legal counsel and other advisors as it deems necessary or appropriate to assist the audit committee in fulfilling its responsibilities, and to approve the fees and other retention terms of the advisors. The audit committee members possess an understanding of financial statements and generally accepted accounting principles.

Compensation Committee

The compensation committee has certain duties and powers as described in its charter, including but not limited to periodically reviewing and approving our salary and benefits policies, compensation of our executive officers, administering our stock option plans, and recommending and approving grants of stock options under those plans.

Nominating Committee

Under the charter of our nominating and corporate governance committee, the nominating and corporate governance committee considers and makes recommendations on matters related to the practices, policies and procedures of the board of directors and takes a leadership role in shaping our corporate governance. As part of its duties, the nominating and corporate governance committee assesses the size, structure and composition of the board of directors and its committees, coordinates evaluation of board performance and reviews board compensation. The nominating and corporate governance committee also acts as a screening and nominating committee for candidates considered for election to the board of directors.

Compensation Committee Interlocks and Insider Participation

None of our directors or executive officers serves as a member of the board of directors or compensation committee of any other entity that has one or more of its executive officers serving as a member of our board of directors.

Code of Ethics

We have adopted a written code of ethics that applies to all of our directors, officers and employees in accordance with the rules of the Nasdaq Capital Market and the SEC. We will post a copy of our code of ethics on our website, and intend to post amendments to this code, or any waivers of its requirements, as well.

Conflicts of Interest

We comply with applicable state law with respect to transactions (including business opportunities) involving potential conflicts. Applicable state corporate law requires that all transactions involving our company and any director or executive officer (or other entities with which they are affiliated) are subject to full disclosure and approval of the majority of the disinterested independent members of our Board of Directors, approval of the majority of our stockholders or the determination that the contract or transaction is intrinsically fair to us. More particularly, our policy is to have any related party transactions (i.e., transactions involving a director, an officer or an affiliate of our company) be approved solely by a majority of the disinterested independent directors serving on the Board of Directors. We expect to have at least three independent directors serving on the Board of Directors and intend to maintain a Board of Directors consisting of a majority of independent directors.

Indemnification of Directors and Executive Officers

oldSection 145 of the Nevada Revised Statutes provides for, under certain circumstances, the indemnification of our officers, directors, employees and agents against liabilities that they may incur in such capacities. Below is a summary of the circumstances in which such indemnification is provided.

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In general, the statute provides that any director, officer, employee or agent of a corporation may be indemnified against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in a proceeding (including any civil, criminal, administrative or investigative proceeding) to which the individual was a party by reason of such status. Such indemnity may be provided if the indemnified person’s actions resulting in the liabilities: (i) were taken in good faith; (ii) were reasonably believed to have been in or not opposed to our best interests; and (iii) with respect to any criminal action, such person had no reasonable cause to believe the actions were unlawful. Unless ordered by a court, indemnification generally may be awarded only after a determination of independent members of the Board of Directors or a committee thereof, by independent legal counsel or by vote of the stockholders that the applicable standard of conduct was met by the individual to be indemnified.

The statutory provisions further provide that to the extent a director, officer, employee or agent is wholly successful on the merits or otherwise in defense of any proceeding to which he or she was a party, he or she is entitled to receive indemnification against expenses, including attorneys’ fees, actually and reasonably incurred in connection with the proceeding.

Indemnification in connection with a proceeding by us or in our right in which the director, officer, employee or agent is successful is permitted only with respect to expenses, including attorneys’ fees actually and reasonably incurred in connection with the defense. In such actions, the person to be indemnified must have acted in good faith, in a manner believed to have been in our best interests and must not have been adjudged liable to us, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense which the Court of Chancery or such other court shall deem proper. Indemnification is otherwise prohibited in connection with a proceeding brought on our behalf in which a director is adjudged liable to us, or in connection with any proceeding charging improper personal benefit to the director in which the director is adjudged liable for receipt of an improper personal benefit.

Nevada law authorizes us to reimburse or pay reasonable expenses incurred by a director, officer, employee or agent in connection with a proceeding in advance of a final disposition of the matter. Such advances of expenses are permitted if the person furnishes to us a written agreement to repay such advances if it is determined that he or she is not entitled to be indemnified by us.

The statutory section cited above further specifies that any provisions for indemnification of or advances for expenses does not exclude other rights under our certificate of incorporation, by-laws, resolutions of our stockholders or disinterested directors, or otherwise. These indemnification provisions continue for a person who has ceased to be a director, officer, employee or agent of the corporation and inure to the benefit of the heirs, executors and administrators of such persons.

The statutory provision cited above also grants us the power to purchase and maintain insurance policies that protect any director, officer, employee or agent against any liability asserted against or incurred by him or her in such capacity arising out of his or her status as such. Such policies may provide for indemnification whether or not the corporation would otherwise have the power to provide for it.

At present, we do not maintain directors’ and officers’ liability insurance in order to limit the exposure to liability for indemnification of directors and officers, including liabilities under the Securities Act; however, we are in the process of obtaining such insurance.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the cash and non-cash compensation awarded to or earned by: (i) each individual who served as the principal executive officer and principal financial officer of the Company during the years ended December 31, 2020 and 2019; and (ii) each other individual that served as an executive officer of the Company at the conclusion of the years ended December 31, 2020 and 2019 and who received more than $100,000 in the form of salary and bonus during such year. For purposes of this report, these individuals are collectively the “named executive officers” of our Company.

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Name and Position	Years	Salary	Bonus	Stock Awards	Options Awards	Non-equity incentive plan compensation	Non-qualified deferred compensation earnings	All other compensation	Total
Scott Benson, Chairman	2020	$67,500							$67,500
and CEO	2019	$72,211							$72,211

Ted Hicks,	2020	$63,273							$63,273
President	2019	$86,272							$86,272

Geoffrey Lawrence,	2020
CFO	2019

Gordon Ellis,	2020	$120,000		$227,500					$347,500
COO	2019

Gordon Ellis joined Apex Solutions with a goal of standardizing manufacturing and delivery processes. Under the terms of his Employment Agreement dated January 15, 2020, Mr. Ellis received a restricted stock grant of 56,390 shares of our common stock on the anniversary date of his Employment Agreement.

Employment and Advisory Agreements

On June 30, 2021, we entered into a new three year employment agreement with Scott Benson, our Chairman and Chief Executive Officer. The employment agreement provides that Mr. Benson will receive a base salary during the first year of his employment agreement at an annual rate of $120,000 for services rendered in such positions. Under the terms of his employment agreement, his annual base salary may be increased as determined by our Board of Directors but may not be less than $120,000. In addition, Mr. Benson may be entitled to receive, at the discretion of our Board, a bonus based on the performance goals of our Company that shall be issuable in cash, shares of our common stock or a combination of each at the discretion of our Board of Directors.

The employment agreement also provides for termination by us upon his death or disability (defined as three aggregate months of incapacity during any 365-consecutive day period) or upon conviction of a felony crime of moral turpitude or a material breach of his obligations to us. In the event the employment agreement is terminated by us without cause, Mr. Benson will be entitled to compensation for the balance of the term of the Employment Agreement.

In the event of a change of control of our company, Mr. Benson may terminate his employment within two months after such event and will be entitled to continue to be paid pursuant to the terms of his employment agreement.

Mr. Benson also entered into a confidentiality and non-competition agreement in conjunction with his employment agreement which contains covenants restricting Mr. Benson from engaging in any activities competitive with our business during the term of the employment agreement and one year thereafter and prohibiting him from disclosure of confidential information regarding our Company at any time.

Under the terms of his Employment Agreement dated January 15, 2020, Mr. Ellis was employed as COO for 24 months, received an annual salary of $120,000, a restricted stock grant on the anniversary dates of the Employment Agreement of 56,390 shares of our common stock and is eligible for a bonus based upon an annual review of his performance.

On April 2, 2021 we entered into a Consulting Agreement with James Pekarsky to serve as a part-time CFO. Under the terms of the Consulting Agreement, we paid Mr. Pekarsky a signing bonus of 5,000 shares and an incentive award of shares after we have filed this Form S-1 for 75,000 shares of our common stock. Additionally, Mr. Pekarsky was granted 500,000 shares of common stock options on June 30, 2021 at an exercise price of $.30 per share from the Company’s 2021 Stock Option Plan, which will vest in equal amounts monthly over 36 months. The Consulting Agreement may be terminated by either the Company or Mr. Pekarsky without cause at any time.

Equity Compensation Plan Information

On June 7, 2021, our Board of Directors and stockholders adopted our 2021 Stock Incentive Plan (the “2021 Plan”). The purpose of the Plan is to provide an incentive to attract and retain directors, officers, consultants, advisors and employees whose services are considered valuable, to encourage a sense of proprietorship, and to stimulate an active interest of these persons in our development and financial success. Under the Plan, we are authorized to issue up to 3,500,000 shares of Common Stock, including incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended, non-qualified stock options, stock appreciation rights, performance shares, restricted stock and long-term incentive awards.

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Administration. The 2021 Plan is administered by the Board of Directors or the committee or committees as may be appointed by the Board of Directors from time to time (the “Administrator”). The Administrator determines the persons who are to receive awards, the types of awards to be granted, the number of shares subject to each such award and the terms and conditions of such awards. The Administrator also has the authority to interpret the provisions of the 2021 Plan and of any awards granted there under and to modify awards granted under the 2021 Plan. The Administrator may not, however, reduce the price of options or stock appreciation rights issued under the 2021 Plan without prior approval of the Company’s shareholders.

Eligibility. The 2021 Plan provides that awards may be granted to employees, officers, directors and consultants of the Company or of any parent, subsidiary or other affiliate of the Company as the Administrator may determine. A person may be granted more than one award under the 2021 Plan.

Shares that are subject to issuance upon exercise of an option under the 2021 Plan but cease to be subject to such option for any reason (other than exercise of such option), and shares that are subject to an award granted under the 2021 Plan but are forfeited or repurchased by the Company at the original issue price, or that are subject to an award that terminates without shares being issued, will again be available for grant and issuance under the 2021 Plan.

Terms of Options and Stock Appreciation Rights. The Administrator determines many of the terms and conditions of each option and SAR granted under the 2021 Plan, including whether the option is to be an incentive stock option or a non-qualified stock option, whether the SAR is a related SAR or a freestanding SAR, the number of shares subject to each option or SAR, and the exercise price of the option and the periods during which the option or SAR may be exercised. Each option and SAR is evidenced by a grant agreement in such form as the Administrator approves and is subject to the following conditions (as described in further detail in the 2021 Plan):

(a) Vesting and Exercisability: Options, restricted shares and SARs become vested and exercisable, as applicable, within such periods, or upon such events, as determined by the Administrator in its discretion and as set forth in the related grant agreement. The term of each option is also set by the Administrator. However, a related SAR will be exercisable at the time or times, and only to the extent, that the option is exercisable and will not be transferable except to the extent that the option is transferable. A freestanding SAR will be exercisable as determined by the Administrator but in no event after 10 years from the date of grant.

(b) Exercise Price: Each grant agreement states the related option exercise price, which, in the case of SARs, may not be less than 100% of the fair market value of the Company’s shares of common stock on the date of the grant. The exercise price of an incentive stock option granted to a 10% stockholder may not be less than 110% of the fair market value of shares of the Company’s common stock on the date of grant.

(c) Method of Exercise: The option exercise price is typically payable in cash, common stock or a combination of cash of common stock, as determined by the Administrator, but may also be payable, at the discretion of the Administrator, in a number of other forms of consideration.

(d) Recapitalization; Change of Control: The number of shares subject to any award, and the number of shares issuable under the 2021 Plan, are subject to proportionate adjustment in the event of a stock dividend, spin-off, split-up, recapitalization, merger, consolidation, business combination or exchange of shares and the like. Except as otherwise provided in any written agreement between the participant and the Company in effect when a change in control occurs, in the event an acquiring company does not assume plan awards (i) all outstanding options and SARs shall become fully vested and exercisable; (ii) for performance-based awards, all performance goals or performance criteria shall be deemed achieved at target levels and all other terms and conditions met, with award payout prorated for the portion of the performance period completed as of the change in control and payment to occur within 45 days of the change in control; (iii) all restrictions and conditional applicable to any restricted stock award shall lapse; (iv) all restrictions and conditions applicable to any restricted stock units shall lapse and payment shall be made within 45 days of the change in control; and (v) all other awards shall be delivered or paid within 45 days of the change in control.

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(e) Other Provisions: The option grant and exercise agreements authorized under the 2021 Plan, which may be different for each option, may contain such other provisions as the Administrator deems advisable, including without limitation, (i) restrictions upon the exercise of the option and (ii) a right of repurchase in favor of the Company to repurchase unvested shares held by an optionee upon termination of the optionee’s employment at the original purchase price.

Amendment and Termination of the 2021 Plan. The Administrator, to the extent permitted by law, and with respect to any shares at the time not subject to awards, may suspend or discontinue the 2021 Plan or amend the 2021 Plan in any respect; provided that the Administrator may not, without approval of the stockholders, amend the 2021 Plan in a manner that requires stockholder approval.

PRINCIPAL SECURITYHOLDERS

The following table sets forth certain information as of October 1, 2021, the beneficial ownership of our common stock by the following persons:

●	each person or entity who, to our knowledge, owns more than 5% of our common stock;

●	our executive officers named in the Summary Compensation Table above;

●	each director; and

●	all of our executive officers and directors as a group.

Unless otherwise indicated in the footnotes to the following table, each person named in the table has sole voting and investment power and that person’s address is c/o Agro Capital Management Corp., 2620 Regatta Drive, Suite 102, Las Vegas, Nevada 89128, and our telephone number is (702) 560-2430. Shares of common stock subject to options, warrants, or other rights currently exercisable or exercisable within 60 days of the date of this prospectus, are deemed to be beneficially owned and outstanding for computing the share ownership and percentage of the stockholder holding the options, warrants or other rights, but are not deemed outstanding for computing the percentage of any other stockholder.

Class of Securities	Name and Address	# of Common Shares	% of Class

Common	Scott Benson (1)	10,455,463	20.1%

Common	Ted Hicks(1)	10,130,173	19.5%

Common	Geoffrey Lawrence(1)	0	* %

Common	Gordon Ellis(1)	758,333	1.5%

Common	James Pekarsky(1)	60,556	*

Common	Merida Capital(2)	7,200,00	13.8%

Common	All Officers and Directors as a Group (five persons)	21,404,525	41.1%

(1)	Officer and/or director of our Company.

*

less than 1% of the issued and outstanding shares of common stock.

(2) Merida Capital owns 3,800,000 shares and has warrants for another 3,400,000 shares that can be exercised within 60 days following the effective date of this Registration Statement. The percentage ownership calculation is based on the common shares outstanding prior to the exercise of any of the outstanding warrants.

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We have agreed to keep such registration effective until all shares of common stock can be sold without registration pursuant to Rule 144 under the Securities Act.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

During the past three years, there have been no transactions, whether directly or indirectly, between the Company and any of its officers, directors or their family members.

DESCRIPTION OF SECURITIES

Authorized Capital Stock

Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.001 per share, and 1,000,000 shares of “blank check” Preferred Stock, par value $0.001 per share. As of October 1, 2021, there were 50,053,821 shares of common stock issued and outstanding and 2,000 shares of Series A Preferred Stock issued and outstanding.

Issued and Outstanding Capital Stock

After giving effect to the Apex Merger, including conversion of the Company’s options and warrants outstanding prior to the Apex Merger, the issued and outstanding securities of the Company on the date of this prospectus are as follows:

●	50,053,821 shares of common stock;

●	2,000 shares of preferred stock;

●	705,000 options to purchase shares of common stock; and

●	Warrants to purchase 10,000,000 shares of common stock for .60 per share.

Description of Common Stock

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of common stock that are present in person or represented by proxy. Except as otherwise provided by law, amendments to the articles of incorporation generally must be approved by a majority of the votes entitled to be cast by all outstanding shares of common stock. Our Articles of Incorporation do not provide for cumulative voting in the election of directors. The common stockholders will be entitled to such cash dividends as may be declared from time to time by the Board from funds available. Upon liquidation, dissolution or winding up of the Company, the common stockholders will be entitled to receive pro rata all assets available for distribution to such holders.

Description of Preferred Stock

We are authorized to issue up to 1,000,000 shares of preferred stock, par value $0.001 per share. There are 2,000 shares of Series A Preferred Stock are issued or outstanding.

All shares of the designated and the undesignated preferred stock are issuable on such other terms and conditions as the Board may determine at or prior to issuance, without further action of the stockholders. Such preferred shares may or may not be issued in series, convertible into shares of common stock, redeemable by the Company and entitled to cumulative dividends. Other terms and conditions may be imposed at the time of issuance. Should some or all of the outstanding or future issues of any convertible preferred stock be exchanged for shares of common stock, the resulting increase in the number of issued and outstanding common stock may or may not have a depressive effect on the market value of our common stock.

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Unless specifically issued without such rights, the holders of preferred stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders. Future issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede an acquisition or other business combination by including class voting rights that would enable the holder to block such a transaction or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of our common stock.

Although our Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of our shareholders, our Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the shareholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules. We have no present plans to issue any preferred stock.

The Board has designated 2,000 shares of Series A Preferred Stock. The holders of the Series A Preferred Stock are entitled to 100,000 votes per share on all matters submitted to a vote of the stockholders, including the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of common stock that are present in person or represented by proxy. The Series A Preferred shares have no conversion to common rights and no liquidation preference.

Except as otherwise provided by law, amendments to the articles of incorporation generally must be approved by a majority of the votes entitled to be cast by all outstanding shares of common stock. Our Articles of Incorporation do not provide for cumulative voting in the election of directors. The common stockholders will be entitled to such cash dividends as may be declared from time to time by the Board from funds available. Upon liquidation, dissolution or winding up of the Company, the common stockholders will be entitled to receive pro rata all assets available for distribution to such holders.

Description of Warrants

In connection with our $3,000,000 equity financing that we completed in August 2021 we issued warrants to 18 investors for a total of 10,000,000 shares of our common stock at $0.30 per share and warrants to purchase 10,000,000 shares of our common stock at an exercise price of $0.60 per warrant share for an exercise period of two years.

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Transfer Agent

Our transfer agent is Securities Transfer Corporation, 2901 N. Dallas Parkway, Suite 380, Plano, Texas 75093.

Blank Check Preferred Stock

The ability to authorize “blank check” preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our Company.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

Sections 78:7502 and 78:751 of the Nevada Revised Statutes provide, under certain circumstances, for the indemnification of our officers, directors, employees and agents against liabilities that they may incur in such capacities. Below is a summary of the circumstances in which such indemnification is provided.

In general, the statute provides that any director, officer, employee or agent of a corporation may be indemnified against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in a proceeding (including any civil, criminal, administrative or investigative proceeding) to which the individual was a party by reason of such status. Such indemnity may be provided if the indemnified person’s actions resulting in the liabilities: (i) were taken in good faith; (ii) were reasonably believed to have been in or not opposed to our best interests; and (iii) with respect to any criminal action, such person had no reasonable cause to believe the actions were unlawful. Unless ordered by a court, indemnification generally may be awarded only after a determination of independent members of the Board of Directors or a committee thereof, by independent legal counsel or by vote of the stockholders that the applicable standard of conduct was met by the individual to be indemnified. Indemnification is mandatory to the extent that any director, officer, employee or agent of a corporation is successful on the merits or otherwise in defense of the above proceedings.

Our bylaws include an indemnification provision under which we have the power to indemnify our directors, officers, former directors and officers, employees and other agents (including heirs and personal representatives) against all costs, charges and expenses actually and reasonably incurred, including an amount paid to settle an action or satisfy a judgment to which a director or officer is made a party by reason of being or having been a director or officer of the Company. Our bylaws further provide for the advancement of all expenses incurred in connection with a proceeding upon receipt of an undertaking by or on behalf of such person to repay such amounts if it is determined that the party is not entitled to be indemnified under our bylaws. No advance will be made by the Company to a party if it is determined that the party acting in bad faith. These indemnification rights are contractual, and as such will continue as to a person who has ceased to be a director, officer, employee or other agent, and will inure to the benefit of the heirs, executors and administrators of such a person.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

SHARES ELIGIBLE FOR FUTURE SALE

We have a limited public market for our common stock and a limited number of shares in the public float. Sales of substantial amounts of our common stock in the public market resulting from this offering could adversely affect the prevailing market price and our ability to raise capital in the future.

As of the date of this prospectus, we have 50,053,821 shares of common stock issued and outstanding. Upon the completion of this offering, we will have outstanding an aggregate of up to an additional 50,053,821 shares and assuming that none of our other outstanding warrants or are exercised. Of these outstanding shares, all 20,104,523 shares sold by us in the Offering will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. Of the 50,053,821 shares of our common stock outstanding prior to the completion of this offering and held by existing stockholders, approximately 125,277 shares are currently free trading and the remaining are “restricted securities” as that term is defined in Rule 144 under the Securities Act all but approximately 10,000,000 of which have been held for more than six months. Restricted shares may be sold in the public market only if registered or if they qualify for exemption under Rule 144 or 701 promulgated under the Securities Act, which rules are summarized below, or another exemption.

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Rule 144

In general, under Rule 144, as currently in effect, a person who owns shares that were acquired from us or one of our affiliates at least six months prior to the proposed sale is entitled to sell, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

●	One percent of the number of shares of common stock then outstanding, which will equal approximately 516,279 shares immediately after this offering; or

●	The average weekly trading volume of the common stock on a national securities exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

●	In addition to these volume limitations, sales of unregistered shares of our common stock in reliance on Rule 144 may only be made by affiliates if such sales:

●	are preceded by a notice filing on Form 144;

●	are limited to broker’s transactions, as such term is defined under Section 4(a)(4) of the Securities Act; and

●	only occur at a time when current public information about us is available, which generally would require that we are not delinquent with any of our reports required pursuant to Sections 13 or 15(d) of the Exchange Act. Rule 144 also provides that our affiliates who sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, with the exception of the holding period requirement.

Under Rule 144, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144. If the non-affiliate has held the shares for at least one year, then the shares may be sold without regard to the public information provisions of Rule 144. Therefore, unless otherwise restricted, shares held by non-affiliates may be sold immediately upon the expiration of the lock-up agreements.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who acquire shares from us in connection with a compensatory stock or option plan or other written agreement will be eligible to resell such shares 90 days after the effective date of this offering in reliance of Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Penny Stock Rules

Broker-dealer practices in connection with transactions in penny stocks are regulated by certain penny stock rules adopted by the SEC. Penny stocks generally are equity securities with a price of less than US $5.00. Penny stock rules require a broker- dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Our shares may in the future be subject to such penny stock rules in which care our stockholders would, in all likelihood, as a result of the penny stock rules, find it difficult to sell their securities.

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PLAN OF DISTRIBUTION

.

This is a self-underwritten (“best-efforts”) offering. This prospectus is part of a registration statement that permits our officers and directors to sell the shares being offered by the Company directly to the public, with no commission or other remuneration payable to them for any shares they may sell. Presently, we expect that our officers and directors will personally contact existing shareholders, friends, family members and business acquaintances and inform them about the offering. In addition, we may market the offering to institutional investors through our officers and directors. We may also offer our shares of common stock through brokers, dealers or agents, although we have no current plans or arrangements to do so. The Company has been contacted by multiple financial institutions, as well as fielded interest from existing shareholders that give the Company assurance as to the marketability of its shares to these identified parties. This offering will terminate on the date which is 270 days from the effective date of this prospectus, although we may close this offering on any date prior if the offering is fully subscribed or upon the vote of our board of directors.

In offering the securities on our behalf, our officers and directors will rely on the safe harbor from broker dealer registration set forth in Rule 3a4-1 under the Exchange Act. The officers and directors will not register as broker-dealers pursuant to Section 15 of the Exchange Act, in reliance upon Rule 3a4-1, which sets forth those conditions under which a person associated with an issuer may participate in the offering of the Issuer’s securities and not be deemed to be a broker-dealer. In that regard, we confirm that:

a.	None of our officers or directors are subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act;

b.	None of our officers or directors will be compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in the common stock;

c.	None of our officers or directors is or will be, at the time of his participation in the offering, an associated person of a broker-dealer; and

d.	Our officers and directors meet the conditions of paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that each (A) primarily perform substantial duties for or on our behalf, other than in connection with transactions in securities, and (B) is not a broker or dealer, or has been an associated person of a broker or dealer, within the preceding 12 months, and (C) has not participated in selling and offering securities for any issuer more than once every 12 months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii) of Rule 3a4-1.

None of our officers or directors, control persons or affiliates intend to purchase any shares in this offering.

LEGAL MATTERS

Culhane Meadows PLLC, 1101 Pennsylvania Avenue, N.W., Suite 300, Washington, D.C. 20004, will pass upon the validity of the shares of our common stock to be sold in this offering.

EXPERTS

The financial statements of the Company as of and for the years ended December 31, 2020 and 2019, included in this prospectus have been audited by BF Borgers CPA PC., an independent registered public accounting firm as set forth in their report, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

62

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. We also maintain a website at www. agrocapitalmanagementcorp.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

63

AGRO CAPITAL MANAGEMENT CORP.

F-1

AGRO CAPITAL MANAGEMENT CORP.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	September 30,	December 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$1,564	$25
Accounts receivable, net	473	281
Inventories	2,151	95
Prepaid expenses and other current assets	161	106
Total current assets	4,349	507
Property and equipment, net	739	806
Other non-current assets	3	-
Total assets	$5,091	$1,313
LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$2,013	$1,596
Accrued liabilities and other current liabilities	3,292	2,332
Total current liabilities	5,305	3,928
Non - current liabilities:
Loans payable	143	$29
Loans from Officers	151	$364
Related party payables	2	281
Total non - current liabilities	296	674

Total liabilities	5,601	4,602
Stockholders’ equity (deficit):
Common stock, $0.001 par value; 200,000,000 shares authorized; shares and 10,796,485 shares issued and outstanding as of September 30, 2021 ACMB Common Stock, $0.001 par value; 75,000,000 shares authorized, 2,796,485 shares issued and outstanding as of December 31, 2020	11	3
Preferred stock, $0.001 par value, 2000 shares authorized; 2,000 shares issued and outstanding as of December 31, 2020	0	0
Additional paid in capital	7,443	9,465
Accumulated deficit	(7,964)	(12,757)
Total stockholders’ equity (deficit)	(510)	(3,289)
Total liabilities, convertible redeemable preferred stock and stockholders’ equity (deficit)	$5,091	$1,313

F-2

AGRO CAPITAL MANAGEMENT CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except share and per share data)

	Period ended September 30,
	2021	2020
Revenues, net	$5,284	$4,418
Cost of goods sold	1,829	1,912
Gross profit	3,455	2,506
Operating expenses:
Sales and marketing	32	42
General and administrative	3,809	2,484
Total operating expenses	3,841	2,526
Income/(loss) from operations	(386)	(20)
Other income (expense), net	167	(3,117)
Interest expense	(4)	(14)
Loss before income taxes	(223)	(3,151)
Net and comprehensive loss	(223)	(3,151)

Net loss available to common stockholders	$(222)	$(3,151)
Basic and diluted net loss available to common stockholders per share	$(.004)	$(0.89)
Shares used in computing basic and diluted net loss per share	51,068,249	2,934,205

The accompanying notes are an integral part of these consolidated financial statements.

F-3

AGRO CAPITAL MANAGEMENT CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(in thousands, except share data)

	Common Stock		Preferred Stock		Additional Paid -in	Retained Earnings	Total Equity
	Shares	Amount	Shares	Amount	Capital	(Deficit)	(Deficit)
Balance on January 1, 2019, Apex Holdings	91,720	$0.092	—	—	$2,293	$(1,046)	$1,247
Balance on January 1, 2019, ACMB	796,485	0.796	—	—	4,992	(4,995)	(3)
Issuance of common stock for capital proceeds, Apex Holdings	46,000	0.046	—	—	1,150	—	1,150
Net and comprehensive income (loss)	—	—			—	$(4,094)	$(4,094)
Balance on December 31, 2019	934,205	$0.934	—	—	8,435	$(10,135)	$(1,700)
Additional issuance for the year, ACMB	2,000,000	2	2,000	0.002	18		20
Sale of Apex Brands					1,012		1,012
Net and comprehensive income (loss)		—			—	$(2,622)	$(2,622)
Balance on December 31, 2020	2,934,205	$3	2,000	.0002	$9,465	$(12,757)	$(3,289)
Cancellation of 2,000,000 ACMB shares as part of the transaction	(2,000,000)	(2)			(5,012)		(5,014)
Cancellation of ACMB retained earnings as part of the merger transaction						5,014	5,014
Cancellation of Apex Shares	(137,720)	(0.14)					(.14)
Additional issuance during the year	10,000,000	10			2,990		3,000
Net income as of 9.30.2021		—			—	(222)	(222)
Balance on September 30, 2021	10,796,485	10.80	2000	.0002	7,443	(7,965)	(511)

The accompanying notes are an integral part of these consolidated financial statements

F-4

AGRO CAPITAL MANAGEMENT CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Period ended September 30,
	2021	2020
Cash flows from operating activities:
Net loss	$(222)	$(3,150)
Adjustments to reconcile net loss to net cash used in operating activities:
Theft Loss	—	3,836
Depreciation and amortization	116	111
Gain on sale	—	—
Bad debts expense	1	—
Interest expense	4	14
Changes in assets and liabilities:
Accounts receivable	(192)	34
Due from officers	—	1
Inventories	(2,055)	(640)
Prepaid expenses and other assets	(56)	(15)
Accounts payable	418	154
Payroll liabilities	312	332
Accrued expenses	1	(3)
Excise tax payable	594	553
Cultivation tax payable	—	20
Accrued interest and penalties payable	—	(185)
Other current liabilities	—	(1,000)
Cash used in operating activities	(1,025)	62
Interest paid	(3)	14
Net cash used in operating activities	(1,028)	76
Cash flows from investing activities:
Proceeds from disposal of property and equipment	—	5
Payment of loan to acquire a service vehicle	(8)	(30)
Acquisitions of property and equipment	(17)	—
Net cash used in investing activities	(25)	(25)
Cash flows from financing activities:
Loans from officers	(211)	(119)
Proceeds from availed interest-bearing loans	—	—
Loans from related parties	(319)	253
Receivable factoring	122	—
Proceeds from share issuance	3,000	—
Net cash provided by financing activities	2,592	60
Net increase (decrease) in cash and cash equivalents	1,539	111
Cash and cash equivalents at beginning of year	25	51
Cash and cash equivalents at end of year	$1,564	$162
Supplemental disclosures:
Income taxes paid	$—	$—

F-5

AGRO CAPITAL MANAGEMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. FORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FORM S-1 DISCLOSURE

On February 25, 2021, the Company effectively acquired Apex Holdings, Inc. in a Reverse Merger business combination transaction and of which the Company was a shell company prior to such acquisition is now entering into a business combination, other than a business combination with a shell company, as those terms are defined in Rule 12b-2 under the Exchange Act, according to Item 2.01(f) of Form 8-K, the registrant is required to disclose the information that would be required if the registrant were filing a general form for registration of securities under the Exchange Act on Form S-1.

We hereby provide below information that would be included in this Form S-1 registration statement.

Description of Business

Agro Capital Management Corp. is incorporated under the laws of the state of Nevada and originally incorporated on November 12, 2013 in Nevada under the name GUATE TOURISM INC. We have only one wholly owned subsidiary, Apex Holdings, Inc. a Nevada corporation.

The parent Company Agro Capital Management is a diversified holding company providing extraction, management, and consulting services. We are a trusted partner to the cultivation, manufacturing, and retail side of the business. As a holding company, our subsidiaries are able to leverage the strengths of each other, as well as a larger balance sheet, to succeed.

Our markets are experiencing booming demand. We believe investors can benefit by becoming involved either directly in the market or as a supplier to companies serving the market. Agro Capital intends to focus on both in its investment and acquisition strategy. Worldwide revenue streams are projected to grow to $75B by 2027 with US markets making up the bulk of the projected revenue stream.

Agro Capital Management has built a world class operational management team designed to maximize the opportunities. Operators in the space face numerous challenges related to compliance, logistics, security, and legal. The ACMB management team identifies operations that can benefit from the access to capital available in the public markets leverage with the operation expertise of our internal resources. Management will continue to identify operations that can bring cost savings and expansion opportunities to existing portfolio companies.

The ACMB team includes members trained in the Deming management method of continuous improvement of the manufacturing process to drive efficiencies and reduce cost. This is balanced with team members degreed in neuroscience and chemical engineering to maximize process flows that result in the highest-grade product available in the market. Our team has M&A experience that includes financial experience bringing operators public. Apex’s proprietary manufacturing processes have earned the company a defensible market position, reputation for high-quality and award-winning product, and a growing sales pipeline. Apex has established sustainable and diversified revenue by servicing several brands while simultaneously building the Apex brand and family of products. The company is one of “California’s most highly-awarded” brands within its targeted product categories. Expansion alternatives are under consideration in other licensed states using a combination of franchise, white label manufacturing, and opportunistic acquisitions.

F-6

Agro Capital is our business development arm which is focused on identifying and acquiring revenue producing assets and licenses both nationally and internationally. The team is actively reviewing opportunities for expansion in Nevada, Washington, Oklahoma, Georgia, and New York.

Share Exchange

In December 2020, Apex Holdings, Inc. purchased 2,000,000 of the 2,796,485 $.001 par value outstanding common shares of Agro Capital Management for One Hundred Ten Thousand U.S. Dollars ($110,000). The 2,000,000 shares of common stock provided a majority control of Apex Holdings over Agro Capital.

On December 2, 2020, Agro Capital did a 1-for-25 reverse stock split on its common shares which was accounted for retrospectively.

On February 25, 2021, Agro Capital, Apex Holdings, Inc. and stockholders of Apex Holdings, Inc., who collectively owned 100% of Apex Holdings, Inc., entered into and consummated transactions pursuant to a share exchange agreement, such transaction referred to as the Share Exchange, whereby the Company issued to the stockholders an aggregate of 34,43,300 shares of its common stock, in exchange for 100% of the shares of Apex Holdings, Inc. The 2,000,000 shares of ACMB common stock were retired by the company.

Furthermore, the Board designated 2,000 shares of Series A Preferred stock with super voting rights that were issued equally to Scott Benson and Ted Hicks. The holders of the Series A Preferred Stock are entitled to 100,000 votes per share on all matters submitted to a vote of the stockholders, including the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of common stock that are present in person or represented by proxy. The Series A Preferred shares have no conversion to common rights and no liquidation preference.

Prior to the merger, consulting shares were issued to C&S Advisors, EROP, and Clearview Consulting to assist in the merger transaction.

The shares of the Company’s common stock received by the stockholders of Apex Holdings, Inc. in the Share Exchange constituted approximately 97.7% of Agro Capital’s then issued and outstanding common stock, after giving effect to the issuance of shares pursuant to the share exchange agreement. As a result of the Share Exchange, Apex Holdings, Inc. became the Company’s wholly owned subsidiary.

The share exchange transaction resulting into a reverse acquisition was accounted for as a business combination under a common control.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The accompanying financial statements include the accounts of Apex Solutions, Inc. and its wholly owned subsidiary. All intercompany transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses recognized during the reported period. Actual results could differ from those estimates.

F-7

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation. Deferred rent and deferred revenue have been included in accrued liabilities and other current liabilities. The amounts for the prior periods have been reclassified to be consistent with the current year presentation and have no impact on previously reported total assets, total stockholders’ deficit or net loss.

Fair Value Measurements

The Company recognizes and discloses the fair value of its assets and liabilities using a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). Each level of input has different levels of subjectivity and difficulty involved in determining fair value.

● Level 1—Inputs used to measure fair value are unadjusted quoted prices that are available in active markets for the identical assets or liabilities as of the reporting date.

● Level 2—Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

● Level 3— Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounts Receivable, Net

Accounts receivable is recorded net of cash discounts for prompt payment and return allowances.

This account is composed of the following:

	September
	2021	2020
Current:
Accounts Receivable	$588,733	$204,854
Allowance for Bad Debts	115,985	68,043
Due from Officers	549	1,382

Accounts Receivable, net	$473,297	$138,193

F-8

Inventories

At the end of the reporting period, cannabis inventories are valued at the lower of cost and net realizable value. Cost includes the raw materials used, the direct labor incurred, and the standard cost for variable and fixed overhead such as the cost of utilities for the equipment, usage of electric power, gas, powders, water, packaging material, maintenance for the facilities and equipment, depreciation expenses related to the manufacturing equipment and facilities owned, roll-outs of any new product lines, testing, and transportation of products.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Cannabis inventories for sale are written down to their net realizable values when such accounts are less than their carrying values.

The Company regularly reviews inventory quantities in consideration of actual loss experiences, projected future demand and remaining shelf life to record a provision for excess and obsolete inventory when appropriate.

Fair Value of Financial Instruments

Carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, prepaid and other current assets, accounts payable, accrued expenses and other liabilities and related party payables approximate fair value due to their short maturities.

Property and Equipment

Property, plant, and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are recognized using the straight-line method. Repairs and maintenance costs are expensed as incurred. Estimated useful lives in years are as follows:

Description	Estimated Useful Life
Furniture	5 - 7
Laboratory equipment	3 - 5
Computer and equipment	3 - 5
Software	5

F-9

Revenue Recognition

The Company recognizes revenue from the sales of consumer-packaged goods upon delivery of those goods to its customers in fulfillment of customer orders on a First-in First–out FOB destination basis. Occasionally, the Company also wholesales it products in bulk quantities to other licensed manufacturers or performs manufacturing as a service on behalf of other licensed manufacturers in some cases taking ownership of the inventory and in other cases without taking ownership of the underlying inventory.

Revenue is now recognized in accordance with FASB ASC Topic 606, Revenue Recognition. The guidance for comprehensive revenue recognition that requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. We determined to implement the cumulative effect adjustment approach to our implementation of FASB ASC Topic 606, with no restatement of the comparative periods presented. We intend to apply this method to any incomplete contracts we determine are subject to FASB ASC Topic 606 prospectively. As is more fully discussed below, we are of the opinion that none of our contracts for services or products contain significant financing components that require revenue adjustment under FASB ASC Topic 606.

In accordance with FASB ASC Topic 606, Revenue Recognition, we will recognize revenue when persuasive evidence of a significant financing component exists in our consulting and product sales contracts. We examine and evaluate when our customers become liable to pay for goods and services; how much consideration is paid as compared to the cash selling price of the goods or services; and, the length of time between our performance and the receipt of payment.

Cost of Goods Sold

Costs of goods sold includes direct costs related to the sale of the Company’s cannabis products, write-downs of excess and obsolete inventories and amortization of intangible assets.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred and are included in cost of goods sold.

Research and Development Expenses

Research and development expenses are expensed as incurred and consist primarily of personnel costs, including salaries, benefits, and stock - based compensation, consulting, materials, supplies, and facilities and other overhead allocations.

Marketing Expenses

The Company expenses the costs of marketing, including promotional expenses, as incurred. Marketing expenses were $31,586 for period ended September 30, 2021, and $42,846 for the year ended September 30, 2020.

Income Taxes

The Company accounts for income taxes using the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets when management estimates, based on available objective evidence, that it is more likely than not that the benefit will not be realized for the deferred tax assets.

F-10

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. No interest expense was recognized during the periods presented.

Stock-Based Compensation

The Company will recognize stock-based compensation in the future for equity awards on a straight-line basis over their vesting periods based on the grant date fair value. The Company estimates the fair value of stock options granted using the Black-Scholes pricing model. This model also requires subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. Equity instruments issued to nonemployees are recorded at their fair value on the measurement date and are subject to periodic adjustment as the underlying equity instruments vest.

Comprehensive Loss

Comprehensive loss is the change in equity of an enterprise, except those resulting from stockholder transactions. Accordingly, comprehensive loss includes certain changes in equity that are excluded from net loss. For the period ended September 30, 2021 and period ended September 30, 2020, the Company’s comprehensive loss is equal to net loss. There were no components of other comprehensive loss for any of the periods presented.

Net Loss Per Share

Basic net loss per share attributable to common stockholders is calculated based on the weighted-average number of shares of the Company’s common stock outstanding during the period. Diluted net loss per share attributable to common stockholders is calculated based on the weighted-average number of shares of the Company’s common stock outstanding and other dilutive securities outstanding during the period. The potential dilutive shares of common stock resulting from the assumed exercise of outstanding stock options, warrants and the assumed conversion of preferred stock are determined under the treasury stock method.

Recent Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new pronouncements that have been issued that might have a material impact on its financial position or results of operations except as noted below:

In January 2017, the FASB issued ASU 2017-01, Clarifying the Definition of a Business (Topic 805), which changes the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. The guidance requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities is not a business. The guidance also requires a business to include at least one substantive process and narrows the definition of outputs by more closely aligning it with how outputs are described in ASC 606. The ASU is effective for annual reporting periods beginning after December 15, 2017, and for interim periods within those years. Adoption of this ASU did not have a significant impact on the Company’s consolidated results of operations, cash flows and financial position.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740), which enhances and simplifies various aspects of the income tax accounting guidance, including requirements such as tax basis step-up in goodwill obtained in a transaction that is not a business combination, ownership changes in investments, and interim-period accounting for enacted changes in tax law. The amendment became effective for public companies with fiscal years beginning after December 15, 2020. The Company is evaluating the impact of this amendment on its consolidated financial statements.

In February 2020, the FASB issued ASU 2020-02, Financial Instruments-Credit Losses (Topic 326) and Leases (Topic 842) - Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (Topic 842), which amends the effective date of the original pronouncement for smaller reporting companies. ASU 2016-13 and its amendments will be effective for the Company for interim and annual periods in fiscal years beginning after December 15, 2022. The Company believes the adoption will modify the way the Company analyzes financial instruments, but it does not anticipate a material impact on results of operations. The Company is in the process of determining the effects adoption will have on its consolidated financial statements.

F-11

GOING CONCERN

The Company has a limited operating history and its prospects are subject to risks, expenses and uncertainties frequently encountered by companies in the industry. The Company’s ability to generate income in the short-run will depend greatly on the rate of adoption and ability to establish a sustainable market for cannabis products. The Company continues its research and development efforts for its products, which will require significant funding. If revenues fall short of expectations or research and development efforts require higher than anticipated capital, then there may be a negative impact on the financial viability of the Company.

The Company has incurred recurring losses and negative cash flows from operations prior to 2021 and has funded its operating losses through the sale of common stock in public and private offerings and the issuance of common stock. Since inception, the Company raised net proceeds of $4,438,928 million in private offerings of its common stock. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern.

The Company plans to increase working capital by managing its cash flows and expenses, securing financing and increasing revenue. The Company continues to pursue additional channel distribution expansion for its cannabis products to provide even broader access to consumers. Risks include, but are not limited to, the uncertainty of availability of additional financing and the uncertainty of achieving future profitability. Management of the Company intends to raise additional funds through the issuance of equity securities. Failure to generate sufficient cash flows from operations, raise additional capital or reduce certain discretionary spending could have a material adverse effect on the Company’s ability to achieve its intended business objectives. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not contain any adjustments that might result from the resolution of any of the above uncertainties.

As shown in the accompanying consolidated financial statements, the Company incurred a net loss of $221,595 for the period ended September 30, 2021 and a net loss of $3,150,284 for the period ended September 30, 2020. As of September 30, 2021, the Company had a negative working capital of approximately $1 million. While management of the Company believes that it has a plan to fund ongoing operations, there is no assurance that its plan will be successfully implemented.

3. BALANCE SHEET DETAILS

	September,
	2021	2020
	(in thousands)
Inventories:
Finished goods	$2,150,878	$858,722

	September,
	2021	2020
	(in thousands)
Property and equipment, net:
Leasehold improvements	$477	$450
Machinery and equipment	425	413
Containers	111	109
Vehicles	126	90
Computers	53	49
	1,192	1,111
Less: accumulated depreciation	(453)	(189)
	$739	$9,22

Depreciation expense for the periods ended September 30, 2021, and September 30, 2020 were $115,910, and $141,421, and $111,087 respectively.

F-12

	September 30,
	2021	2020
	(in thousands)
Accrued liabilities:
Payroll	$85	$135
Payroll Tax Liabilities	1,018	491
Other	8	8
	$1,111	$634

4. RELATED PARTY PAYABLES

Since inception, the founding executives of the Company have made advances to cover short-term operating expenses. Additionally, since the beginning of 2019 a portion of their compensation has been deferred and is included in this balance. These advances and deferred compensation are non-interest bearing and have periodically been repaid to these executives. Related party payables as of September 30,2021 was $153,010.

5. COMMITMENTS AND CONTINGENCIES

Commitments

The following table summarizes the Company’s commitments as of December 31, 2020 (in thousands):

	Total	2021	2022	2023

Facility lease	$846,000	$282,000	$282,000	$282,000
Equipment lease	$618,300	$277,944	$277,944	$62,412
Total	$1,464,300	$559,944	$559,944	$344,412

On January 8, 2021, the Company signed a lease for 5,848 square feet of office and laboratory space on a 12,750 square feet lot in Oakland, California. The lease expires on December 31, 2023. Rent expense for the 3rd quarter period ended September 30, 2021 and September 30, 2020 was $511,499, and $345,214, respectively.

Legal Proceedings

The Company is not currently a party to any legal proceedings. The Company is not aware of any pending legal proceeding to which any of its officers, directors, or any beneficial holders of 5% or more of its voting securities are averse to the Company or have a material interest adverse to the Company.

Indemnification

The Company enters into standard indemnification arrangements in the ordinary course of business. Pursuant to these arrangements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, in connection with any trade secret, copyright, patent or other intellectual property infringement claim by any third-party with respect to the Company’s technology. The term of these indemnification agreements is generally perpetual. The maximum potential amount of future payments the Company could be required to make under these agreements is not determinable because it involves claims that may be made against the Company in the future, but have not yet been made.

The Company has entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of the individual. The Company has not incurred costs to defend lawsuits or settle claims related to these indemnification agreements. No liability associated with such indemnifications has been recorded to date.

F-13

6. STOCKHOLDERS’ EQUITY

Common Stock

As described in Note 1, on December 2, 2020, the Board and a majority of our shareholders, approved a 1-for-25 reverse stock split of the issued and outstanding shares of common stock of the Company, reducing the issued and outstanding shares of Common Stock from 69,912,152 to 2,796,486 post reverse split shares.

In December 2020, Apex Holdings, Inc. purchased 2,000,000 of the 2,796,485 $.001 par value outstanding common shares of Agro Capital Management for One Hundred Ten Thousand U.S. Dollars ($110,000). The 2,000,000 shares of common stock provided a majority control of Apex Holdings over Agro Capital.

On February 25, 2021, Agro Capital, Apex Holdings, Inc. and stockholders of Apex Holdings, Inc., who collectively owned 100% of Apex Holdings, Inc., entered into and consummated transactions pursuant to a share exchange agreement, such transaction referred to as the Share Exchange, whereby the Company issued to the stockholders an aggregate of 34,43,300 shares of its common stock, in exchange for 100% of the shares of Apex Holdings, Inc. The 2,000,000 shares of ACMB common stock were retired by the company.

In the months of July and August 2021, the Company raised net proceeds of $3,000,000 from the sale of 10,000,000 shares of common stock at $0.30 per share and an additional $6,000,000 from the sale of 10 million share warrants at $0.60 per share, in a private equity offering.

Preferred Stock

The Board of Directors designated 2,000 shares of Series A Preferred stock with super voting rights that were issued equally to Scott Benson and Ted Hicks. The holders of the Series A Preferred Stock are entitled to 100,000 votes per share on all matters submitted to a vote of the stockholders, including the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of common stock that are present in person or represented by proxy. The Series A Preferred shares have no conversion to common rights and no liquidation preference.

Equity Incentive Plan

On July 7, 2021, the Company adopted the 2021 Equity Incentive Plan, or the 2021 Plan, which permits the Company to grant stock options to directors, officers or employees of the Company or others to purchase shares of common stock of the Company through awards of incentive and nonqualified stock options, restricted stock awards and stock appreciation rights.

The total number of shares reserved and available for grant and issuance pursuant to the 2021 Plan is 3,200,000. Shares issued under the 2021 Plan are drawn from authorized and unissued shares or shares now held or subsequently acquired by the Company.

7. STOCK-BASED COMPENSATION

The Company will utilize in the future estimates at the fair value of stock options granted using the Black-Scholes pricing model. This model also requires subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. For employee grants, the fair value is amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. As of December 31, 2020, there were no compensation costs related to unvested, but not yet recognized, stock-based awards. These costs, once incurred, will be amortized on a straight-line basis over a weighted average remaining period of 3.02 years and will be adjusted for subsequent changes in estimated forfeitures.

8. EMPLOYEE BENEFIT PLAN

The Company may sponsor a 401(k) defined contribution plan for its employees in the future. This plan provides for tax deferred salary deductions for all full-time employees. Employee contributions are voluntary. Employees may contribute up to 100% of their annual compensation to this plan, as limited by an annual maximum amount as determined by the Internal Revenue Service. The Company may match employee contributions in amounts to be determined at the Company’s sole discretion. The Company has made no contributions to the plan for the year ended December 31, 2020 and the year ended December 31, 2019.

9. INCOME TAXES AND FEDERAL LOANS

No federal income taxes were provided in the year ended December 31, 2020 and year ended December 31, 2019 due to the Company’s net losses. The provision of income taxes consists of state minimum income taxes.

10. SUBSEQUENT EVENTS

On June 30th, 2021, the Company acquired a 5,000 sq ft building in Oklahoma in exchange for 500,000 common shares. The intended use of the building is to serve as the distribution and manufacturing hub for Oklahoma operations. Inspections for licensing are underway with operations planned for distribution to begin in Q3 of 2021 and manufacturing in Q of 2021. All planned operational dates are subject to the permitting and licensing process of the state.

F-14

AGRO CAPITAL MANAGEMENT CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Agro Capital Management Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Agro Capital Management Corp. (the “Company”) as of December 31, 2020 and 2019, the related statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BF Borgers CPA PC

BF Borgers CPA PC

We have served as the Company’s auditor since 2021

Lakewood, CO

October 15, 2021

F-15

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31,
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	$25	$52
Accounts receivable, net	281	171
Inventories	95	219
Prepaid expenses and other current assets	106	46
Total current assets	507	488
Property and equipment, net	806	917
Total assets	$1,313	$1,405
LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$1,596	$588
Accrued liabilities and other current liabilities	2,332	$769
Total current liabilities	3,928	1,357

Non - current liabilities:
Loans payable	29	$1,428
Loans from Officers	364	$319
Related party payables	281	—
Total non - current liabilities	674	1,748

Total liabilities	4,602	3,105

Stockholders’ equity (deficit):
Common stock, $0.001 par value; 200,000,000 shares authorized; 137,720 shares issued and outstanding as of December 31, 2020 and 2019 ACMB Common Stock, $0.001 par value; 75,000,000 shares authorized, 2,796,485 and 796,485 shares issued and outstanding as of December 31, 2020 and 2019, respectively	3	1
Preferred stock, $0.001 par value, 2000 shares authorized; 2,000 shares issued and outstanding as of December 31, 2020	0	—
Additional paid in capital	9,465	8,434
Accumulated deficit	(12,757)	(10,135)
Total stockholders’ equity (deficit)	(3,289)	(1,700)
Total liabilities, convertible redeemable preferred stock and stockholders’ equity (deficit)	$1,313	$1,405

The accompanying notes are an integral part of these consolidated financial statements.

F-16

AGRO CAPITAL MANAGEMENT CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except share and per share data)

	Year ended December 31,	Year ended December 31,
	2020	2019
Revenues, net	$4,752	$5,319
Cost of goods sold	1,064	4,969
Gross profit	3,688	350
Operating expenses:
Sales and marketing	194	335
General and administrative	7,030	3,590
Total operating expenses	7,224	3,925
Loss from operations	(3,536)	(3,575)
Other income (expense), net	1,268	(143)
Interest expense	(354)	(376)
Loss before income taxes	(2,622)	(4,094)
Net and comprehensive loss	(2,622)	(4,094)

Net loss available to common stockholders	$(2,622)	$(4,094)
Basic and diluted net loss available to common stockholders per share	$(.08)	$(0.14)
Shares used in computing basic and diluted net loss per share	32,512,667	30,073,968

The accompanying notes are an integral part of these consolidated financial statements.

F-17

AGRO CAPITAL MANAGEMENT CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(in thousands, except share data)

	Common Stock		Preferred Stock		AdditionalPaid -in	Total Stockholders’	Equity
	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
Balance on January 1, 2019, Apex Holdings	91,720	$0.092	—	—	$2,293	$(1,046)	$1,247
Balance on January 1, 2019, ACMB	796,485	0.796	—	—	4,992	(4,995)	(3)
Issuance of common stock for capital proceeds, Apex Holdings	46,000	0.046	—	—	1,150	—	1,150
Net and comprehensive income (loss)	—	—			—	$(4,094)	$(4,094)
Balance on December 31, 2019	934,205	$0.934	—	—	8,435	$(10,135)	$(1,700)
Additional issuance for the year, ACMB	2,000,000	2,000	2,000	0.002	18		20
Sale of Apex Brands					1,012		1,012
Net and comprehensive income (loss)		—			—	$(2,622)	$(2,622)
Balance on December 31, 2020	2,934,205	$3	2,000	.0002	$9,465	$(12,757)	$(3,289)

The accompanying notes are an integral part of these consolidated financial statements

F-18

AGRO CAPITAL MANAGEMENT CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year ended December 31,	Year ended December 31,
	2020	2019
Cash flows from operating activities:
Net loss	$(2,622)	$(4,094)
Adjustments to reconcile net loss to net cash used in operating activities:
Theft Loss	(102)	—
Depreciation and amortization ..	148	141
Gain on sale .	10	—
Bad debts expense	47	514
Interest expense .	8	191
Changes in assets and liabilities:
Accounts receivable	(158)	(149)
Due from officers	3	—
Inventories	123	(160)
Prepaid expenses and other assets	(60)	(1)
Accounts payable	1,008	(51)
Payroll liabilities	497	241
Accrued expenses	1	0
Excise tax payable	719	152
Accrued interest and penalties payable .	345	186
Other current liabilities	3	—
Cash used in operating activities	(21)	(3,030)
Interest paid .	(5)	(33)
Net cash used in operating activities	(35)	(3,063)
Cash flows from investing activities:
Proceeds from disposal of property and equipment	10	—
Payment of loan to acquire a service vehicle	(8)	(13)
Acquisitions of property and equipment	(37)	(276)
Net cash used in investing activities	(35)	(289)
Cash flows from financing activities:
Loans from officers	44	320
Proceeds from availed interest-bearing loans	—	1,012
Proceeds from share issuance	—	1,150
Net cash provided by financing activities	44	2,482
Net increase (decrease) in cash and cash equivalents	(26)	(870)
Cash and cash equivalents at beginning of year	51	921
Cash and cash equivalents at end of year	$25	$51
Supplemental disclosures:
Income taxes paid	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

F-19

AGRO CAPITAL MANAGEMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. FORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FORM S-1 DISCLOSURE

On February 25, 2021, the Company effectively acquired Apex Holdings, Inc. in a Reverse Merger business combination transaction and of which the Company was a shell company prior to such acquisition is now entering into a business combination, other than a business combination with a shell company, as those terms are defined in Rule 12b-2 under the Exchange Act, according to Item 2.01(f) of Form 8-K, the registrant is required to disclose the information that would be required if the registrant were filing a general form for registration of securities under the Exchange Act on Form S-1.

We hereby provide below information that would be included in this Form S-1 registration statement.

Description of Business

Agro Capital Management Corp. is incorporated under the laws of the state of Nevada and originally incorporated on November 12, 2013 in Nevada under the name GUATE TOURISM INC. We have only one wholly owned subsidiary, Apex Holdings, Inc. a Nevada corporation.

The parent Company Agro Capital Management is a diversified holding company providing extraction, management, and consulting services. We are a trusted partner to the cultivation, manufacturing, and retail side of the business. As a holding company, our subsidiaries are able to leverage the strengths of each other, as well as a larger balance sheet, to succeed.

Our markets are experiencing booming demand. We believe investors can benefit by becoming involved either directly in the market or as a supplier to companies serving the market. Agro Capital intends to focus on both in its investment and acquisition strategy. Worldwide revenue streams are projected to grow to $75B by 2027 with US markets making up the bulk of the projected revenue stream.

Agro Capital Management has built a world class operational management team designed to maximize the opportunities. Operators in the space face numerous challenges related to compliance, logistics, security, and legal. The ACMB management team identifies operations that can benefit from the access to capital available in the public markets leverage with the operation expertise of our internal resources. Management will continue to identify operations that can bring cost savings and expansion opportunities to existing portfolio companies.

The ACMB team includes members trained in the Deming management method of continuous improvement of the manufacturing process to drive efficiencies and reduce cost. This is balanced with team members degreed in neuroscience and chemical engineering to maximize process flows that result in the highest-grade product available in the market. Our team has M&A experience that includes financial experience bringing operators public. Apex’s proprietary manufacturing processes have earned the company a defensible market position, reputation for high-quality and award-winning product, and a growing sales pipeline. Apex has established sustainable and diversified revenue by servicing several of top brands while simultaneously building the Apex brand and family of products. The company is one of “California’s most highly-awarded” brands within its targeted product categories. Expansion alternatives are under consideration in other licensed states using a combination of franchise, white label manufacturing, and opportunistic acquisitions.

Agro Capital is our business development arm which is focused on identifying and acquiring revenue producing assets and licenses both nationally and internationally. The team is actively reviewing opportunities for expansion in Nevada, Washington, Oklahoma, Georgia, and New York.

F-20

Share Exchange

In December 2020, Apex Holdings, Inc. purchased 2,000,000 of the 2,796,485 $.001 par value outstanding common shares of Agro Capital Management for One Hundred Ten Thousand U.S. Dollars ($110,000). The 2,000,000 shares of common stock provided a majority control of Apex Holdings over Agro Capital.

On December 2, 2020, Agro Capital did a 1-for-25 reverse stock split on its common shares which was accounted for retrospectively.

On February 25, 2021, Agro Capital, Apex Holdings, Inc. and stockholders of Apex Holdings, Inc., who collectively owned 100% of Apex Holdings, Inc., entered into and consummated transactions pursuant to a share exchange agreement, such transaction referred to as the Share Exchange, whereby the Company issued to the stockholders an aggregate of 34,43,300 shares of its common stock, in exchange for 100% of the shares of Apex Holdings, Inc. The 2,000,000 shares of ACMB common stock were retired by the company.

Furthermore, the Board designated 2,000 shares of Series A Preferred stock with super voting rights that were issued equally to Scott Benson and Ted Hicks. The holders of the Series A Preferred Stock are entitled to 100,000 votes per share on all matters submitted to a vote of the stockholders, including the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of common stock that are present in person or represented by proxy. The Series A Preferred shares have no conversion to common rights and no liquidation preference.

Prior to the merger, consulting shares were issued to C&S Advisors, EROP, and Clearview Consulting to assist in the merger transaction.

The shares of the Company’s common stock received by the stockholders of Apex Holdings, Inc. in the Share Exchange constituted approximately 97.7% of Agro Capital’s then issued and outstanding common stock, after giving effect to the issuance of shares pursuant to the share exchange agreement. As a result of the Share Exchange, Apex Holdings, Inc. became the Company’s wholly owned subsidiary.

The share exchange transaction resulting into a reverse acquisition was accounted for as a business combination under a common control.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The accompanying financial statements include the accounts of Apex Solutions, Inc. and its wholly owned subsidiary. All intercompany transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses recognized during the reported period. Actual results could differ from those estimates.

F-21

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation. Deferred rent and deferred revenue have been included in accrued liabilities and other current liabilities. The amounts for the prior periods have been reclassified to be consistent with the current year presentation and have no impact on previously reported total assets, total stockholders’ deficit or net loss.

Fair Value Measurements

The Company recognizes and discloses the fair value of its assets and liabilities using a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). Each level of input has different levels of subjectivity and difficulty involved in determining fair value.

● Level 1—Inputs used to measure fair value are unadjusted quoted prices that are available in active markets for the identical assets or liabilities as of the reporting date.

● Level 2—Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

● Level 3— Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounts Receivable, Net

Accounts receivable is recorded net of cash discounts for prompt payment and return allowances.

This account is composed of the following:

	2020	2019
Current:
Accounts Receivable	$396,499	$238,841
Allowance for Bad Debts	115,985	68,043
Due from Officers	549	1,382

Accounts Receivable, net	$281,063	$172,180

F-22

Inventories

At the end of the reporting period, cannabis inventories are valued at the lower of cost and net realizable value. Cost includes the raw materials used, the direct labor incurred, and the standard cost for variable and fixed overhead such as the cost of utilities for the equipment, usage of electric power, gas, powders, water, packaging material, maintenance for the facilities and equipment, depreciation expenses related to the manufacturing equipment and facilities owned, roll-outs of any new product lines, testing, and transportation of products.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Cannabis inventories for sale are written down to their net realizable values when such accounts are less than their carrying values.

The Company regularly reviews inventory quantities in consideration of actual loss experiences, projected future demand and remaining shelf life to record a provision for excess and obsolete inventory when appropriate.

Fair Value of Financial Instruments

Carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, prepaid and other current assets, accounts payable, accrued expenses and other liabilities and related party payables approximate fair value due to their short maturities.

Property and Equipment

Property, plant, and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are recognized using the straight-line method. Repairs and maintenance costs are expensed as incurred. Estimated useful lives in years are as follows:

Description	Estimated Useful Life
Furniture	5 - 7
Laboratory equipment	3 - 5
Computer and equipment	3 - 5
Software	5

F-23

Revenue Recognition

The Company recognizes revenue from the sales of consumer-packaged goods upon delivery of those goods to its customers in fulfillment of customer orders on a First-in First–out FOB destination basis. Occasionally, the Company also wholesales it products in bulk quantities to other licensed manufacturers or performs manufacturing as a service on behalf of other licensed manufacturers in some cases taking ownership of the inventory and in other cases without taking ownership of the underlying inventory.

Revenue is now recognized in accordance with FASB ASC Topic 606, Revenue Recognition. The guidance for comprehensive revenue recognition that requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. We determined to implement the cumulative effect adjustment approach to our implementation of FASB ASC Topic 606, with no restatement of the comparative periods presented. We intend to apply this method to any incomplete contracts we determine are subject to FASB ASC Topic 606 prospectively. As is more fully discussed below, we are of the opinion that none of our contracts for services or products contain significant financing components that require revenue adjustment under FASB ASC Topic 606.

In accordance with FASB ASC Topic 606, Revenue Recognition, we will recognize revenue when persuasive evidence of a significant financing component exists in our consulting and product sales contracts. We examine and evaluate when our customers become liable to pay for goods and services; how much consideration is paid as compared to the cash selling price of the goods or services; and, the length of time between our performance and the receipt of payment.

Cost of Goods Sold

Costs of goods sold includes direct costs related to the sale of the Company’s cannabis products, write-downs of excess and obsolete inventories and amortization of intangible assets.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred and are included in cost of goods sold.

Research and Development Expenses

Research and development expenses are expensed as incurred and consist primarily of personnel costs, including salaries, benefits, and stock - based compensation, consulting, materials, supplies, and facilities and other overhead allocations.

Marketing Expenses

The Company expenses the costs of marketing, including promotional expenses, as incurred. Marketing expenses were $32,198 for year ended December 31, 2020, and $49,333 for the year ended December 31, 2019.

Income Taxes

The Company accounts for income taxes using the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets when management estimates, based on available objective evidence, that it is more likely than not that the benefit will not be realized for the deferred tax assets.

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. No interest expense was recognized during the periods presented.

F-24

Stock-Based Compensation

The Company will recognize stock-based compensation in the future for equity awards on a straight-line basis over their vesting periods based on the grant date fair value. The Company estimates the fair value of stock options granted using the Black-Scholes pricing model. This model also requires subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. Equity instruments issued to nonemployees are recorded at their fair value on the measurement date and are subject to periodic adjustment as the underlying equity instruments vest.

Comprehensive Loss

Comprehensive loss is the change in equity of an enterprise, except those resulting from stockholder transactions. Accordingly, comprehensive loss includes certain changes in equity that are excluded from net loss. For the year ended December 31, 2020 and year ended December 31, 2019, the Company’s comprehensive loss is equal to net loss. There were no components of other comprehensive loss for any of the periods presented.

Net Loss Per Share

Basic net loss per share attributable to common stockholders is calculated based on the weighted-average number of shares of the Company’s common stock outstanding during the period. Diluted net loss per share attributable to common stockholders is calculated based on the weighted-average number of shares of the Company’s common stock outstanding and other dilutive securities outstanding during the period. The potential dilutive shares of common stock resulting from the assumed exercise of outstanding stock options, warrants and the assumed conversion of preferred stock are determined under the treasury stock method.

Recent Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new pronouncements that have been issued that might have a material impact on its financial position or results of operations except as noted below:

In January 2017, the FASB issued ASU 2017-01, Clarifying the Definition of a Business (Topic 805), which changes the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. The guidance requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities is not a business. The guidance also requires a business to include at least one substantive process and narrows the definition of outputs by more closely aligning it with how outputs are described in ASC 606. The ASU is effective for annual reporting periods beginning after December 15, 2017, and for interim periods within those years. Adoption of this ASU did not have a significant impact on the Company’s consolidated results of operations, cash flows and financial position.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740), which enhances and simplifies various aspects of the income tax accounting guidance, including requirements such as tax basis step-up in goodwill obtained in a transaction that is not a business combination, ownership changes in investments, and interim-period accounting for enacted changes in tax law. The amendment became effective for public companies with fiscal years beginning after December 15, 2020. The Company is evaluating the impact of this amendment on its consolidated financial statements.

In February 2020, the FASB issued ASU 2020-02, Financial Instruments-Credit Losses (Topic 326) and Leases (Topic 842) - Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (Topic 842), which amends the effective date of the original pronouncement for smaller reporting companies. ASU 2016-13 and its amendments will be effective for the Company for interim and annual periods in fiscal years beginning after December 15, 2022. The Company believes the adoption will modify the way the Company analyzes financial instruments, but it does not anticipate a material impact on results of operations. The Company is in the process of determining the effects adoption will have on its consolidated financial statements.

F-25

2. GOING CONCERN

The Company has a limited operating history and its prospects are subject to risks, expenses and uncertainties frequently encountered by companies in the industry. The Company’s ability to generate income in the short-run will depend greatly on the rate of adoption and ability to establish a sustainable market for cannabis products. The Company continues its research and development efforts for its products, which will require significant funding. If revenues fall short of expectations or research and development efforts require higher than anticipated capital, then there may be a negative impact on the financial viability of the Company.

The Company has incurred recurring losses and negative cash flows from operations prior to 2021 and has funded its operating losses through the sale of common stock in public and private offerings and the issuance of common stock. Since inception, the Company raised net proceeds of $4,438,928 million in private offerings of its common stock. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern.

The Company plans to increase working capital by managing its cash flows and expenses, securing financing and increasing revenue. The Company continues to pursue additional channel distribution expansion for its cannabis products to provide even broader access to consumers. Risks include, but are not limited to, the uncertainty of availability of additional financing and the uncertainty of achieving future profitability. Management of the Company intends to raise additional funds through the issuance of equity securities. Failure to generate sufficient cash flows from operations, raise additional capital or reduce certain discretionary spending could have a material adverse effect on the Company’s ability to achieve its intended business objectives. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not contain any adjustments that might result from the resolution of any of the above uncertainties.

As shown in the accompanying consolidated financial statements, the Company incurred a net loss of $4,087,747 million during the year ended December 31, 2019, and had a net loss of $2,608,835 million as of December 31, 2020. As of December 31, 2020, the Company had a negative working capital of approximately $3.42 million. While management of the Company believes that it has a plan to fund ongoing operations, there is no assurance that its plan will be successfully implemented.

3. BALANCE SHEET DETAILS

	December 31,
	2020	2019
	(in thousands)
Inventories:
Finished goods	$95,483	$218,770

	December 31,
	2020	2019
	(in thousands)
Property and equipment, net:
Leasehold improvements	$453	$450
Machinery and equipment	417	417
Containers	111	109
Vehicles	109	81
Computers	53	49
	1,143	1,106
Less: accumulated depreciation	(337)	(189)
	$806	$917

Depreciation expense for the year ended December 31, 2020 and year ended December 31, 2019 was $148,116 and $141,421, respectively.

F-26

	December 31,
	2020	2019
	(in thousands)
Accrued liabilities:
Payroll	$86	$98
Payroll Tax Liabilities	706	196
Other	8	7
	$800	$301

4. RELATED PARTY PAYABLES

Since inception, the founding executives of the Company have made advances to cover short-term operating expenses. Additionally, since the beginning of 2019 a portion of their compensation has been deferred and is included in this balance. These advances and deferred compensation are non-interest bearing and have periodically been repaid to these executives. Related party payables as of December 31, 2020 was $645,658.

5. COMMITMENTS AND CONTINGENCIES

Commitments

The following table summarizes the Company’s commitments as of December 31, 2020 (in thousands):

	Total	2021	2022	2023

Facility lease	$846,000	$282,000	$282,000	$282,000
Equipment lease	$618,300	$277,944	$277,944	$62,412
Total	$1,464,300	$559,944	$559,944	$344,412

On January 8, 2021, the Company signed a lease for 5,848 square feet of office and laboratory space on a 12,750 square feet lot in Oakland, California. The lease expires on December 31, 2023. Rent expense for the year ended December 31, 2020 and year ended December 31, 2019 was $292,482, and $207,983, respectively.

Legal Proceedings

The Company is not currently a party to any legal proceedings. The Company is not aware of any pending legal proceeding to which any of its officers, directors, or any beneficial holders of 5% or more of its voting securities are averse to the Company or have a material interest adverse to the Company.

Indemnification

The Company enters into standard indemnification arrangements in the ordinary course of business. Pursuant to these arrangements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, in connection with any trade secret, copyright, patent or other intellectual property infringement claim by any third-party with respect to the Company’s technology. The term of these indemnification agreements is generally perpetual. The maximum potential amount of future payments the Company could be required to make under these agreements is not determinable because it involves claims that may be made against the Company in the future, but have not yet been made.

The Company has entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of the individual. The Company has not incurred costs to defend lawsuits or settle claims related to these indemnification agreements. No liability associated with such indemnifications has been recorded to date.

F-27

6. STOCKHOLDERS’ EQUITY

Common Stock

As described in Note 1, on December 2, 2020, the Board and a majority of our shareholders, approved a 1-for-25 reverse stock split of the issued and outstanding shares of common stock of the Company, reducing the issued and outstanding shares of Common Stock from 69,912,152 to 2,796,486 post reverse split shares.

In December 2020, Apex Holdings, Inc. purchased 2,000,000 of the 2,796,485 $.001 par value outstanding common shares of Agro Capital Management for One Hundred Ten Thousand U.S. Dollars ($110,000). The 2,000,000 shares of common stock provided a majority control of Apex Holdings over Agro Capital.

On February 25, 2021, Agro Capital, Apex Holdings, Inc. and stockholders of Apex Holdings, Inc., who collectively owned 100% of Apex Holdings, Inc., entered into and consummated transactions pursuant to a share exchange agreement, such transaction referred to as the Share Exchange, whereby the Company issued to the stockholders an aggregate of 36,875,055 shares of its common stock, in exchange for 100% of the shares of Apex Holdings, Inc. The 2,000,000 shares of ACMB common stock were retired by the company.

Preferred Stock

The Board of Directors designated 2,000 shares of Series A Preferred stock with super voting rights that were issued equally to Scott Benson and Ted Hicks. The holders of the Series A Preferred Stock are entitled to 100,000 votes per share on all matters submitted to a vote of the stockholders, including the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of common stock that are present in person or represented by proxy. The Series A Preferred shares have no conversion to common rights and no liquidation preference.

Equity Incentive Plan

On July 7, 2021, the Company adopted the 2021 Equity Incentive Plan, or the 2021 Plan, which permits the Company to grant stock options to directors, officers or employees of the Company or others to purchase shares of common stock of the Company through awards of incentive and nonqualified stock options, restricted stock awards and stock appreciation rights.

The total number of shares reserved and available for grant and issuance pursuant to the 2021 Plan is 3,200,000. Shares issued under the 2021 Plan are drawn from authorized and unissued shares or shares now held or subsequently acquired by the Company.

7. STOCK-BASED COMPENSATION

The Company will utilize in the future estimates at the fair value of stock options granted using the Black-Scholes pricing model. This model also requires subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. For employee grants, the fair value is amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. As of December 31, 2020, there were no compensation costs related to unvested, but not yet recognized, stock-based awards. These costs, once incurred, will be amortized on a straight-line basis over a weighted average remaining period of 3.02 years and will be adjusted for subsequent changes in estimated forfeitures.

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8. EMPLOYEE BENEFIT PLAN

The Company may sponsor a 401(k) defined contribution plan for its employees in the future. This plan provides for tax deferred salary deductions for all full-time employees. Employee contributions are voluntary. Employees may contribute up to 100% of their annual compensation to this plan, as limited by an annual maximum amount as determined by the Internal Revenue Service. The Company may match employee contributions in amounts to be determined at the Company’s sole discretion. The Company has made no contributions to the plan for the year ended December 31, 2020 and the year ended December 31, 2019.

9. INCOME TAXES AND FEDERAL LOANS

No federal income taxes were provided in the year ended December 31, 2020 and year ended December 31, 2019 due to the Company’s net losses. The provision of income taxes consists of state minimum income taxes.

10. SUBSEQUENT EVENTS

In the months of July and August 2021, the Company raised net proceeds of $3,000,000 from the sale of 10,000,000 shares of common stock at $0.30 per share and an additional $6,000,000 from the sale of 10 million share warrants at $0.60 per share, in a private equity offering.

On June 30th, 2021, the company acquired a 5,000 sq ft building in Oklahoma in exchange for 500,000 common shares. The intended use of the building is to serve as the distribution and manufacturing hub for Oklahoma operations. Inspections for licensing are underway with operations planned for distribution to begin in Q3 of 2021 and manufacturing in Q4 of 2021. All planned operational dates are subject to the permitting and licensing process of the state.

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OUTSIDE BACK COVER OF PROSPECTUS

We have not authorized any dealer, salesperson or any other person to give any information or to represent anything other than those contained in this prospectus in connection with the offer contained herein, and, if given or made, you should not rely upon such information or representations as having been authorized by Agro Capital Management Corp. This prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell, or a solicitation of an offer to buy, to those to which it relates in any state to any person to whom it is not lawful to make such offer in such state. The delivery of this prospectus at any time does not imply that the information herein is correct as of any time after the date of this prospectus.

DEALER PROSPECTUS DELIVERY REQUIREMENT

Until _______________, 2022 [90 days from the date of this prospectus], all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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AGRO CAPITAL MANAGEMENT CORP.

30,104,523 Shares

Common Stock

PROSPECTUS

February __, 2022

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses payable by us in connection with the issuance and distribution of the securities being registered. None of the following expenses are payable by the Selling Securityholders. All of the amounts shown are estimates, except for the SEC registration fee.

SEC registration fee	$	*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous		*
TOTAL	$	*

*To be filed by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Sections 78:7502 and 78:751 of the Nevada Revised Statutes provide, under certain circumstances, for the indemnification of our officers, directors, employees and agents against liabilities that they may incur in such capacities. Below is a summary of the circumstances in which such indemnification is provided.

In general, the statute provides that any director, officer, employee or agent of a corporation may be indemnified against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in a proceeding (including any civil, criminal, administrative or investigative proceeding) to which the individual was a party by reason of such status. Such indemnity may be provided if the indemnified person’s actions resulting in the liabilities: (i) were taken in good faith; (ii) were reasonably believed to have been in or not opposed to our best interests; and (iii) with respect to any criminal action, such person had no reasonable cause to believe the actions were unlawful. Unless ordered by a court, indemnification generally may be awarded only after a determination of independent members of the Board of Directors or a committee thereof, by independent legal counsel or by vote of the stockholders that the applicable standard of conduct was met by the individual to be indemnified. Indemnification is mandatory to the extent that any director, officer, employee or agent of a corporation is successful on the merits or otherwise in defense of the above proceedings.

Our bylaws include an indemnification provision under which we have the power to indemnify our directors, officers, former directors and officers, employees and other agents (including heirs and personal representatives) against all costs, charges and expenses actually and reasonably incurred, including an amount paid to settle an action or satisfy a judgment to which a director or officer is made a party by reason of being or having been a director or officer of the Company. Our bylaws further provide for the advancement of all expenses incurred in connection with a proceeding upon receipt of an undertaking by or on behalf of such person to repay such amounts if it is determined that the party is not entitled to be indemnified under our bylaws. No advance will be made by the Company to a party if it is determined that the party acting in bad faith. These indemnification rights are contractual, and as such will continue as to a person who has ceased to be a director, officer, employee or other agent, and will inure to the benefit of the heirs, executors and administrators of such a person.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Our Corporate Bylaws at Article IX provides that the Corporation has accepted a provision indemnifying to the full extent permitted by the law, thereby eliminating or limiting the personal liability of directors, officers, employees or corporate agents for damages for breach of fiduciary duty as a director or officer, but such provision must not eliminate or limit the liability of a director or officer for (a) acts or omissions involving willful misconduct, gross negligence, fraud, or knowing violation of law; or (b) the payments of distributions in violation of Nevada Revised Statutes.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

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ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Since December 31, 2019, we have issued the following unregistered securities:

Common Stock and Warrants

On October 2, 2020 we issued 50,000,000 shares of our common stock to Barbara McIntyre under a court-ordered settlement of related-party debt.

On January 15, 2021 we issued a restricted stock grant of 56,390 shares of our common stock to Gordon Ellis under the terms of his Employment Agreement with the Company.

On April 2, 2021 we issued James Pekarsky a signing bonus of 5,000 shares and an incentive award of shares after we have filed this Form S-1 for 75,000 shares.

Between June 25, 2021 and August 11, 2021 we issued 10,000,000 shares of our common stock to 18 investors together with warrants to acquire 10,000,000 shares of our common stock.

On June 30, 2021 we issued 500,000 shares of our common stock to One Lowly Lot, LLC for the purchase of a building in Oklahoma City.

On November 30, 2021 we issued 210,000 shares of our common stock to Primo Laboratories LLC.

On November 30, 2021 we issued 700,000 shares of our common stock to EROP Capital, LLC as a debt conversion.

On December 17, 2021 we issued 102,500 shares of our common stock to Jeffery S. Ludlam for services, 5.000 shares of our common stock to Cassey Iser for services and 102,500 shares of our common stock to Russell Kim for services.

On December 23, 2021 we issued 25,000 shares of our common stock to Lady Bug Investments for services and 39,000 shares of our common stock to Joe Dan Rogers for services.

Option Issuances

On April 2, 2021 we granted to James Pekarsky options to purchase an aggregate of 500,000 shares of our common stock under our equity compensation plan.

Securities Issued in Connection with Acquisitions

On October 31, 2020, Barbara Bauman effected a change of control of the Company by selling 50,000,000 shares of the Company’s common stock that she owned and 2,000 shares of the Company’s Series A Preferred Stock that she owned to Apex Holdings, Inc.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe the offers, sales and issuances of the above securities were exempt from registration under the Securities Act (or Regulation D or Regulation S promulgated thereunder) by virtue of Section 4(a)(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering, or in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

ITEM 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b)	Financial Statement Schedules

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes:

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(1) To file, during any period in which offers, or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§ 230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant. The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iii) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) (i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(i) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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EXHIBIT INDEX

Exhibit No.	Description
2.1**	Agreement and Plan of Merger, dated as of December 29, 2020, by and between Agro Capital Management Corp. and Apex Holdings Inc.
2.3**	Articles of Merger of Agro Capital Management Corp. and Apes Holdings Inc. dated February 24, 2021
3.1**	Articles of Incorporation of Agro Capital Management Corp.
3.2**	Bylaws of Agro Capital Management Corp. Asset Purchase Agreement dated November __, 2021 between Agro Capital Management Corp. and Primo Laboratories LLC
5.1*	Opinion of Culhane Meadows PLLC
10.1**	Stock and Warrant Purchase Agreement dated August 9, 2021 between Agro Capital Management Corp. and Merida Capital Holdings LLC.
10.2**	Warrant dated August 9, 2021 between Agro Capital Management Corp. and Merida Capital Holdings LLC
10.3**	Stock and Warrant Purchase Agreement dated July 6, 2021 between Agro Capital Management Corp. and Maenza Enterprises LLC d/b/a Trendix Enterprises LLC
10.4**	Membership Interest Purchase Agreement dated November 17, 2021 between Agro Capital Management Corp. and Primo Laboratories LLC
10.5**	Executive Employment Agreement dated June 30, 2021 Between Agro Capital Management Corp. and Scott Benson
10.6**	Consulting Agreement dated April 2, 2021 Between Agro Capital Management Corp. and James Pekarsky
10.7**	2021 Stock Incentive Plan
10.8**	Employment Agreement dated January 1, 2020 between Apex Solutions, Inc. and Gordon Ellis
10.9**	Lease dated November 20, 2021 between Agro Capital Management Corp. and Diamond Real Estate, LLC
10.10**	Purchase and Sale Agreement dated June 30, 2021 between Once Lowly Lot, LLC and Agro Capital Management Corp.
21**	Subsidiaries of Agro Capital Management Corp.
23.1**	Consent of BF Borgers CPA PC regarding Agro Capital Management Corp.
23.2*	Consent of Culhane Meadows PLLC (included in Exhibit 5.1)
24.1	Powers of Attorney (included in the signature page to this Registration Statement)

* To be provided by amendment.

** Provided herewith.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on the 24th day of February, 2022.

AGRO CAPITAL MANAGEMENT CORP.

By:	/s/ Scott Benson
Name:	Scott Benson
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Scott Benson as their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Scott Benson	CEO (Principal Executive Officer and Principal Financial and	February 24, 2022
Scott Benson	Accounting Officer and Director

/s/ Ted Hicks	President and Director	February 24, 2022
Ted Hicks

*/s/ Scott Benson	As Attorney-In-Fact*	February 24, 2022
Scott Benson

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